Form 10KSB, Exhibit 13
period 1996-12-31
COMMUNITY BANKSHARES INC /SC/
filed 1997-03-27
CIK 894508

PORTIONS OF 1996 ANNUAL REPORT TO SHAREHOLDERS

        (Information set forth on page 3 of the Registrant's 1996 Annual
                            Report to Shareholders.)

Financial Highlights for Community Bankshares, Inc.

          The following is a summary of the consolidated financial position and results of operations of the Corporation for the years ended December 31, 1992, through December 31, 1996.

                           Community Bankshares, Inc.
                       Consolidated Financial Highlights


For the year ended December 31,                          1996          1995           1994          1993          1992
-------------------------------                          ----          ----           ----          ----          ----
               Financial Condition                         (All amounts in thousands of dollars, except per share data.)
Investment securities ..........................       $ 25,787       $24,669       $23,405       $17,249       $17,221
Net loans  receivable ..........................         67,953        51,617        47,938        41,685        41,685
Total assets ...................................        105,461        83,897        77,158        66,728        59,574
Total deposits .................................         89,851        72,550        67,669        58,735        52,395
Long-term obligations ..........................          1,130           700             -             -             -
Stockholders' equity ...........................       $ 12,104       $ 7,346       $ 6,387       $ 5,988       $ 5,468

                Earnings Summary
Interest income ................................       $  7,261       $ 6,327       $ 5,162       $ 4,511       $ 4,467
Interest expense ...............................          3,279         2,965         2,136         1,820         2,126
                                                       --------       -------       -------       -------       -------
Net interest income ............................          3,982         3,362         3,026         2,691         2,341
Provision for loan losses ......................            227           160           125           160           200
Other operating income .........................            503           431           364           299           248
Other operating expenses .......................          3,097         2,179         2,111         1,828         1,509
                                                       --------       -------       -------       -------       -------
Net income before taxes ........................          1,161         1,454         1,154         1,002           880
Income taxes ...................................            411           517           400           345           297
                                                       --------       -------       -------       -------       -------
Net income after tax ...........................       $    750       $   937       $   754       $   657       $   583
                                                       ========       =======       =======       =======       =======

Per share data (adjusted for stock split
                on Jan. 1, 1995)

Net income                                             $   0.61        $ 1.09        $ 0.88       $  0.77        $ 0.69
Dividends                                              $   0.29        $ 0.28        $ 0.25       $  0.22        $ 0.16

(Information   set  forth  on  pages  12-13  of  the  1996   Annual   Report  to
Shareholders.)

Market for the Corporation's Common Stock and Related Security Holder Matters

          The Corporation's shares of Common Stock are traded on the American Stock Exchange (the AMEX) under the ticker symbol SCB.

          The following table summarizes the range of high and low prices for the Corporation's Common Stock of which management has knowledge for each quarterly period over the last two years.

                  Sales Price of the Corporation's Common Stock

Quarter ended                 Low                 High
Mar. 31, 1995                 $10.00              $10.00
June 30, 1995                 $10.00              $10.00
Sept. 30, 1995                $10.00              $10.00
Dec. 31, 1995                 $10.00              $10.00
Mar. 31, 1996                 $10.00              $10.00
June 30, 1996                 $10.00              $10.00
Sept. 30, 1996                $10.00              $12.00
Dec. 31, 1996                 $11.75              $12.25


Between December 1995 and May 1996 the Corporation sold 450,000 shares of its no par common stock at $10.00 per share. This sale was in conjunction with the capitalization of the new Sumter bank. On November 20, 1996, CBI was listed on the AMEX. From that date to year end the corporation had a stock sales volume of 14,900 shares. (Stock prices shown prior to listing on the AMEX are based on a limited number of shares traded of which management had knowledge.)

          There were 1,174 holders of record of the Corporation's Common Stock (no par value) as of December 31, 1996.

          During 1996 the Corporation authorized and paid two cash dividends totaling 29 cents per share. The total cost to the Corporation of these payments was approximately $318,000, 42% of after tax profits. During 1995 the Corporation paid two cash dividends totaling 28 cents per share. The cost to the Corporation of those payments was $242,000, about 26% of after tax profits. The Board of Directors decided to maintain its dividend strategy because, in its opinion, the decline in earnings for 1996 was the temporary result of the investment in the new bank in Sumter. The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. Subject to ongoing review of these circumstances, the Board expects to maintain a reasonable, safe, and sound dividend payment policy.

          The current source of dividends to be paid by the Corporation is dividends of its banking subsidiary, Orangeburg National Bank. Accordingly, the payment of dividends by the Corporation is indirectly subject to the same laws and regulations that govern the payment of dividends by national banking associations. Pursuant to 12 U.S.C. Section 56, no national bank may pay dividends from its capital. All dividends must be paid out of net profits then on hand, after deduction of losses and bad debts. The payment of dividends out of net profits is further limited by 12 U.S.C. Section 60(a). This section prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock. If the surplus fund does not equal the amount of capital stock, a dividend may not be paid until one-tenth of the Bank's net profits of the preceding half year, in the case of quarterly or semi-annual dividends, or the preceding two years, in the case of an annual dividend, are transferred to the surplus fund. Pursuant to 12 U.S.C.
Section 60(b), the approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year will exceed the total of its retained net profits of that year combined with its net profits of the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Additionally, pursuant to 12 U.S.C.
Section 1818(b), the Comptroller of the Currency may prohibit the payment of dividends that would constitute an unsafe and unsound banking practice.

            (Information set forth on pages 13-37 of the 1996 Annual
                            Report to Shareholders.)


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community Bankshares, Inc. (CBI or the Corporation) for the years ended December 31, 1996 and 1995. This commentary should be reviewed in conjunction with the audited consolidated financial statements and notes contained elsewhere in this report.

Forward Looking Statements

          Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as `forward looking statements' for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation cautions readers that forward looking statements, including without limitation, those relating to the Corporation's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Corporation's reports filed with the Securities and Exchange Commission.

Business of the Corporation and the Banks

          Community Bankshares, Inc. is a bank holding company. It was incorporated on November 30, 1992, and commenced operations July 1, 1993, by acquiring Orangeburg National Bank. CBI owns two banking subsidiaries:
Orangeburg National Bank and Sumter National Bank. CBI provides item and data processing and other technical services for its two banking subsidiaries. The consolidated financial report for 1996 represents the operations of the holding company and its two banks. (Parent only and bank only financial statements are presented in the footnotes to the consolidated financial statements.)

          Orangeburg National Bank is a national banking association that commenced operations in November 1987. It operates two offices in Orangeburg, South Carolina. The bank provides commercial banking services to the Orangeburg community. Its primary customer markets are consumers and small businesses.

          Sumter National Bank is a national banking association that commenced operations in June 1996. It operates one office in Sumter, South Carolina. The bank provides commercial banking services to the Sumter community. Its primary customer markets are also consumers and small businesses.

1996 compared to 1995

Earnings Performance

          The Corporation's net income was $750,000, or $.61 per share, in 1996. This compares to $937,000, or $1.09 per share, in 1995, a decrease of $187,000, or 20%.

          Management views this reduction in earnings as the expected and temporary result of a major investment in a new marketplace.

Distribution of Assets and Liabilities

          The Corporation manages its balance sheet in a conservative manner. The following table shows the percentage relationships of significant components of average balance sheets for the years ended December 31, 1996 and 1995.

Balance Sheet Categories as a Percent of Average Total Assets as of December 31,


Assets                                                        1996         1995
------                                                        ----         ----
    Interest bearing deposits ......................         0.72%         0.54%
    Investment securities taxable ..................        28.20%        27.74%
    Investment securities--tax exempt ..............         0.44%         0.12%
    Federal funds sold .............................         3.21%         3.98%
    Loans, net of unearned income ..................        60.58%        61.64%
                                                           ------        ------
    Total interest earning assets ..................        93.15%        94.02%
    Cash and due from banks ........................         3.78%         3.73%
    Allowance for loan losses ......................        -0.79%        -0.80%
    Premises and equipment .........................         2.47%         1.73%
    Other assets ...................................         1.39%         1.32%
                                                           ------        ------

Total assets .......................................       100.00%       100.00%
                                                           ======        ======

Liabilities and Stockholders' Equity
    Interest bearing deposits
    Savings ........................................        14.78%        17.74%
    Interest bearing transaction  accounts .........         9.36%         7.62%
    Time deposits ..................................        48.89%        49.30%
                                                           ------        ------
    Total interest bearing deposits ................        73.03%        74.66%
    Short term borrowings ..........................         2.48%         4.53%
    FHLB advances ..................................         1.20%         0.33%
                                                           ------        ------
    Total interest bearing liabilities .............        76.72%        79.52%
    Noninterest bearing demand deposits ............        11.02%        11.46%
    Other liabilities ..............................         0.70%         0.74%
    Stockholders' equity ...........................        11.57%         8.28%
                                                           ------        ------

Total liabilities and stockholders' equity .........       100.00%       100.00%
                                                           ======        ======


          The following table presents the average balance sheets, the average yield and the interest earned on earning assets, and the average rate and the interest paid on interest bearing liabilities for the years ended December 31, 1996 and 1995.


                                             ...................................       ..........................................
Years ended December 31,                                    1996                                       1995
                                             ...................................        .........................................
                                                          Interest                                   Interest
                                             Average       Income/       Yields/        Average       Income/         Yields/
                                             Balance     Expense (1)    Rates (1)       Balance     Expense (1)      Rates (1)
Assets                                       -------     -----------    ---------       -------     -----------      ---------
                                                                     (Dollar amounts in thousands)
Interest bearing deposits .................  $   687       $   38        5.53%          $   448      $   26            5.75%
Investment securities taxable .............   26,914        1,599        5.94%           22,822       1,306            5.72%
Investment securities--tax exempt .........      417           17        6.35%               95           4            5.65%
Federal funds sold ........................    3,067          163        5.32%            3,276         191            5.84%
Loans receivable (2) ......................   57,805        5,444        9.42%           50,724       4,800            9.46%
                                             -------       ------        ----           -------      ------            ----
Total interest earning assets .............   88,890        7,261        8.17%           77,365       6,327            8.18%
Cash and due from banks ...................    3,606                                      3,069
Allowance for loan losses .................     (757)                                      (662)
Premises and equipment ....................    2,360                                      1,425
Other assets ..............................    1,328                                      1,086
                                             -------                                    -------
 Total assets                                $95,427                                    $82,283
                                             =======                                    =======
Liabilities and shareholders' equity

Interest bearing deposits
Savings ...................................  $14,106       $  392        2.78%          $14,601      $  443            3.03%
Interest bearing transaction accounts .....    8,936          183        2.05%            6,273         149            2.38%
Time deposits .............................   46,646        2,536        5.44%           40,559       2,177            5.37%
                                             -------       ------        ----           -------      ------            ----
Total interest bearing deposits ...........   69,688        3,111        4.46%           61,433       2,769            4.51%
Short term borrowings .....................    2,369           92        3.89%            3,724         177            4.76%
FHLB advances .............................    1,149           76        6.64%              276          19            6.97%
                                             -------       ------        ----           -------      ------            ----
Total interest bearing liabilities ........   73,206        3,279        4.48%           65,433       2,965            4.53%
Noninterest bearing demand deposits .......   10,516                                      9,431
Other liabilities .........................      667                                        606
Shareholders' equity ......................   11,038                                      6,813
                                             -------                                    -------
 Total liabilities and shareholders' equity  $95,427                                    $82,283
                                             =======                                    =======

Interest rate spread (3)......................                           3.69%                                         3.65%

Net interest income and net yield on
earning assets (4)............................             $3,982        4.48%                       $3,362            4.35%
                                                           ======        ====                        ======            ====


Notes
1. Computed on a fully taxable equivalent basis using a federal tax rate of 34%.
2. Nonaccruing loan balances are included in the average loan balances and income from such loans is recognized on a cash basis.
3. Total interest earning assets yield less total interest bearing liabilities rate.
4. Net yield equals net interest income divided by total interest earning assets.

Interest Income and Interest Expense

          The Corporation's interest income increased in 1996 from 1995. In 1996 the Corporation earned $7,261,000 in total interest income, up from the prior year's $6,327,000. This represented a $934,000 or a 14.8% increase. This growth was mostly the result of increased volume in the loan and investment portfolios.

          Interest bearing deposits in other banks contributed $38,000 to interest income in 1996, up from $26,000 the prior year, an increase of $12,000 or 46.2%. In 1996 the Corporation had an average of $687,000 invested in interest bearing deposits, up from the prior year's $448,000, an increase of $239,000 or 53.3%. The average yield on these deposits during 1996 was 5.53%, down .22% from the prior year's yield of 5.75%.

          Investments contributed $1,599,000 to interest income in 1996, up from $1,306,000 the prior year, an increase of $293,000 or 22.4%. The investment portfolio averaged $26.9 million in 1996, up from the prior year's $22.8 million, an increase of $4.1 million or 17.9%. The Corporation's investment portfolio consists primarily of short- term U. S. government and agency debt issues. The average yield on investments during 1996 was 5.94%, up .22% from 5.72% in 1995.

          The Corporation's tax exempt securities portfolio earned $17,000 during 1996, up from $4,000 in 1995, an increase of $13,000 or 325%. The portfolio averaged $417,000 in 1996, up from $95,000 in 1995, an increase of $322,000 or 339%. The average yield was 6.35%, compared to 5.65% the prior year, on a fully taxable equivalent basis.

          Federal funds sold represent temporary surplus funds that one bank lends to another. These funds are a source of day to day operating liquidity. Federal funds sold contributed $163,000 to interest income in 1996, down from $191,000 in the prior year, a decrease of $28,000 or 14.7%. The Corporation had an average of $3.1 million in federal funds during 1996, down from the prior year's $3.3 million, a decrease of 6.4%. The average yield on federal funds during 1996 was 5.32%, down from 5.84% in 1995.

          The Corporation's major source of interest income is the loan portfolio, which contributed $5,444,000 to interest income in 1996, up from $4,800,000 in the prior year, an increase of $644,000 or 13.4%. The average loan portfolio for 1996 was $57.8 million, compared to the prior year's $50.7 million, an increase of $7.1 million or 14%. The average yield on loans during 1996 was 9.42%, down from 9.46% in 1995.

          The Corporation had average earning assets in 1996 of $88.9 million which earned a yield of 8.17%. In 1995 the Corporation had average earning assets of $77.4 million which earned a yield of 8.18%.

          On the liability side of the balance sheet, the Corporation's savings deposits consist of savings and money market accounts. Total savings accounts averaged $14.1 million in 1996, down from $14.6 million in the prior year, a decrease of $.5 million or 3.4%. The cost of these funds decreased to 2.78% in 1996 from 3.03% in the prior year. In 1996 this category of deposits represented 14.8% of the Corporation's liabilities and equity, down from 17.7% in 1995. The decrease was attributable primarily to savings customers moving into time deposits in search of higher rates.

          Interest bearing transaction accounts are the lead checking accounts that the banks offer customers. This overall category was $8.9 million in 1996, up from $6.3 million in 1995, an increase of $2.6 million or 41.2%. The average cost of these funds was 2.05% in 1996, compared to 2.38% in the prior year.

          Time deposits are the largest category of deposits, totaling $46.6 million in 1996, up from $40.6 million in the prior year, an increase of $6.1 million or 15%. Much of this increase was attributable to the movement of deposits from regular savings accounts. The cost of time deposits increased to 5.44% from 5.37%.

          The Orangeburg bank has several commercial customers for which it offers daily repurchase agreements. These accounts are not deposits; they are considered other obligations. Balances in these accounts are subject to wide fluctuation with the customers' cash flows, but they constitute a relatively small portion of the balance sheet. The average balance for 1996 was $2.4 million, down from $3.7 million in the prior year, a decrease of $1.3 million or 35.1%. The cost of these funds decreased to 3.89% from 4.76%.

          Orangeburg National Bank is a member of and has the ability to borrow from the Federal Home Loan Bank (the FHLB). The bank had an average $1.1 million outstanding balance during 1996 at an average cost of 6.64%. This compares to $276,000 outstanding in 1995 at an average cost of 6.97%. The increase is a result of the bank's on-going asset liability management. These loans are secured by a blanket lien on the bank's one to four family residential mortgage loan portfolio and the bank's stock in the FHLB..

          The Corporation had total interest bearing liabilities in 1996 of $73.2 million costing an average of 4.48%, compared with interest bearing liabilities in 1995 of $65.4 million that cost an average of 4.53%.

Interest Income and Interest Expense-Sumter National Bank

          Sumter National Bank opened for business on June 10, 1996. By December 31, 1996, the bank's earning assets had grown to $10.8 million, total assets were $13.7 million, and deposits were $8.5 million.

          The average earnings assets for 1996 for the new bank were $4.4 million (4.9% of consolidated earning assets). These earning assets generated $337,000 in interest income for the year (4.6% of consolidated interest income).

          Total interest bearing liabilities for 1996 for the new bank were $3.2 million (4.4% of consolidated interest bearing liabilities). These liabilities generated $143,000 in interest expense for the year (4.4% of consolidated interest income).

Volume and Rate Variance Analysis

          The table "Volume and Rate Variance Analysis" provides a summary of changes in net interest income resulting from changes in volume and changes in rate (The changes in volume are the difference between the current and prior year's balances times the prior year's rate. The changes in rate are the difference between the current and prior year's rate times the prior year's balance.)
          As reflected in the table, the increase in 1996 net interest income of $621,000 is due almost entirely to changes in volume. Almost all of the $935,000 increase in interest income was from volume growth in earning assets. Likewise, most of the increase in interest expense was due to volume increases for time deposits. During 1995 there was a similar pattern, with most of the increase in net interest income coming from changes in volume.

          Six interest rate increases from February 1994 to February 1995 resulted in the prime lending rate increasing from 6% to 9%. These increases were followed by three rate cuts, taking the prime down to 8.25% in February 1996, where it has remained. Management expects that interest rates will move within a relatively narrow band during 1997, with some small interest rate changes possible. Inflation is expected to remain low. The Corporation is not aware of any other immediately identifiable factors that would cause short-term interest rates to increase sharply in the near term. Therefore, as in 1996, improvements in net interest income during 1997 are more likely to be the result of changes in volume and the mix of earning assets and interest bearing liabilities than changes in rates.

                                           Volume and Rate Variance Analysis

                                                             1996 compared to 1995               1995 compared to 1994
                                                         ------------------------------      ------------------------------
                                                         Volume       Rate        Total      Volume      Rate         Total
                                                         ------       ----        -----      ------      ----         -----
Interest earning assets                                                      (Dollar amounts in thousands)
Interest bearing deposits ..........................       $ 13      $  (1)      $  12       $  5      $    5       $   10
Investment securities taxable ......................        240         53         293          31        174          205
Investment securities--tax exempt ..................         13          -          13         (34)         8          (26)
Federal funds sold .................................        (12)       (16)        (28)         87         31          118
Net loans receivable ...............................        668        (23)        645         531        326          857
                                                           ----      -----       -----       -----     ------          ---
Total interest income ..............................        922         13         935         620        544       $1,164

Interest bearing liabilities
Savings ............................................        (15)       (35)        (50)       (158)        20         (138)
Interest bearing transaction accounts ..............         57        (23)         34          (7)        33           26
Time deposits ......................................        330         28         358         412        424          836
                                                           ----      -----       -----       -----     ------       ------
Total interest bearing deposits ....................        372        (30)        342         247        477          724
                                                           ----      -----       -----       -----     ------       ------
Short term borrowings ..............................        (56)       (29)        (85)         59         26           85
FHLB advances ......................................         58         (1)         57          19          -           19
                                                           ----      -----       -----       -----     ------       ------
Total interest expense .............................        374        (60)        314         325        503          828
                                                           ----      -----       -----       -----     ------       ------
Net interest income                                        $548      $  73       $ 621       $ 295     $   41       $  336
                                                           ====      =====       =====       =====     ======       ======


 (1) The rate volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances, except in categories having balances in only one period. In such cases, the entire variance is attributed to volume differences.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

Interest Rate Sensitivity

          Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of the repricing characteristics of interest earning assets and interest bearing liabilities. This is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The table "Interest Sensitivity Analysis" indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 1996 of $26.8 million.

          When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 1996, with respect to the one year "horizon." For a corporation with a negative gap, falling interest rates would be expected to have a positive effect on the net interest income and rising rates would be expected to have the opposite effect, because, theoretically, as rates increase more deposits will reprice than loans or investments, thus driving up interest costs and decreasing net interest income.

          The following table summarizes the Corporation's interest sensitivity position as of December 31, 1996.

                                             Interest Sensitivity Analysis

                                                Within 3       4-12         1-5        Over 5
                                                 months       months       years       years     Total
                                                 ------       ------       -----       -----     -----
                                                             (Dollar amounts in thousands)
Interest earning assets
Interest bearing deposits ...................   $   331      $    100     $     -    $     -   $    431
Taxable investment securities ...............     3,347         2,422      18,300        717     24,786
Tax exempt investment securities ............         -             -         414          -        414
Federal funds sold ..........................     1,300             -           -          -      1,300
Net loans receivable ........................    31,963         3,350      23,164     10,216     68,693
                                                -------      --------     -------    -------    -------

Total interest earning assets ...............    36,941         5,872      41,878     10,933     95,624
                                                -------      --------     -------    -------    -------

Interest bearing liabilities
Savings .....................................     9,418             -           -          -      9,418
Interest bearing transaction accounts .......    17,054             -           -          -     17,054
Time deposits < $100M .......................    13,063        16,231       7,109          -     36,403
Time deposits > $100M .......................     5,078         7,019       1,543          -     13,640
Short term borrowings .......................     1,744             -           -          -      1,744
FHLB advances ...............................         -            70         280        780      1,130
                                                -------      --------     -------    -------    -------

Total interest bearing liabilities ..........  $ 46,357      $ 23,320     $ 8,932    $   780    $79,389
                                               --------      --------     -------    -------    -------

Interest sensitivity gap ....................  $ (9,416)     $(17,448)    $32,946    $10,153   $ 16,235
Cumulative gap ..............................    (9,416)      (26,864)      6,082     16,235
RSA/RSL .....................................        80%           25%
Cumulative RSA/RSL ..........................        80%           61%

RSA- rate sensitive assets; RSL- rate sensitive liabilities

          The above table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amortizing fixed rate loans are reflected at the scheduled maturity date. Variable rate amortizing loans are reflected at the earliest date at which they may be repriced contractually. Deposits in other banks and debt securities are reflected at each instrument's ultimate maturity date. Overnight federal funds sold are reflected as instantly repriceable. Interest bearing liabilities with no contractual maturity, such as savings deposits and interest bearing transaction accounts, are reflected in the earliest repricing period possible. Fixed rate time deposits are reflected at the earlier of their next repricing or maturity dates.

          The Corporation's banks have established Asset/Liability Management Committees. It is the responsibility of these committees to establish parameters for various interest risk measures, to set strategies to control interest rate risk within those parameters, to maintain adequate and stable net interest income, and to direct the implementation of tactics to facilitate achieving its objectives. During 1996, emphasis was directed toward controlling the rate of increase in funding costs. This was done by aggressive monitoring of deposit rates and restructuring of some deposit products.

          Management is aware of its negative gap position and is emphasizing variable rate loans in 1997. Management also will explore variable rate investments. If successful, these efforts will help to reduce the negative gap position and reduce interest rate risk. The Corporation also realizes, however, that these efforts may be constrained by customer demands during the upcoming year.

Investment Portfolio

          Investment securities constituted $26.9 million (28.20%) of the Corporation's average assets in 1996 and $22.8 million (27.74%) in 1995.

          The following tables summarize the book and market values of investment securities held by the Corporation at the dates indicated, and the maturities and weighted average yields of the securities at December 31, 1996.


                                                                 1996                                   1995
                                                  Amortized cost        Fair Value       Amortized cost        Fair Value
                                                  --------------        ----------       --------------        ----------
                                                                  (Dollar amounts in thousands)
Securities held to maturity
U. S. Government and agencies ................       $  14,613          $  14,612          $  15,287           $ 15,296
State and local governments ..................             414                417                323                324
                                                     ---------          ---------          ---------           --------
     Total ...................................       $  15,027          $  15,029          $  15,610           $ 15,620
                                                     =========          =========          =========           ========

Securities available for sale
U. S. Government and agencies ................       $  10,174          $  10,174          $   8,651           $  8,688
Federal Reserve stock ........................             336                336                139                139
Federal Home Loan Bank stock .................             251                251                232                232
                                                     ---------          ---------          ---------           --------
     Total ...................................       $  10,761          $  10,761          $   9,022           $  9,059
                                                     =========          =========          =========           ========

                                      Investment Portfolio Maturities And Yields

                                                                              After five years
                                                        After one year but    but within ten
                                   Within one year      within five years          years        Over ten years              Total
                                    ---------------     ------------------   ----------------   ----------------     ---------------

                                                                      (Dollar amounts in thousands)
Securities held to maturity
U. S. Treasury securities           $1,390    5.48%     $ 1,594     6.41%    $    -    0.00%    $     -    0.00%     $ 2,984   6.07%
Federal agency obligations             900    5.92%      10,729     6.07%         -    0.00%          -    0.00%      11,629   6.06%
State and local governments              -    0.00%         414     6.27%         -    0.00%          -    0.00%         414   6.27%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----
    Total held to maturity          $2,290    5.65%     $12,737     6.12%    $    -    0.00%    $     -    0.00%     $15,027   6.05%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----

Securities available for sale
U. S. Treasury securities           $1,979    5.88%     $     -     0.00%    $    -    0.00%    $     -    0.00%       1,979   7.55%
Federal agency obligations           1,000    5.15%       7,196     5.17%         -    0.00%          -    0.00%       8,196   5.73%
Equities                                 -    0.00%           -     0.00%         -    0.00%    $   586    6.78%         586   6.52%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----
     Total available for sale       $2,979    5.63%     $ 7,196     5.17%    $    -    0.00%    $   586    6.78%     $10,761   6.10%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----

Total for portfolio                 $5,269    5.64%     $19,933     5.78%    $    -    0.00%    $   586    6.78%     $25,788   6.07%
                                    ======    ====      =======     ====     ======    ====     =======    ====      =======   ====


          Yields on tax exempt obligations have been computed on a tax equivalent basis using the maximum federal tax rate of 34%.

          As of December 31, 1996, the held to maturity portfolio included gross unrealized securities gains of $2,741 and no gross unrealized losses. As of December 31, 1995, the held to maturity portfolio included gross unrealized securities gains of $70,147 and gross unrealized losses of $60,965. The ratios of market value to book value, as of December 31, 1996 and 1995, were 1.00 and 1.00, respectively.

          As of December 31, 1996, the available for sale portfolio included gross unrealized securities gains of $14,556 and gross unrealized losses of $14,491. The amortized cost of the portfolio was $10,761,000. The fair value of the portfolio was $10,761,000. As of December 31, 1995, the available for sale portfolio included gross unrealized securities gains of $49,689 and gross unrealized losses of $13,333.

          The taxable portfolio's total income was $1,599,000 for 1996, compared to $1,306,000 the prior year, an increase of $293,000 or 22.4%. The average yield in 1996 was 5.94%, compared to 5.72% in 1995.

          The Corporation also had tax exempt income of $17,000 for 1996, compared to $4,000 the prior year, an increase of $13,000 or 325%. The average tax equivalent yield on the tax exempt portfolio was 6.35% for 1996, compared to 5.65% in 1995.

Loan Portfolio

          The average size of the loan portfolio in 1996 was $57.8 million, compared to $50.7 million the prior year, which represents average growth of $7.1 million or 14%.

          At December 31, 1996, the loan portfolio was $68.8 million, compared to $52.3 million the prior year, an increase of $16.5 million, or 31.5%. Of the increase, $8.9 million (54%) was attributable to new loans on the books of the Sumter bank.

          Management believes the loan portfolio is adequately diversified. There are no foreign loans and few agricultural loans. The Orangeburg bank ordinarily originates mortgage loans for sale to others, but does not service such loans. However, certain older mortgage loans and selected new loans with acceptable rates are owned and serviced by the Orangeburg bank. Real estate loans are primarily 1 to 4 family residential loans. There were no significant concentrations in any particular individuals or industry or group of related individuals or industries at the end of 1996. The table, "Loan Portfolio Composition," indicates the amounts of loans outstanding according to the type of loan at the dates indicated.

Lending Risks

          Because extending credit involves a certain degree of risk, management has established loan and credit policies designed to control both the types and amounts of risks assumed and to minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines. The Corporation also conducts internal loan reviews to monitor on an ongoing basis the quality of its portfolio.

          The Corporation has a geographic concentration of loans within its home communities of Orangeburg and Sumter, South Carolina, because its primary business is community banking.

          The Corporation's customer base is predominantly consumers and small businesses. As a result, the loan portfolio is comprised primarily of consumer and real estate loans, and, to a lesser extent, small to medium size commercial loans.

Loan Portfolio Composition

          The following table shows the composition of the loan portfolio for the years ended December 31, 1996 and 1995.

Loan category                                     1996                 1995
-------------                                     ----                 ----
                                                (Dollar amounts in thousands)
Commercial, financial and agricultural          $16,520              $12,408
Real estate - construction                        5,611                3,449
Real estate - mortgage                           35,553               28,029
Installment loans to individuals                 11,021                8,361
Obligations of political subdivisions               124                   77
                                                -------              -------
     Total loans - gross                        $68,829              $52,324
                                                =======              =======


          Commercial, financial, and agricultural loans, primarily representing loans made to small businesses, increased by $4.1 million or 33% during 1996. These loans may be made on either a secured or an unsecured basis. When taken, security consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios.

          Real estate loans consist of construction and loan secured by mortgage. Because the Corporation's subsidiaries are community banks, real estate loans comprise the bulk of the loan portfolio, 60% in 1996. Construction loans increased $2.2 million or 63% in 1996. Mortgage loans increased $7.5 million or 27% in 1996.

          The Corporation generally does not compete with 15 and 30 year fixed secondary market mortgage interest rates, so it elected to pursue the origination of mortgage loans that could be easily sold into the secondary mortgage market. These loans are generally pre-qualified with the underwriters to avoid problems in the sale of the loans. In 1996 and 1995 the Corporation sold $4.1 million and $2.9 million, respectively, in such loans. These loans are sold at par so no gain or loss is recognized at the time of sale. However, fee income is generated by the origination and sale of these loans. The Corporation also makes mortgage loans for its own account. Such loans are usually for a shorter term than loans made to sell and usually have a variable interest rate rather than a fixed rate of interest.

          Installment loans to individuals increased $2.7 million or 32% in 1996.

          Most of the increases in loan volume are the result of new and increased volumes of loan demand in Orangeburg and the opening of the new bank in Sumter.

          Interest income from the loan portfolio was $5,444,000 in 1996, compared to $4,800,000 in 1995, an increase of $644,000 or 13.4%. The average yield on the portfolio was 9.42% in 1996, compared to 9.46% in 1995.

Secured versus Unsecured Loans

          The Corporation does not aggressively seek to make unsecured loans, since these loans may be somewhat more risky than collateralized loans. There are, however, occasions when it is in the business interests of the Corporation to provide short-term, unsecured loans to selected customers. In 1996 the Corporation had $4.4 million in unsecured loans or 6.4% of its loan portfolio. In 1995 the Corporation had $3 million in unsecured loans, or 5.8% of its loan portfolio. Charge-offs on unsecured loans were not disproportionate to their share of the total loan portfolio in 1996.

Loan Participations

          Periodically, the Corporation's banking subsidiaries enter into sales or purchases of loan participations with other financial institutions. The banks generally only sell participations in loans that would cause the bank to exceed its lending limitation to a single customer. As the banks' lending limits increase they may buy back such loan participations. Such loans are usually commercial in nature, subject to the banks' standard underwriting requirements, and all risks associated with the portion of the loan sold flow to the purchaser.

          At the end of 1996 Orangeburg National Bank had sold $233,000 (all to Sumter National Bank) in participations and purchased $580,000 ($315,000 from Sumter National Bank) in such participations. At the end of 1995 the Orangeburg bank had not sold any such participations and had purchased $291,000 in such participations.

          At the end of 1996 Sumter National Bank had sold $315,000 (all to Orangeburg National Bank) in participations and purchased $233,000 (all from Orangeburg National Bank) in such participations.

Maturity Distribution of Loans

           The following table sets forth the maturity distribution of the Corporation's loans, by type, as of December 31, 1996, as well as the type of interest on loans due after one year.
                                       After one  After five
                                        year but   years but
                       Within one     within five within ten
                          year           years        years           Total
                          ----           -----        -----           -----
                                  (Dollar amounts in thousands)
Commercial            $    22,002   $     4,494  $       1,380    $   27,876
Real Estate                 9,782         8,135          5,892        23,809
Installment                 6,079         8,954          2,111        17,144
                      -----------    ----------   ------------    ----------
     Total            $    37,863    $   21,583   $      9,383    $   68,829
                      ===========    ==========   ============    ==========

Sensitivity of loans to changes in interest rates-Loans due after one year
Predetermined interest rate                                    $    27,131
Floating interest rate                                               3,834
                                                               -----------
     Total                                                     $    30,965
                                                               ===========


Non-performing Loans; Other Problem Assets

Nonaccrual and Past Due Loans

          The following table presents information about the Corporation's nonaccrual and past due loans, other real estate owned, and impaired loans at December 31, 1996 and 1995.

                                                      1996           1995
                                                      ----           ----
                                                  (Dollar amounts in thousands)

Nonaccrual loans                                     $  431         $  348
Accruing loans 90 days or more past due                  93             76
                                                     ------         ------
     Total                                           $  524         $  424
                                                     ======         ======
     Total as a % of outstanding loans                 0.76%          0.81%
                                                     ======         ======
Other Real Estate Owned                              $    -         $    -
                                                     ======         ======
Impaired Loans (included in non accrual)             $  120         $  108
                                                     ======         ======


          The Corporation had $431,000 in nonaccrual loans at the end of 1996, compared to $348,000 at the end of 1995. Gross interest income that would have been recorded for the year ended December 31, 1996, if these loans had been performing in accordance with their original terms approximated $36,000. No interest was included in income for the year on these loans.

          The Corporation had no restructured loans in 1996 or 1995.

          A loan is generally placed on nonaccrual status when principal or interest is 90 days past due or when serious doubt exists as to collectibility. Management reviews the status of each nonaccrual loan, information about the borrower, and the value of any collateral. If the estimated net realizable value of collateral is sufficient to assure collection of principal and accrued interest, accrual may be resumed. If management believes that collection of a significant amount of the principal is in serious doubt, the principal balance is reduced to the estimated net realizable value of collateral by charge-off to the allowance for loan losses. Accrued interest is charged against income. Subsequent payments on such loans are credited to the outstanding principal balance until such balance is recovered. Then, such payments are credited to the allowance for loan losses as recoveries to the extent, if any, of any initial write down to net realizable value. Finally, interest income on nonaccrual loans is recognized when received. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

          Nonaccrual loans were not material in relation to the portfolio as a whole in 1996. Management is aware of no trends, events or uncertainties which would cause nonaccrual loans to change materially in 1997.

Statements of Financial Accounting Standards No. 114 and No. 118

          Effective January 1, 1995, CBI adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for the Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." These statements require creditors to account for impaired loans, except for those collateral dependent loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate.

          CBI does not apply FAS 114 to "large groups of smaller balance homogeneous loans that are collectively evaluated for impairment." These groups include the Banks' consumer loan portfolio, overdraft protection loans, residential mortgage loans, and home equity loans. The major category of loans to which FAS 114 is applied are commercial loans.

          CBI determines when loans become impaired through its normal loan administration and review functions. Loans that are on the Banks' watch loan report are potentially impaired loans. Management considers a loan to be impaired when, based on current information and events, it is probable that the Banks will be unable to collect all principal and interest amounts due according to the contractual terms of the agreement.

          The Banks classify impaired loans as non-accrual loans.

          As a matter of general policy, the banks either commence foreclosure proceedings or charge off an impaired loan within 90 days of placing a loan in such status.

          As of December 31, 1996, the Orangeburg bank had impaired loans of $120,000. The average recorded investment in such loans for 1996 was $114,000. The allowance for loan losses related to impaired loans was approximately $22,000 for 1996, compared to $16,000 for 1995. Interest income of $0 was recognized during 1996 and 1995 on impaired loans.

          The amount of impaired loans at December 31, 1996, represented one collateral dependent loan. The Orangeburg bank estimates that the fair market value of the collateral, net of disposal costs, will not be materially different than the balance of the loan less the related allowance.

          The adoption of these accounting standards has not had a material effect on the financial conditions and results of operations of CBI.

Potential Problem Loans

          At December 31, 1996, the Corporation's internal loan review program had identified $1,311,000 (1.9% of the portfolio) in commercial and industrial loans, including the above mentioned past due loans, where information about credit problems of borrowers had caused management to have concerns about the ability of the borrowers to comply with original repayment terms.

          The amounts reflected above do not represent management's estimate of the potential losses since a large proportion of these loans are secured by real estate and other marketable collateral.

Other Real Estate

          Other real estate, consisting of foreclosed properties, was $0 at year end 1996 and year end 1995. Other real estate is initially recorded at the lower of net loan balance or its estimated fair value, net of estimated disposal costs. The estimate of fair value for foreclosed properties is determined by appraisal at the time of acquisition.

Provision for Loan Losses

          The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. In reviewing the adequacy of the provision for loan losses during each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, the quality of collateral securing problem loans, and the results of its ongoing internal loan review process. Provisions for loan losses totaled $227,000 and $160,000 in 1996 and 1995, respectively. Based on the available information, the Corporation considers its 1996 provision for loan losses adequate.

          Net charge-offs in 1996 were $58,000 or 25.5% of the provision for loan losses, compared to $69,000 or 43.1% of the provision for loan losses in the prior year. See "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Allowance for Loan Losses

          The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on loans are charged against the allowance in the period in which management determines that such loans become uncollectable. Recoveries of previously charged off loans are credited to the allowance. At December 31, 1996 and 1995, the allowance for loan losses was 1.27% and 1.35%, respectively, of total loans, and 167% and 167%, respectively, of nonaccrual loans and accruing loans 90 days or more past due.

                                                         Year ended December 31,
                                                           1996            1995
                                                           ----            ----
                                                   (Dollar amounts in thousands)

Total loans outstanding at end of year .................  $ 68,829      $ 52,324
                                                          ========      ========

Average amount of loans outstanding ....................  $ 57,806      $ 50,724
                                                          ========      ========

Allowance for loan losses at beginning of year .........  $    707           616
                                                          --------      --------
Loan charge-offs
Real estate ............................................         -            15
Installment ............................................        70            58
Credit cards and related plans .........................         5             2
Commercial and other ...................................        11             9
                                                          --------      --------
Total charge-offs ......................................        86            84
                                                          --------      --------

Recoveries
Real estate ............................................         4             -
Installment ............................................        23            13
Credit cards and related plans .........................         1             2
Commercial and other ...................................         -             -
                                                          --------      --------
Total recoveries .......................................        28            15
                                                          --------      --------
Net charge-offs ........................................        58            69
                                                          --------      --------
Provision for loan losses ..............................       227           160
                                                          --------      --------
Allowance for loan losses at end of year ...............  $    876           707
                                                          ========      ========

Ratios
Net charge-offs to average loans outstanding ...........       0.10%       0.14%
Net charge-offs to loans outstanding at end of year ....       0.08%       0.13%
Allowance for loan loss to average loans ...............       1.52%       1.39%
Allowance for loan loss to total loans at end year .....       1.27%       1.35%
Net charge-offs to allowance for losses ................       6.62%       9.76%
Net charge-off to provision for loan losses ............      25.55%      43.13%

          Based on the current levels of non-performing and other problem loans, management believes that loan charge-offs in 1997 will at least approximate the 1996 levels as such loans progress through the collection, foreclosure, and repossession process. Management believes that the allowance for loan losses, as of December 31, 1996, is sufficient to absorb the expected chargeoffs and provide adequately for the inherent losses that remain in the loan portfolio. Management will continue to closely monitor the levels of non-performing and potential problem loans and address the weaknesses in these credits to enhance the amount of ultimate collection or recovery of these assets. Should increases in the overall level of non-performing and potential problem loans accelerate from the current trend, management will adjust the methodology for determining the allowance for loan losses to increase the provision and allowance for loan losses. This would decrease net income.

          The following table presents the allocation of the allowance for loan losses, as of December 31, 1996 and 1995, compared with the percent of loans in the applicable categories to total loans.

                               Allocation of Allowance
                                   for Loan Losses

                                   1996% of loans                1996% of loans
                                   in each category             in each category
                           1996    to total loans      1995      to total loans
                           ----    --------------      ----      --------------
                                     (Dollar amounts in thousands)
Commercial ...........    $ 314         24%         $   253            24%
Real estate ..........      313         60%             171            60%
Installment ..........      188         16%             208            16%
Unallocated ..........       61          0%              75             0%
                          -----        ---          -------           ---
     Total ...........    $ 876        100%         $   707           100%
                          =====        ===          =======           ===

          The Corporation maintains an allowance for loan losses it believes sufficient to cover estimated or reasonably expected losses. The allowance is allocated to different segments of the portfolio, based on management's expectations of risk in that segment of the portfolio. This allocation is an estimate only and is not intended to restrict the Corporation's ability to respond to losses. The Corporation charges losses from any segment of the portfolio to the allowance, regardless of the allocation.

          In reviewing the adequacy of the allowance for loan losses at the end of each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, and the quality of collateral securing problem loans. After charging off all known losses, management considers the allowance adequate to provide for estimated future losses inherent in the loan portfolio at December 31, 1996.

Premises and Equipment

          Premises and equipment were $2,837,000 at December 31, 1996, compared to $1,708,000 the prior year, an increase of $1,129,000 or 66%. Most of this increase was associated with the construction and equipping of the Sumter National Bank. Cost of land for the new bank totaled $317,000, the building totaled $606,000, and equipment, furniture, and fixtures totaled $448,000, for a grand total of $1,371,000.

Liquidity

          Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in a timely and economical manner. The most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being the ability to attract deposits within the Orangeburg National Bank and Sumter National Bank service areas. Core deposits (total deposits less certificates of deposit of $100,000 or more) provide a relatively stable funding base. Certificates of deposit of $100,000 or more are generally more sensitive to changes in rates, so they must be monitored carefully. Asset liquidity is provided by several sources, including amounts due from banks, federal funds sold, and investments available for sale.

          The Corporation maintains an available for sale and a hold to maturity investment portfolio. While investment securities purchased for these portfolios are generally purchased with the intent to be held to maturity, such securities are marketable and occasional sales may occur prior to maturity as part of the process of asset/liability and liquidity management. Management deliberately maintains a short-term maturity schedule for its investments so that there is a continuing stream of maturing investments. The Corporation intends to maintain a short-term investment portfolio in order to continue to be able to supply liquidity to its loan portfolio and for customer withdrawals.

          The Corporation has substantially more liabilities which mature in the next 12 months than it has assets maturing in the same period. However, based on its historical experience, and that of similar financial institutions, the Corporation believes that it is unlikely that so many deposits would be withdrawn, without being replaced by other deposits, that the Corporation would be unable to meet its liquidity needs with the proceeds of maturing assets.

          The Corporation also maintains several federal funds lines of credit with correspondent banks, is able to borrow from the Federal Home Loan Bank, and is also able to borrow from the Federal Reserve's discount window.

          The Corporation has a demonstrated ability to attract deposits from its market area. Deposits have grown from $52 million in 1992 to over $89 million in 1996. This stable growing base of deposits is the major source of operating liquidity. During this same period, the Corporation's loan to deposit ratio (net of public deposits), another indicator of liquidity, has gone from 71.4% to 75.4%.

          The Corporation's long-term liquidity needs are expected to be primarily affected by the maturing of long-term certificates of deposit. At December 31, 1996, the Corporation had approximately $8.6 million and $0 in certificates of deposit maturing in one to five years and over five years, respectively. The Corporation's assets maturing in the same periods were $41.8 million and $10.9 million, respectively. With a substantially larger dollar amount of assets maturing in both periods than liabilities, the Corporation believes that it will not have any significant long-term liquidity problems.

          In the opinion of management, the current and projected liquidity position is adequate.

Average Deposits

          The Corporation's average deposits in 1996 were $80.2 million, compared to $70.9 million the prior year, an increase of $9.3 million or 13.1%.

          Orangeburg National Bank's average deposits for 1996 increased to $76.4 million from $70.9 million, an increase of $5.5 million or 7.8%. Of this increase, about $4.2 million or 80% was in time deposits.

          Sumter National Bank opened for business in June 1996. The average deposits for 1996 were $3.8 million.

          The total average deposits for the Corporation for the years ended December 31, 1996 and 1995, are summarized below:

                                                                       1996                                   1995
                                                      Average balance      Average cost     Average balance        Average cost
                                                      ---------------      ------------     ---------------        ------------
                                                                            (Dollar amounts in thousands)
Noninterest bearing demand ..........................      $10,516                               $ 9,431
Interest bearing transaction accounts ...............        8,936              2.05%              6,273                2.38%
Savings-regular .....................................        9,685              2.42%             11,387                2.94%
Savings- money market ...............................        4,421              3.56%              3,214                3.34%
Time deposits less than $100,000 ....................       32,598              5.39%             28,210                5.40%
Time deposits greater than $100,000 .................       14,049              5.42%             12,349                5.29%
                                                           -------                                ------

Total average deposits ..............................      $80,205                               $70,864
                                                           =======                               =======


          At December 31, 1996, the Corporation had $13,640,000 in certificates of deposit of $100,000 or more. Of those accounts, maturities were as indicated on the accompanying table.

Maturity                       (Dollar amounts in thousands)
Less than three months                $    5,078
Over 3 through 6 months                    3,580
Over 6 through 12 months                   3,439
Over 1 year through 5 years                1,543
Over 5 years                                   -
                                      ----------
     Total                            $   13,640
                                      ==========


Return on Equity and Assets

          The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 1996 and 1995.

                                                      1996                 1995
                                                      ----                 ----
Return on assets (ROA)                                0.79%                1.14%
Return on equity (ROE)                                6.79%               13.75%
Dividend payout ratio (dividends/net income)         42.40%               25.83%
Equity as a percent of assets                        11.57%                8.28%


          As discussed elsewhere in this document, management believes the decline in ROA and ROE is the temporary effect of the investment in the new Sumter market.

Short-term Borrowings

          The following table summarizes the Corporation's short-term borrowings and rates paid thereon for the years ended December 31, 1996 and 1995. These borrowings consist of federal funds purchased and securities sold under agreements to repurchase, which generally mature each business day.


                                                    1996            1995
                                                    ----            ----
                                              (Dollar amounts in thousands)
Short-term borrowings at year end              $   1,744            2,570
Rate at year end                                   3.75%            4.00%
Maximum amount outstanding at any month end    $   3,776            4,595
Average amount outstanding during year         $   2,138            3,627
Average rate paid during year                      3.83%            4.89%


Notes Payable

          In August 1995 the Corporation negotiated a $500,000 prime rate, unsecured, line of credit from another financial institution. The purpose of this line was to help finance the start up expenses associated with the organization of Sumter National Bank. In February 1996 the Corporation negotiated an additional $750,000 prime rate line of credit with the same financial institution. The purpose of this line was to finance the construction of Sumter National Bank. The line was secured with a mortgage on the building and property. Both obligations were repaid in June 1996 from the proceeds of the stock sale. The lines of credit are summarized below:

                                                        1996           1995
                                                        ----           ----
                                                   (Dollar amounts in thousands)
Notes payable at year end ........................    $    -         $  240
Rate at year end .................................      0.00%         8.50%
Maximum amount outstanding at any month end ......    $ 1,049        $  240
Average amount outstanding during year ...........    $   196        $   95
Average rate paid during year ....................      8.30%         8.70%


Federal Home Loan Bank Advances

          CBI's banking subsidiary, Orangeburg National Bank, is a member of the Federal Home Loan Bank and as such has access to long-term borrowing from the Federal Home Loan Bank. The collateral for any such borrowings is a blanket lien on the bank's one to four family residential loans and the bank's stock in the FHLB. In August 1995 the bank borrowed $700,000 at 6.94%. Interest is payable monthly, principal is payable in ten equal annual payments, and the note's maturity is August 2005. In January 1996 the bank borrowed $500,000 at 6.21%. Interest is payable monthly, principal is payable at maturity in January 2006.

                                                         1996            1995
                                                         ----            ----
                                                   (Dollar amounts in thousands)
Short term borrowings at year end .................    $ 1,744         $ 2,570
Rate at year end ..................................      3.75%           4.00%
Maximum amount outstanding at any month end .......    $ 3,776         $ 4,595
Average amount outstanding during year ............    $ 2,138         $ 3,627
Average rate paid during year .....................      3.83%           4.89%

Capital Adequacy

          The Federal Reserve and federal bank regulatory agencies have adopted a risk based capital standard for assessing the capital adequacy of a bank holding company or financial institution. The minimum required ratio is 8%.

          Under the risk-based capital standard, capital is classified into two tiers. Tier one (or core) capital, for the banks' purposes, consists of common stockholders' equity minus any intangible assets. Tier two (or supplementary) capital consists of the loan loss reserves (subject to certain limitations). A bank's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its tier one and tier two capital components, provided that the maximum amount of tier two capital that may be treated as qualifying capital is limited to 100% of tier one capital.

          In applying the standard, certain off-balance-sheet exposures, including standby letters of credit and loan commitments with original terms in excess of one year, are converted to "credit equivalent amounts" by multiplying the amount of the off-balance-sheet items by the appropriate conversion factor. The resulting credit equivalent amounts, and all balance sheet assets, are then assigned to one of four risk weights ranging from 0% to 100%. The total amount of balance sheet assets and credit equivalent amounts of off-balance-sheet items in each risk weight category is multiplied by the weight assigned to that category and the products are then added together to calculate total risk-weighted assets.

          At December 31, 1996, the banks and the consolidated company had the following capital ratios:

Orangeburg National Bank                           1996                1995
------------------------                           ----                ----
Tier 1 capital to average total assets            8.40%               8.37%
Tier 1 capital to risk weighted assets           13.40%              13.87%
Total capital to risk weighted assets            14.70%              15.13%

Sumter National Bank                              1996
--------------------                              ----
Tier 1 capital to average total assets           24.60%
Tier 1 capital to risk weighted assets           28.90%
Total capital to risk weighted assets            29.80%

Community Bankshares Inc.                         1996                1995
-------------------------                         ----                ----
Tier 1 capital to average total assets           11.50%               8.93%
Tier 1 capital to risk weighted assets           17.50%              14.44%
Total capital to risk weighted assets            18.70%              15.69%


The minimum capital requirement, effective December 31, 1994, is that a bank maintain a total capital to risk weighted capital ratio of 8%. (For bank holding companies with assets less than $150 million, capital requirements are required to be met at the bank level only.)

          The Corporation considers its current and projected capital position to be adequate.

Shareholders' Equity

          In December 1995 CBI began offering up to 450,000 shares of its no par common stock at $10 per share. The primary purpose of the offering was to capitalize Sumter National Bank. Proceeds were held in escrow pending receipt of all regulatory approvals required for the Sumter bank to commence operations. At December 31, 1995, CBI had received subscriptions for 9,800 shares or $98,000.

From January 1, 1996, to May 15, 1996, CBI received subscriptions for 440,200 shares or $4,402,000. Total sales of 450,000 or $4.5 million were transferred from stock subscriptions to common stock on June 10, 1996, the date that Sumter National Bank began operation.

          The Common Stock account of the Corporation was $9,065,000 at December 31, 1996, compared to $4,617,000 in the prior year. Changes to the common stock account are summarized in the following table.

Changes in common stock account
Common stock, December 31, 1995 ..............................          $ 4,617
Stock subscriptions received in 1995 .........................               98
Stock subscriptions received in 1996 .........................            4,402
Expenses of stock sale .......................................              (43)
Expenses of dividend reinvestment plan .......................               (9)
                                                                        -------
Common stock, December 31, 1996 ..............................          $ 9,065
                                                                        =======

Dividend Reinvestment Plan

          During the first quarter of 1997, CBI began offering a dividend reinvestment plan to its shareholders in South Carolina, North Carolina, Maryland, Missouri, and Colorado. The plan enables shareholders to voluntarily reinvest their cash dividends in the common stock of the corporation. The plan also provides an additional purchase option for each plan participant allowing them to buy between $250 and $3,000 in additional stock each year. The plan is administered by Registrar and Transfer Company.

Dividends

          During 1996, CBI paid cash dividends to shareholders of 29 cents per share, which totaled $318,000. This represented a dividend payout ratio (dividends divided by net income) of 42%. The dividend payout ratio in 1995 was 26%. The Board of Directors decided to maintain the dividend level because, in its opinion, the decline in earnings for 1996 was the temporary result of the investment in the new bank in Sumter.

Noninterest income

          Noninterest income increased to $504,000 in 1996 from $431,000 in 1995, a $73,000 or 16.9% increase.

          Service charge income in 1996 was $376,000 compared to $324,000 in the prior year, a $52,000 or 16% increase. Most of this increase resulted from increased returned check fee income.

          The other non-interest income categories showed little change.

Noninterest expense

          Overall, non-interest expenses increased to $3,097,000 in 1996 from $2,179,000 in 1995, an increase of $918,000 or 42.1%.

          Personnel costs in 1996 were $1,875,000 compared to $1,246,000 the prior year, an increase of $629,000 or 50.5%. About $362,000 (57.5%) of this increase was accounted for by salaries connected with the new Sumter bank, where there are sixteen employees. An additional $70,000 (11.1%) of this increase is related to the pre-opening and organizational phase of the new bank.

          Premises and equipment expenses in 1996 were $368,000 compared to $264,000 the prior year, a $104,000 or 39.4% increase. Approximately $65,000 of this increase relates to the new bank.

          Supplies expense was $92,000 in 1996, compared to $60,000 in the prior year, an increase of $32,000 or 53.3%. Approximately $25,000 of this increase relates to the new bank.

          Director fees were $70,000 in 1996, compared to $58,000 in the prior year, an increase of $12,000 or 20.7%. Orangeburg National Bank pays its outside directors $600 per month. Sumter National Bank does not currently pay director fees. CBI started paying its outside directors $200 per month in November 1995.

          FDIC insurance costs were $5,000 in 1996, compared to $78,000 in 1995, a decrease of $73,000 or 93.6%. This decline reflected reductions in deposit insurance premiums set by the FDIC.

          All other expenses were $686,000 in 1996, compared to $472,000 in the prior year, an increase of $214,000 or 45.3%. Approximately $108,000 of this increase relates to the operation of the new bank.

Income Taxes

          The Corporation pays U. S. corporate income taxes and South Carolina bank income taxes. The 1996 provision for income taxes was $411,000, compared to $517,000 the prior year, a decrease of $106,000 or 20.5%. The Corporation's effective average tax rate is 35.4 %. The decrease in income taxes parallels the decrease in net income.

Inflation

          The assets and liabilities of the Corporation are mostly monetary in nature. Accordingly, the financial results and operations of the Corporation are much more impacted by changes in interest rates than changes in inflation. There is, however, a strong correlation between increasing inflation and increasing interest rates.

          The impact of inflation has been very moderate during 1996. Consumer prices increased less than 3% for the year. Prospects appear good for continued low inflation for the near future.

          Although inflation does not normally impact a financial institution as dramatically as it impacts businesses with large investments in plants and inventories, it does have an effect. During periods of high inflation there are usually corresponding increases in the money supply, and banks experience above average growth in assets, loans, and deposits. General increases in the prices of goods and services also result in increased operating expenses.

                (Information set forth on pages 39 through 67 of
                    the 1996 Annual Report to Shareholders)






                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES





                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE

Independent Auditors' Report .............................................   45
Consolidated Balance Sheets, December 31, 1996 and 1995 ..................   46
Consolidated Statements of Income, Years Ended December 31,
   1996, 1995 and 1994 ................................................... 47-48
Consolidated Statements of Changes in Shareholders' Equity, Years Ended
   December 31, 1996, 1995 and 1994 ...................................... 49-50
Consolidated Statements of Cash Flows, Years Ended December 31,
   1996, 1995 and 1994 ................................................... 51-52
Notes to Consolidated Financial Statements ............................... 53-71

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and
Board of Directors of
Community Bankshares, Inc.


We have audited the accompanying consolidated balance sheets of Community Bankshares, Inc., and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Community Bankshares, Inc., and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                    J. W. Hunt and Company, LLP


Columbia, South Carolina
January 31, 1997

                                            COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 1996 AND 1995

                                            ASSETS
                                                                              1996              1995
                                                                              ----              ----
Cash and due from banks ................................................. $  5,348,467        $ 3,024,782
Federal funds sold ......................................................    1,300,000          1,510,000
                                                                          ------------        -----------
                 Total cash and cash equivalents ........................    6,648,467          4,534,782
Interest-bearing deposits in other banks ................................      431,437            320,643
Securities held-to-maturity .............................................   15,026,542         15,610,088
Securities available-for-sale ...........................................   10,760,854          9,058,549
Real estate loans held for sale .........................................      295,450                  -
Loans receivable ........................................................   68,828,953         52,323,528
   Less, allowance for loan losses ......................................     (875,860)          (706,525)
                                                                          ------------        -----------
                  Net loans receivable ..................................   67,953,093         51,617,003
Premises and equipment - net ............................................    2,837,115          1,708,247
Accrued interest receivable .............................................      855,290            716,436
Deferred income taxes ...................................................      283,185            180,501
Other assets ............................................................      369,631            150,316
                                                                          ------------            -------

                  Total assets .......................................... $105,461,064        $83,896,565
                                                                          ============        ===========

                            LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
   Demand ............................................................... $ 13,337,223        $ 9,094,780
   Interest-bearing transaction accounts ................................   17,052,700         10,728,373
   Savings ..............................................................    9,418,608          9,948,802
   Certificates of deposit of $100,000 and over .........................   13,639,689         12,838,000
   Other time deposits ..................................................   36,403,025         29,940,257
                                                                          ------------        -----------
                  Total deposits ........................................   89,851,245         72,550,212

Federal funds purchased and securities sold under
   agreements to repurchase .............................................    1,744,004          2,570,442
Note payable ............................................................            -            240,000
Other liabilities .......................................................      631,749            490,179
Federal Home Loan Bank advances .........................................    1,130,000            700,000
                                                                          ------------        -----------
                  Total liabilities .....................................   93,356,998         76,550,833
                                                                          ------------        -----------

Shareholders' equity:
   Common  stock - no par value, authorized shares -
      3,000,000, issued and outstanding,
      1,313,238 shares in 1996 and
      863,238 shares in 1995 ............................................    9,064,504          4,616,970
   Common stock subscribed - 9,800 shares in 1995 .......................            -             98,000
   Retained earnings ....................................................    3,039,520          2,607,458
Unrealized gain on securities available-for-sale,
   net of applicable deferred income taxes ..............................           42             23,304
                                                                          ------------        -----------
                  Total shareholders' equity ............................   12,104,066          7,345,732
                                                                          ------------        -----------

                  Total liabilities and shareholders' equity ............ $105,461,064        $83,896,565
                                                                          ============        ===========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                                       COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                           1996             1995              1994
                                                                           ----             ----              ----
Interest and dividend income:
   Interest and fees on loans                                         $ 5,444,377      $  4,800,348     $  3,943,923
   Deposits with other financial institutions                              37,693            25,726           15,670
Investment securities interest and dividends:
   Interest - U. S. Treasury and
      U.S. Government Agencies                                          1,569,469         1,280,367        1,087,160
   Interest  -  tax exempt securities                                      17,228             3,553           29,142
   Dividends  - Federal Reserve Bank
      and Federal Home Loan Bank                                           29,647            25,588           14,464
                                                                      -----------      ------------     ------------
                   Total investment securities interest
                    and dividends                                       1,616,344         1,309,508        1,130,766
                                                                      -----------      ------------     ------------
   Federal funds sold and securities
      purchased under agreements to resell                                163,064           191,328           72,015
                                                                      -----------      ------------     ------------
                  Total interest and dividend income                    7,261,478         6,326,910        5,162,374
                                                                      -----------      ------------     ------------
Interest expense:
   Deposits:
      Interest-bearing transaction accounts                               228,451           149,427          123,047
      Savings                                                             358,015           442,615          574,943
      Certificates of deposit of $100,000 and over                        756,742           637,636          450,165
      Certificates of deposit of less than $100,000                     1,778,225         1,538,924          895,834
                                                                      -----------      ------------     ------------
                  Total deposits                                        3,121,433         2,768,602        2,043,989
   Federal funds purchased and securities sold
      under agreements to repurchase                                       81,839           168,597           74,940
   Note payable                                                                 -             8,497           17,604
   Federal Home Loan Bank advances                                         76,307            19,208                -
                                                                      -----------      ------------     ------------
                   Total interest expense                               3,279,579         2,964,904        2,136,533
                                                                      -----------      ------------     ------------
Net interest income                                                     3,981,899         3,362,006        3,025,841
Provision for loan losses                                                 227,000           160,000          125,000
                                                                      -----------      ------------     ------------
                  Net interest income after provision
                     for loan losses                                    3,754,899         3,202,006        2,900,841
                                                                      -----------      ------------     ------------
Non-interest income:
   Service charges on deposit accounts                                    376,887           324,481          263,452
   Net realized gains on sales of investment
      securities, available-for-sale                                            -                 -            1,831
   Deposit box rent                                                        13,529            10,925           10,745
   Bank card fees                                                           8,659             9,343            9,525
   Credit life insurance commissions                                       26,708            20,859           15,662
   Other                                                                   77,875            65,215           62,793
                                                                      -----------      ------------     ------------
                  Total non-interest income                               503,658           430,823          364,008
                                                                      -----------      ------------     ------------
Non-interest expenses:
   Salaries and employee benefits                                       1,875,210         1,246,512        1,034,541
   Premises and equipment                                                 367,919           263,891          285,532
   Supplies                                                                92,448            59,799           42,220
   Director fees                                                           69,600            58,000           57,600
   FDIC insurance                                                           5,207            78,355          140,628
   Other                                                                  686,966           472,419          550,495
                                                                      -----------      ------------     ------------
                  Total non-interest expenses                           3,097,350         2,178,976        2,111,016
                                                                      -----------      ------------     ------------
Income before income taxes                                              1,161,207         1,453,853        1,153,833
Provision for income taxes                                                411,336           516,551          399,640
                                                                      -----------      ------------     ------------

                  Net income                                              749,871           937,302          754,193
                                                                      ===========      ============     ============


                                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                              1996             1995              1994
                                                                              ----             ----              ----
(Continued)
Earnings per common share:
   Weighted average shares outstanding                                     1,227,939            863,238          858,562
                                                                          ==========           ========         ========

   Net income per weighted average number
      of shares outstanding                                               $      .61           $   1.09         $   0.88
                                                                          ==========           ========         ========

































         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS


                                        COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
                                        YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                        ON SECURITIES
                                                                                                       AVAILABLE-FOR-
                                                                                                        SALE, NET OF
                                                                                                         APPLICABLE
                                             ............. COMMON STOCK ............       RETAINED       DEFERRED
                                             SHARES           AMOUNT      SUBSCRIBED       EARNINGS     INCOME TAXES       TOTAL
                                             ------           ------      ----------       --------     ------------       -----

Balance,
   January 1, 1994                           362,989     $   4,634,531      $     -     $   1,342,214     $  11,714     $5,988,459

   Paid to dissenters in
      lieu of issuance of
      60,000 shares and
      satisfaction of related
      contingent obligation                        -          (936,600)           -                 -             -       (939,600)

   Sale of shares                             58,600           914,699            -                 -             -        914,699

   Dissenter tender
      rescinded                                4,530                 -            -                 -             -              -

   Additional shares
      issued under stock
      option plan                              5,500            55,000            -                 -             -         55,000

   Net income                                      -                 -            -           754,193             -        754,193

   Dividends paid at $.25
      per share                                    -                 -            -          (184,544)            -       (184,544)

   Change in unrealized gain
      (loss), net of applicable
      deferred income taxes
      on securities
      available-for-sale                           -                 -            -                 -     (204,227)       (204,227)

  Stock split 2 for 1                        431,619                 -            -                 -            -               -
                                             -------        ----------      -------     -------------     --------      ----------

Balance,
   December 31, 1994                         863,238         4,667,630            -         1,911,863     (192,513)      6,386,980




                              COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
                              YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                        ON SECURITIES
                                                                                                       AVAILABLE-FOR-
                                                                                                        SALE, NET OF
                                                                                                         APPLICABLE
                                             ............. COMMON STOCK ............       RETAINED       DEFERRED
                                             SHARES           AMOUNT      SUBSCRIBED       EARNINGS     INCOME TAXES       TOTAL
                                             ------           ------      ----------       --------     ------------       -----
(CONTINUED):
   Common stock
      subscribed ........................           -    $        -         $ 98,000    $        -          $     -      $  98,000

   Stock issuance
      cost ..............................           -       (50,660)               -             -                -        (50,660)

   Net income ...........................           -             -                -        937,302               -        937,302

   Dividends paid at $.28
      per share .........................           -             -                -       (241,707)              -       (241,707)

   Change in unrealized gain
      (loss), net of applicable
      deferred income taxes
      on securities
      available-for-sale ................           -             -                -              -          215,817       215,817
                                           ----------    ----------         --------     ----------         --------   -----------
Balance,
   December 31, 1995 ....................     863,238     4,616,970           98,000      2,607,458           23,304     7,345,732

   Sale of shares .......................     450,000     4,500,000          (98,000)             -               -      4,402,000

   Stock issuance cost ..................           -       (52,466)               -              -               -        (52,466)

   Net income ...........................           -             -                -        749,871               -        749,871

   Dividends paid at $.29
      per share .........................           -             -                -       (317,809)              -       (317,809)

   Change in unrealized gain
      (loss), net of applicable
      deferred income taxes
      on securities
      available-for-sale ................           -             -                -              -          (23,262)      (23,262)
                                           ----------    ----------        ---------     ----------         --------   -----------
Balance,
   December 31, 1996 ....................   1,313,238     9,064,504                -      3,039,520               42    12,104,066
                                           ==========    ==========        =========     ==========         ========   ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS,
                  YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                                                       1996                1995               1994
                                                                                       ----                ----               ----

Cash flows from operating activities:
   Net income .............................................................      $    749,871      $     937,302      $     754,193
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization .......................................           221,899            138,740            144,350
      Accretion of discounts and amortization of premiums -
         investment securities - net ......................................           (39,664)           (21,468)            31,863
      Provision for loan losses ...........................................           227,000            160,000            125,000
      Loss on sale of other real estate owned .............................                 -              7,168                  -
      Deferred income taxes ...............................................          (102,684)            83,630           (111,360)
      Net investment securities gains .....................................                 -                  -             (1,831)
      Proceeds from sales of real estate loans held for sale ..............         4,105,550          2,900,000          4,300,000
      Originations of real estate loans held for sale .....................        (4,105,550)        (2,900,000)        (4,300,000)
      (Increase) decrease in real estate loans held for sale ..............          (295,450)           115,463            260,274
   Changes in operating assets and liabilities:
      Increase in accrued interest receivable .............................          (138,854)          (119,378)          (132,432)
      (Increase) decrease in other assets .................................          (237,081)            72,309            (88,235)
      Increase (decrease) in other liabilities ............................           141,570            188,838            (68,298)
                                                                                 ------------      -------------      -------------
                  Net cash provided by operating activities ...............           526,607          1,562,604            913,524
                                                                                 ------------      -------------      -------------

Cash flows from investing activities:
   Net (increase) decrease in interest-bearing deposits
      with banks ..........................................................          (110,794)          (120,643)           200,000
   Purchases of securities held-to-maturity ...............................        (9,174,653)       (17,566,592)       (25,832,574)
   Purchases of securities available-for-sale .............................        (6,786,100)        (2,645,215)        (8,601,124)
   Proceeds from sales of securities
      available-for-sale ..................................................                 -                  -            995,781
   Proceeds from maturities of securities
      held-to-maturity ....................................................         9,786,291         16,144,624         22,830,076
   Proceeds from maturities of securities
       available-for-sale .................................................         5,095,367          3,040,556          4,217,635
   Proceeds from sale of other real estate owned ..........................                 -             92,832            107,955
   Net increase in loans ..................................................       (16,588,422)        (3,838,620)        (6,365,784)
   Purchases of premises and equipment ....................................        (1,330,931)          (585,169)           (21,648)
                                                                                 ------------      -------------      -------------
                  Net cash used by investing activities ...................       (19,109,242)        (5,478,227)       (12,469,683)
                                                                                 ------------      -------------      -------------

                  COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS,
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                      1996                1995               1994
                                                                      ----                ----               ----
(Continued)
Cash flows from financing activities:
   Net increase (decrease)  in demand, transaction
      and savings deposit accounts ...................................   $ 10,036,576    $(2,931,974)   $ (9,655,539)
   Net increase in time deposits .....................................      7,264,457      7,813,587      18,588,977
   Net increase (decrease) in federal funds purchased
      and securities sold under agreements to repurchase .............       (826,438)      (230,129)      1,165,571
   Federal Home Loan Bank advances ...................................        430,000        700,000               -
   Increase in note payable ..........................................        809,203        240,000               -
   Repayment of note payable .........................................     (1,049,203)             -               -
   Proceeds from issuance of common stock ............................      4,402,000              -         914,699
   Proceeds from common stock subscribed .............................              -         98,000               -
   Stock issuance cost ...............................................        (52,466)       (50,660)              -
   Stock options exercised ...........................................              -              -          55,000
   Dividends paid ....................................................       (317,809)      (241,707)       (184,544)
   Paid to dissenters in lieu of issuance of 60,000 shares ...........              -              -        (936,600)
                                                                         ------------    -----------    ------------

                  Net cash provided by financing activities ..........     20,696,320      5,397,117       9,947,564
                                                                         ------------      ---------    ------------

Net increase (decrease) in cash and cash equivalents .................      2,113,685      1,481,494      (1,608,595)

Cash and cash equivalents at beginning of year .......................      4,534,782      3,053,288       4,661,883
                                                                         ------------      ---------    ------------

Cash and cash equivalents at end of year .............................      6,648,467      4,534,782       3,053,288
                                                                         ============      =========    ============

SUPPLEMENTAL DISCLOSURES OF
   CASH FLOW INFORMATION:
      Interest payments on a cash basis (net of
         $6,131 capitalized in 1996) .................................   $  3,222,076    $ 2,867,683    $  2,062,523
                                                                         ============    ===========    ============

      Cash payments for income taxes .................................   $    516,000    $   527,443    $    526,112
                                                                         ============    ===========    ============

SUPPLEMENTAL SCHEDULE OF NON-CASH
   INVESTING ACTIVITIES:
      Non-cash transfers during the year for transfer of
         loans receivable to other real estate owned .................   $          -    $         -    $    119,493
                                                                         ============    ===========    ============

Total increase (decrease) in unrealized gain (loss) on
   securities available-for-sale, net of applicable
  deferred income taxes ..............................................   $    (23,262)   $   215,817    $   (204,227)
                                                                         ============    ===========    ============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 1 - ORGANIZATION:

Community Bankshares, Inc. (the "Corporation"), was organized under the laws of the State of South Carolina and was chartered as a business corporation November 30, 1992. Pursuant to the provisions of the Bank Holding Company Act, an application was filed with and approved by the Board of Governors of the Federal Reserve System for the Corporation to become a bank holding company by the acquisition of Orangeburg National Bank (ONB). ONB provides general banking services in the Orangeburg area of South Carolina.

During 1992, the Corporation filed a registration statement with the Securities and Exchange Commission (the SEC) under the Securities Act of 1933 covering issuance by the Corporation of its common shares in connection with a merger agreement whereby all the outstanding shares of ONB would be exchanged for shares of the Corporation. In accordance with the terms of the Merger Agreement, ONB became a wholly-owned subsidiary of the Corporation in 1993. The Corporation issued 362,989 shares of common stock in exchange for the outstanding common stock of ONB on a one-for-one share basis. No shares of the Corporation's common stock were issued to the holders of 64,530 shares who voted against the merger and subsequently perfected their rights as dissenters. Such dissenters were paid the appraised value of ONB stock by the Corporation, and the shares of the Corporation that were not issued to dissenters were sold at an auction pursuant to the provisions of the National Bank Act relating to dissenters' rights. A portion of the shares sold at the auction were purchased by the Corporation and subsequently sold by the Corporation in an exempt offering to residents of South Carolina. Acquisition of ONB was recorded at historical cost in a manner similar to a pooling of interest method.

In June 1996, Sumter National Bank (SNB) commenced operations in Sumter, South Carolina, following approval by the Comptroller of the Currency and other regulators. Upon completion of its organization, the common stock of SNB was acquired by the Corporation. SNB provides general banking services in the Sumter area of South Carolina.

The Banks operate as wholly-owned subsidiaries of the Corporation with separate Boards of Directors and operating policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Community Bankshares, Inc. and subsidiaries are in conformity with generally accepted accounting principles followed within the banking industry. The significant accounting policies followed are summarized below.

          PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements of Community Bankshares, Inc. and subsidiaries include the accounts of the Corporation (the Parent Holding Company) and its wholly-owned subsidiaries, the Banks. Significant intercompany balances and transactions have been eliminated.

          USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          ORGANIZATION, STOCK OFFERING AND PREOPENING COSTS:

Costs associated with the organization of SNB have been accounted for as follows:

Organization costs were deferred and are amortized using the straight-line method over five years upon commencement of operations.

Stock issuance costs were charged to common stock as incurred.

Preopening costs were expensed as incurred.

          CASH AND CASH EQUIVALENTS:

For purposes of the consolidated statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets under the caption, "Cash and due from banks" and "federal funds sold."

          SECURITIES:

Securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases, net of deferred income taxes, in shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are recognized using the specific identification method.

No securities are being held for short-term resale; therefore, the Corporation does not currently use a trading account classification.

          REAL ESTATE LOANS HELD FOR SALE:

Real estate loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses, if any, on the sale of such loans are determined using the specific identification method.

          LOAN SALES:

The Corporation originates loans for sale generally without recourse to other financial institutions under commitments or other arrangements in place prior to loan origination. Sales are completed at or near the loan origination date. All fees and other income from these activities are recognized in income when loan sales are completed. At December 31, 1996, the Corporation had sold mortgage loans on which recourse remained with the Corporation due to possible borrower default and other general recourse provisions as follows:

                                                                       PRINCIPAL
                                                                         LOAN
                                                                        BALANCE
                                                                      SUBJECT TO
             PRINCIPAL RECOURSE CRITERIA                               RECOURSE

A default occurs during the first four (4)installments due
  and the default continues for a period of ninety (90) days          $1,457,450
                                                                      ==========

The repurchase price would include the outstanding principal loan balance and accrued interest, any servicing release fee and other costs. Management does not anticipate any unusual risk associated with this potential obligation.

          LOANS RECEIVABLE:

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

          OTHER REAL ESTATE OWNED:

Real estate properties acquired through or in lieu of loan foreclosure are recorded at fair value less estimated disposal costs. Fair value is determined on the basis of the property being disposed of in the normal course of business and not on a liquidation or distress basis. Subsequent write-downs of other real estate owned are charged against current earnings.

          PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Useful lives generally used in providing for depreciation are as follows:

Building                                                          40 years

Building components                                             5-30 years

Vault door, safe deposit boxes, night depository, etc.            40 years
Furniture, fixtures and equipment                               5-25 years

          MARKETING EXPENSES:

The Corporation expenses the costs of marketing as incurred. Marketing expenses totaled approximately $86,000, $52,000 and $48,000 in 1996, 1995 and 1994,
respectively.

          INCOME TAXES:

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The provision (benefit) for income taxes of each subsidiary is recorded as if each subsidiary filed a separate return.

          OTHER OFF-BALANCE-SHEET INSTRUMENTS:

In the ordinary course of business the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

          FAIR VALUES OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

     Cash  and  short-term  instruments.   The  carrying  amounts  of  cash  and
     short-term instruments approximate their fair value.

     Securities available-for-sale and held-to-maturity. Fair values for securities are based on quoted market prices. The market values of state and local government securities are established with the assistance of an independent pricing service. The values are based on data which often reflect transactions of relatively small size and are not necessarily indicative of the value of the securities when traded in large volumes.

     Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market
     prices  of  similar   loans  sold,   adjusted  for   differences   in  loan
     characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

     Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Short-term borrowings. The carrying amounts of federal funds purchased and borrowings under repurchase agreements, approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

     Long-term debt. The fair values of the Corporation's long-term debt are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

     Accrued interest. The carrying amounts of accrued interest approximate their fair values.

     Off-balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

          EARNINGS PER COMMON SHARE:

Earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding used in computing earnings per share does not include stock options which have been granted but not exercised and common stock subscribed since the dilution on earnings per common share is less than 3% for all periods presented.

          STOCK-BASED COMPENSATION:

The Corporation currently accounts for its stock-based compensation using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FASB No. 123). Under the provisions of FASB No. 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25.

The Corporation elected to continue to account for stock-based compensation using the intrinsic value method. FASB No. 123 did not have an impact on the Corporation's results of operations or financial position.

          DIVIDEND REINVESTMENT PLAN:

Under the Corporation's Dividend Reinvestment Plan, stockholders may reinvest all or part of their cash dividends in shares of common stock and also purchase additional shares of common stock.

          OTHER:

Certain amounts in the statements have been restated to conform to the current year's presentation and disclosure requirements.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS:

During the year ended December 31, 1996, the Banks were able to meet total reserve requirements of the Federal Reserve with vault cash. The required reserve balance was $404,000 at December 31, 1996.

At December 31, 1996, the Corporation had bank balances with correspondent banks totaling approximately $94,000 which were fully insured by the FDIC.

NOTE 4 - INVESTMENT SECURITIES:

Debt and equity securities have been classified in the consolidated financial statements according to management's intent.

Securities held-to-maturity consist of the following:

                                         .......................... DECEMBER 31, 1996 .......................................
                                                                            GROSS                GROSS
                                            AMORTIZED                     UNREALIZED          UNREALIZED                 FAIR
                                              COST                          GAINS               LOSSES                  VALUE
                                              ----                          -----               ------                  -----
U.S. Government and
   federal agencies .............       $ 14,612,473                      $    -             $     -              $14,612,473

State and local
   governments ..................            414,069                       2,741                   -                  416,810
                                        ------------                      ------             -------              -----------

            Total ...............         15,026,542                       2,741                   -               15,029,283
                                        ============                      ======             =======              ===========

                                            ........................ DECEMBER 31, 1995 ......................................
                                                                          GROSS               GROSS
                                            AMORTIZED                   UNREALIZED         UNREALIZED                 FAIR
                                              COST                        GAINS              LOSSES                  VALUE
                                              ----                        -----              ------                  -----
U.S. Government and
   federal agencies ..............      $15,287,206                      $69,149            $(60,965)             $15,295,390

State and local
   governments ...................          322,882                          998                  -                   323,880
                                        -----------                      -------             -------              -----------

            Total ................       15,610,088                       70,147             (60,965)              15,619,270
                                        ===========                      =======             =======              ===========

Securities available-for-sale consist of the following:


                                                         .............................. DECEMBER 31, 1996 .........................
                                                                                   GROSS              GROSS
                                                             AMORTIZED           UNREALIZED        UNREALIZED                FAIR
                                                               COST                GAINS             LOSSES                 VALUE
                                                               ----                -----             ------                 -----

U.S. Government and
   federal agencies ..........................            $10,174,597            $14,556            $(14,491)            $10,174,662

Federal Home Loan
   Bank stock ................................                250,600                  -                   -                 250,600

Federal Reserve
   Bank stock ................................                244,050                  -                   -                 244,050

Equity securities ............................                 91,542                  -                   -                  91,542
                                                          -----------            -------            --------             -----------

            Total ............................             10,760,789             14,556             (14,491)             10,760,854
                                                          ===========            =======            ========             ===========



                                                         .............................. DECEMBER 31, 1996 .........................
                                                                                  GROSS                GROSS
                                                             AMORTIZED          UNREALIZED          UNREALIZED                 FAIR
                                                               COST               GAINS               LOSSES                  VALUE
                                                               ----               -----               ------                  -----

U.S. Government and
   federal agencies ............................            $8,651,343            $49,689            $(13,333)            $8,687,699

Federal Home Loan
   Bank stock ..................................               231,800                  -                   -                231,800

Federal Reserve
   Bank stock ..................................               139,050                  -                   -                139,050
                                                            ----------            -------            --------              ---------

            Total ..............................             9,022,193             49,689             (13,333)             9,058,549
                                                            ==========            =======            ========              =========

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 1996.

                                                      SECURITIES                               SECURITIES
                                                   HELD-TO-MATURITY                        AVAILABLE-FOR-SALE
                                            AMORTIZED                                AMORTIZED
                                              COST              FAIR VALUE              COST             FAIR VALUE
                                              ----              ----------              ----             ----------
Amounts maturing in:

One year or less                            $ 2,291,998           $ 2,291,998          $ 2,971,951         $ 2,979,005
After one year through
   five years                                12,734,544            12,737,544            7,202,646           7,195,657
After five years through
   ten years                                          -                     -                    -                   -
After ten years                                       -                     -              586,192             586,192
                                            -----------           -----------          -----------         -----------

             Total                           15,026,542            15,029,283           10,760,789          10,760,854
                                            ===========           ===========          ===========         ===========

Investment securities with a carrying amount of approximately $10,665,000 at December 31, 1996, were pledged. Of this amount, approximately $4,150,000 was pledged to secure public deposits.

NOTE 5 - LOANS RECEIVABLE:

The following is a summary of loans by category at December 31, 1996 and 1995 (in thousands of dollars):

                                                          1996           1995
                                                          ----           ----

Commercial, financial and agricultural                  $ 16,520        $12,408
Real estate - construction                                 5,611          3,449
Real estate - mortgage                                    35,553         28,029
Installment loans to individuals                          11,021          8,361
Obligations of states and political subdivisions             124             77
                                                        --------        -------

          Total loans - gross                             68,829         52,324
                                                        ========        =======

Gross proceeds on mortgage loans originated for resale was approximately $4.1 million, $2.9 million and $4.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Bank sold all of these loans at par; therefore, no gain or loss was recognized on the sales.

Loans outstanding to directors, executive officers, principal holders of equity securities, or to any of their associates totaled $2,958,826 at December 31, 1996, and $2,606,183 at December 31, 1995. A total of $3,006,538 in loans were made or added, while a total of $2,653,895 were repaid or deducted during 1996. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Changes in the composition of the board of directors or the group comprising executive officers result in additions to or deductions from loans outstanding to directors, executive officers or principal holders of equity securities.

Changes in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994, were as follows:

                                      1996             1995            1994
                                      ----             ----            ----

Balance at beginning of year       $ 706,525       $  615,561      $  544,466
Charge-offs                          (85,860)         (83,532)       (121,086)
Recoveries                            28,195           14,496          67,181
                                   ---------       ----------      ----------
Balance before provision
  for loan losses                    648,860          546,525         490,561
Provision for loan losses            227,000          160,000         125,000
                                   ---------       ----------      ----------

Balance at end of year               875,860          706,525         615,561
                                   =========       ==========      ==========

Impairment of loans having recorded investments of $120,067 at December 31, 1996, and $108,152 at December 31, 1995, has been recognized in conformity with FASB Statement 114, as amended by FASB Statement 118. The average recorded investment in impaired loans during 1996 and 1995 was $113,755 and $92,038, respectively. The total allowance for loan losses related to these loans was $22,000 and $16,000 at December 31, 1996 and 1995, respectively. No interest income was recognized on impaired loans during periods classified as such.

NOTE 6 - PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 1996 and 1995, consist of the following:

                                                    1996              1995
                                                    ----              ----

Land                                            $  682,636       $   681,340
Building and components                          1,367,585           774,536
Furniture, fixtures and equipment                1,550,449           877,329
                                                ----------        ----------
          Total                                  3,600,670         2,333,205
Less, accumulated depreciation                     763,555           624,958
                                                ----------        ----------

          Premises and equipment - net           2,837,115         1,708,247
                                                ==========        ==========

Depreciation expense charged to operations was $202,063, $124,800, and $124,281, for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 7 - DEPOSITS:

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was approximately $12,097,000 and $11,101,000 at December 31, 1996
and 1995, respectively.

At December 31, 1996, the scheduled maturities of CDs are as follows (in thousands of dollars):

               1997                             $ 41,391
               1998                                3,319
                                                --------

                                                  44,710
                                                ========

Deposits of directors and officers totaled approximately $1,907,000 at December 31, 1996.

NOTE 8 - OTHER BORROWED FUNDS:

Federal funds purchased and securities sold under agreements with customers to repurchase generally mature within one day from the transaction date.

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                   1996                1995
                                                   ----                ----

Average balance during the year                  $2,137,720         $3,624,142
Average interest rate during the year                3.83%              4.89%
Maximum month-end balance during the year        $3,776,000         $4,595,000

NOTE 9 - NOTES PAYABLE:

In August 1995, the Corporation negotiated a $500,000, prime rate, unsecured line of credit with a bank. The purpose of this line of credit was to finance some of the preopening costs associated with the organization of SNB. In February 1996, the Corporation negotiated an additional $750,000 prime rate line of credit with the same bank. The purpose of this line of credit was to help finance the construction of the office facility for SNB. The line of credit was collateralized by a mortgage on SNB's building and property. The lines of credit were repaid in June 1996, and are summarized as follows:

                                                     1996                1995
                                                     ----                ----

Interest rate at year-end                                 -                8.50%
                                                 ==========         ===========
Maximum amount outstanding at any month-end      $1,049,203         $   240,000
                                                 ==========         ===========
Average amount outstanding during the year       $  195,667         $    95,000
                                                 ==========         ===========
Weighted average interest rate during the year         8.25%               8.70%
                                                 ==========         ===========

NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES:

ONB is a member of the Federal Home Loan Bank and as such, has access to long-term borrowing. The collateral for any such borrowings is a blanket lien on ONB's one to four family residential loans and the stock in the Federal Home Loan Bank. Principal is payable in annual installments of $70,000 and interest is payable monthly and the advances mature August 2005.

Borrowings during 1996 and 1995 are summarized as follows:

                                                      1996           1995
                                                      ----           ----

Interest rate at year-end                                6.73%          6.94%
                                                   ==========    ===========
Maximum amount outstanding at any month-end        $1,300,000    $   700,000
                                                   ==========    ===========
Average amount outstanding during the year         $1,148,633    $   276,000
                                                   ==========    ===========
Weighted average interest rate during the year           6.64%          6.88%
                                                   ==========    ===========

Principal reductions are as follows:

            YEAR ENDED:
                1997                        $   70,000
                1998                            70,000
                1999                            70,000
                2000                            70,000
                2001                            70,000
             Thereafter                        780,000
                                            ----------

                Total                        1,130,000
                                            ==========

NOTE 11 - STOCK OPTIONS:

The Corporation has granted 42,000 shares of common stock for issuance to key employees as nonqualified stock options. The options expire in 2000 and the exercise price per share is $7.80. All options are exercisable at December 31, 1996.

NOTE 12 - INCOME TAXES:

The Corporation files consolidated federal income tax returns on a calendar-year basis.

The 1996, 1995 and 1994 provision for income taxes consists of the following:

                                  1996               1995                1994
                                  ----               ----                ----

Currently payable:
   Federal                    $  459,591         $   507,125        $   472,102
   South Carolina                 54,429              46,343             38,898
Deferred income taxes           (102,684)            (36,917)          (111,360)
                              ----------         -----------        -----------

          Total                  411,336             516,551            399,640
                              ==========         ===========        ===========

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense as indicated in the following analysis:

                                                 1996         1995       1994

Income tax at statutory rate on income
   before income taxes                      $  394,811   $  494,310   $ 392,303
Increase (decrease):
   South Carolina bank tax, net of federal
      tax benefit                               25,837       43,179      25,673
   Tax exempt interest                          (5,858)      (2,554)    (12,333)
   Other                                        (3,454)     (18,384)     (6,003)
                                            ----------   ----------   ---------

          Provision for income taxes           411,336      516,551     399,640
                                            ==========   ==========   =========

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1996 and 1995 follow:

                                                          1996            1995
                                                          ----            ----

Allowance for loan losses                            $  254,516     $   218,856
Preopening costs                                         53,062          21,917
Other                                                    26,389             441
                                                     ----------      ----------
          Total deferred tax assets                     333,967         241,214
                                                     ----------      ----------

Depreciation                                             40,160          37,850
Accretion                                                10,600           9,811
Unrecognized gain on securities available-for-sale           22          13,052
                                                     ----------      ----------
          Total deferred tax liabilities                 50,782          60,713
                                                     ----------      ----------

          Total deferred taxes                          283,185         180,501
                                                     ==========      ==========

NOTE 13 - EMPLOYEE BENEFIT PLAN:

Effective January 1, 1990, a defined contribution plan with an Internal Revenue Code Section 401(K) provision was established. All employees who have completed 1,000 hours of service during a twelve-month period and have attained age 18 will participate as of the January 1, or July 1 closest to the date on which the employee meets the eligibility requirements.

A participant may elect to make tax deferred contributions up to a maximum of 10% of eligible compensation. The Banks will make matching contributions on behalf of each participant in the amount of 100% of the elective deferral, not exceeding 3% of the participant's compensation. The Banks may also make nonelective contributions determined at the discretion of the Board of Directors. The Banks' contributions for the years ended December 31, 1996, 1995, and 1994 totaled $90,348, $68,976, and $61,913, respectively.

NOTE 14 - FINANCIAL INSTRUMENTS:

The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers and to reduce their own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. The Banks control the credit risk through credit approvals, limits, and monitoring procedures. Additionally collateral and guarantees may also be required.

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include personal residences, accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. All letters of credit are short-term guarantees. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks' policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The estimated fair value of the Corporation's consolidated financial instruments at December 31, 1996 and 1995, are as follows (in thousands of dollars):

                                                               1996                                 1995
                                                               ----                                 ----
                                                    CARRYING             FAIR            CARRYING            FAIR
                                                     AMOUNT             VALUE             AMOUNT            VALUE
                                                     ------             -----             ------            -----

Financial assets:
   Cash and cash equivalents .....................   $ 6,648           $ 6,648           $ 4,535           $ 4,535
   Interest-bearing deposits in
      other banks ................................       431               431               321               324
   Investment securities .........................    25,787            25,790            24,669            24,678
   Loans receivable ..............................    67,953            68,329            51,617            51,760

Financial liabilities:
   Deposits ......................................    89,851            89,909            72,550            72,582
   Federal funds purchased and
      securities sold under agreement to
      repurchase .................................     1,744             1,744             2,570             2,570
   Federal Home Loan Bank advances ...............     1,130             1,174               700               700
   Note payable ..................................         -                 -               240               240

Off-balance-sheet financial instruments:
   Commitments to extend credit ..................    10,626            10,626             5,946             5,946
   Standby letters of credit .....................       355               355               193               193

NOTE 15 - CONCENTRATION OF CREDIT RISK:

The Banks grant agribusiness, commercial, consumer and residential loans to customers throughout the State of South Carolina. Although the Banks have diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economies of Orangeburg and Sumter Counties, South Carolina and the surrounding areas.

The contractual amounts of credit-related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

NOTE 16 - CONTINGENCIES:

The Corporation is also subject at times to claims and lawsuits arising out of the normal course of business. The Corporation does not anticipate any material losses with respect to such existing or pending claims and lawsuits at December 31, 1996.

NOTE 17 - REGULATORY MATTERS:

The Banks, as national banks, are subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Banks may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current years' earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, at December 31, 1996, that the Banks could declare, without the approval of the Comptroller of the Currency, amounted to approximately $1,412,000.

Under Federal Reserve regulation, the Banks also are limited as to the amount they may loan to the Corporation unless such loans are collateralized by specified obligations. The maximum amount available for transfer from the Banks to the Corporation in the form of loans or advances approximated $2,157,000 at December 31, 1996.

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notifications from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' categories.

The Banks' actual capital amounts and ratios are also presented in the table (in thousands of dollars).


At December 31, 1996:

                                                                                                MINIMUM REQUIRED
                                                               MINIMUM REQUIRED                    TO BE WELL
                                                                  FOR CAPITAL                     CAPITALIZED
                                   ACTUAL                      ADEQUACY PURPOSES                  UNDER PROMPT
                                                                                                   CORRECTIVE
                                                                                               ACTION PROVISIONS
                           AMOUNT           RATIO           AMOUNT           RATIO           AMOUNT          RATIO
                           ------           -----           ------           -----           ------          -----
Tier I Capital (to
   Average Assets):
      Consolidated            $12,078        11.5%            $4,200           4.0%              $5,250         5.0%
      ONB                       7,623         8.4%             3,640           4.0%               4,550         5.0%
      SNB                       3,133        24.6%               509           4.0%                 636         5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated             12,078        17.5%             2,756           4.0%               4,134         6.0%
      ONB                       7,623        13.4%             2,271           4.0%               3,407         6.0%
      SNB                       3,133        28.9%               433           4.0%                 650         6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated             12,886        18.7%             5,512           8.0%               6,891        10.0%
      ONB                       8,334        14.7%             4,543           8.0%               5,679        10.0%
      SNB                       3,230        29.8%               866           8.0%               1,084        10.0%

At December 31, 1995:

Tier I Capital (to
   Average Assets):
      Consolidated             $7,346         8.9%            $3,291           4.0%              $4,114         5.0%
      ONB                       6,988         8.4%             3,339           4.0%               4,174         5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated              7,346        14.4%             2,035           4.0%               3,052         6.0%
      ONB                       6,988        13.9%             2,015           4.0%               3,022         6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated              7,982        15.7%              4,069           8.0%              5,087         10.0%
      ONB                       7,618        15.1%              4,030           8.0%              5,036         10.0%

NOTE 18 - CONDENSED FINANCIAL STATEMENTS:

Presented below are the condensed financial statements for Community Bankshares, Inc. (Parent Company only).


COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

                                                                                           ... DECEMBER 31 ...
                                                                                        1996                1995
                                                                                        ----                ----
Balance Sheets:
   Assets:
      Cash                                                                          $      82,026         $   210,608
      Investment in banking subsidiaries                                               10,782,768           6,988,005
      Securities held-to-maturity (fair value - $890,279 in 1996)                         890,279                   -
      Premises and equipment (net of accumulated
         depreciation of $140,721 in 1996 and $1,894 in 1995)                             270,898             346,317
      Due from banking subsidiaries                                                         2,892              36,049
      Other assets                                                                        120,125              71,101
                                                                                      -----------          ----------

                  Total assets                                                         12,148,988           7,652,080
                                                                                      ===========          ==========

Liabilities and shareholders' equity:
   Note payable                                                                       $          -         $  240,000
   Other liabilities                                                                       44,922              66,348
   Shareholders' equity                                                                12,104,024           7,322,428
   Unrealized gain on securities available-for-sale,
       net of applicable deferred income taxes                                                 42              23,304
                                                                                      -----------          ----------

                  Total liabilities and shareholders' equity                           12,148,988           7,652,080
                                                                                      ===========          ==========

                                                                         ..... YEAR ENDED DECEMBER 31 .....
                                                                       1996                1995                1994
                                                                       ----                ----                ----
Statements of Income:
   Income:
      Dividends from banking subsidiaries                          $   503,500         $   415,000        $   328,500
      Management fees                                                  437,802                   -                  -
      Interest                                                          69,206                   -                  -
                                                                   -----------         -----------         ----------
                  Total                                              1,010,508             415,000            328,500
                                                                   -----------         -----------         ----------


                                                                         ..... YEAR ENDED DECEMBER 31 .....
                                                                    1996                1995                1994
                                                                    ----                ----                ----
   Expenses:
      Salaries and employee benefits                                 $ 264,432           $  45,413      $           -
      Premises and equipment                                            85,664               1,120                516
      Supplies                                                          22,263                 148                110
      Director fees                                                     19,200               2,800                  -
      Interest                                                          11,098               8,497             17,604
      Other general expenses                                           214,570              48,049            102,462
                                                                    ----------           ---------        -----------
                  Total                                                617,227             106,027            120,692
                                                                    ----------           ---------        -----------

Income before equity in undistributed
   earnings of banking subsidiaries                                    393,281             308,973            207,808
Applicable income tax benefit                                           38,566              36,049             44,660
Equity in undistributed earnings of
   banking subsidiaries                                                318,024             592,280            501,725
                                                                    ----------           ---------        -----------

Net income                                                             749,871             937,302            754,193
                                                                    ==========           =========        ===========

Statements of Cash Flows:
   Cash flows from operating activities:
      Net income                                                    $  749,871        $    937,302       $    754,193
      Adjustments to reconcile net income to net
         cash provided by operating activities:
            Depreciation and amortization                               55,722              13,783                516
            (Increase) decrease in due from banking
               subsidiaries                                             33,157               8,611            (44,660)
            (Increase) decrease in other assets                        (65,317)            (30,360)            18,624
            Increase (decrease) in other liabilities                   (21,426)             61,348             (8,622)
            Undistributed earnings of banking
               subsidiaries                                           (318,024)           (592,280)          (501,725)
                                                                    ----------          ----------        -----------
                  Net cash provided by operating
                     activities                                        433,983             398,404            218,326
                                                                    ----------          ----------        -----------

Cash flows from investing activities:
   Investment in SNB                                                (3,500,001)                  -                  -
   Transfer of premises and equipment to SNB                           444,398                   -                  -
   Purchase of premises and equipment                                 (408,408)           (346,663)                 -
   Purchases of securities held-to-maturity                         (1,137,056)                  -                  -
   Proceeds from maturities of securities
      held-to-maturity                                                 246,777                   -                  -
                                                                   -----------          ----------         ----------
                  Net cash used by investing activities             (4,354,290)           (346,663)                 -
                                                                   -----------          ----------         ----------


                                                                         ..... YEAR ENDED DECEMBER 31 .....
                                                                    1996                1995                1994
                                                                    ----                ----                ----
Cash flows from financing activities:
   Increase in note payable                                        $   809,203          $  240,000     $            -
   Repayment of note payable                                        (1,049,203)                  -                  -
   Common stock issued                                               4,402,000                   -            914,699
   Common stock subscribed                                                   -              98,000                  -
   Stock issuance cost                                                 (52,466)            (50,660)                 -
   Stock options exercised                                                   -                   -             55,000
   Paid to dissenters in lieu of issuance
      of 60,000 shares                                                       -                   -           (936,600)
   Cash dividends paid                                                (317,809)           (241,707)          (184,544)
                                                                   -----------          ----------     --------------
                  Net cash used (provided) by financing
                     activities                                      3,791,725              45,633           (151,445)
                                                                   -----------          ----------     --------------

Net increase (decrease) in cash and cash equivalents                 (128,582)             97,374              66,881

Cash and cash equivalents at beginning of year                        210,608             113,234              46,353
                                                                   ----------         -----------      --------------

Cash and cash equivalents at end of year                               82,026             210,608             113,234
                                                                   ==========         ===========      ==============

Supplemental disclosures:
   Total increase (decrease) in unrealized gain
      (loss) on securities available-for-sale                      $  (23,262)        $   215,817      $     (204,227)
                                                                   ==========         ===========      ==============



















    THESE NOTES ARE AN INTEGRAL PART OF THE ACCOMPANYING FINANCIAL STATEMENTS