Form 10KSB, Exhibit 13
period 1997-12-31
COMMUNITY BANKSHARES INC /SC/
filed 1998-03-30
CIK 894508

EXHIBIT 13

                        PORTIONS OF 1997 ANNUAL REPORT TO
                     SHAREHOLDERS INCORPORATED BY REFERENCE
       INTO REGISTRANT'S FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 1997

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

                  Sales Price of the Corporation's Common Stock

Quarter ended                   High                              Low
Mar. 31, 1996                  $5.00                            $5.00
June 30, 1996                  $5.00                            $5.00
Sept. 30, 1996                 $6.00                            $5.00
Dec. 31, 1996                  $6.12                            $5.88
Mar. 31, 1997                  $7.37                            $5.93
June 30, 1997                 $14.12                            $7.18
Sept. 30, 1997                $19.50                           $14.37
Dec. 31, 1997                 $15.25                           $13.25

Between December 1995 and May 1996 the Corporation sold 450,000 shares of its no par common stock at $5.00 per share. This sale was in conjunction with the capitalization of the Sumter bank. On November 20, 1996, CBI was listed on the AMEX. From that date to year end 1996 the Corporation had a stock sales volume of 14,900 shares. Stock prices shown prior to listing on the AMEX are based on a limited number of shares traded of which management had knowledge. During 1997 the Corporation had a stock sales volume of 338,000 shares.

         There were 1,162 holders of record of the Corporation's Common Stock (no par value) as of December 31, 1997.

         During 1997 the Corporation authorized and paid two cash dividends totaling 15 cents per share. The total cost to the Corporation of these payments was approximately $394,000, 32% of after tax profits. During 1996 the Corporation authorized and paid two cash dividends totaling 14.5 cents per share. The total cost to the Corporation of these payments was approximately $318,000, 42% of after tax profits. The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. Subject to ongoing review of these circumstances, the Board expects to maintain a reasonable, safe, and sound dividend payment policy.

         The current source of dividends to be paid by the Corporation is dividends of its banking subsidiary, Orangeburg National Bank. Accordingly, the payment of dividends by the Corporation is indirectly subject to the same laws and regulations that govern the payment of dividends by national banking associations. National banks may pay dividends only out of present and past earnings with numerous limitations designed to ensure that the banks have adequate capital to operate safely and soundly. At December 31, 1997, Orangeburg National Bank could pay up to $1,568,000 in dividends without special approval of the Comptroller of the Currency.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community Bankshares, Inc. (CBI or the Corporation) for the years ended December 31, 1997 and 1996. This commentary should be reviewed in conjunction with the audited consolidated financial statements and notes contained elsewhere in this report.

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

Business of the Corporation and the Banks

         Community Bankshares, Inc. is a bank holding company. It was incorporated on November 30, 1992, and commenced operations July 1, 1993, by acquiring Orangeburg National Bank. CBI owns two banking subsidiaries:
Orangeburg National Bank and Sumter National Bank. CBI provides item and data processing and other technical services for its two banking subsidiaries. The consolidated financial report for 1997 represents the operations of the holding company and its two banks. CBI is also currently sponsoring the organization of a new community bank, Florence National Bank. Management expects the new bank to open in mid-1998. (Parent-only financial statements are presented in the footnotes to the consolidated financial statements. Bank-only financial highlights are presented in the introductory section of this report.)

         Orangeburg National Bank is a national banking association and commenced operations in November 1987. It operates two offices in Orangeburg, South Carolina. The bank provides commercial banking services to the Orangeburg community. Its primary customer markets are consumers and small businesses.

         Sumter National Bank is a national banking association and commenced operations in June 1996. It operates one office in Sumter, South Carolina. The bank provides commercial banking services to the Sumter community. Its primary customer markets are also consumers and small businesses.

Florence National Bank (in organization)

         Community Bankshares, Inc. has entered into an agreement with six local business people in the Florence, South Carolina community to sponsor the formation of a new national bank. CBI has assisted in the process of submitting an application for a bank charter to the Comptroller of the Currency and preliminary approval was obtained in November 1997 to begin the organization process. There are various other regulatory approvals that must be obtained before the bank can begin operation. Management estimates that Florence National Bank will commence operations in mid-1998.

         CBI has filed a registration statement with the Securities and Exchange Commission in order to offer to the public up to 300,000 shares of its common stock. The majority of the proceeds of this sale will be used to purchase $4.5 million in common stock of the new bank. Should the sale not generate sufficient amounts to purchase the bank stock, CBI has arranged for a line-of-credit with an unrelated financial institution to provide the additional funds needed to capitalize the bank.

         During January and February 1998, CBI sold $615,000 in restricted common stock to the local Florence bank organizers. These 49,650 shares were sold at $2.00 less than the market price on the American Stock Exchange the day prior to their tender of payment. These shares are restricted from resale for a period of one year from the date of issue.

Year 2000

         The change in date from 1999 to 2000 poses potential problems for many computer systems around the world. Certain of the Corporation's systems may be affected by this so-called millennium bug. CBI is investigating the extent to which its systems are affected and communicating with all of its computer vendors concerning timely completion of remedies for those systems that require modification. The Corporation is also communicating with third parties on which it relies to assess their progress in evaluating their systems and implementing any corrective measures. The Corporation has been taking and will continue to pursue reasonably necessary steps to protect its operations and assets.

Stock Split

         On July 21, 1997, the Corporation effected a two-for-one split of its common shares outstanding. All references to per share information contained in this discussion have been adjusted accordingly.

1997 compared to 1996

Earnings Performance

         The Corporation's net income was $1,216,000, or $.46 per share, in 1997. This compares to $750,000, or $.31 per share, in 1996, an increase of $466,000, or 62%.

         Management views this increase in earnings as primarily the result of a 21% increase in earnings in the Orangeburg bank, to $1,401,000 in 1997 from $1,162,000 in 1996, and a 52% reduction in the operating losses at the Sumter bank, to $163,000 in 1997 from $340,000 in 1996.

Distribution of Assets and Liabilities

         The Corporation manages its balance sheet in a conservative manner. The following table shows the percentage relationships of significant components of average balance sheets for the years ended December 31, 1997 and 1996.

         Balance Sheet Categories as a Percent of Average Total Assets as of December 31,

Assets                                                       1997          1996
                                                          -------       -------
   Interest bearing deposits .......................         1.03%         0.72%
   Investment securities taxable ...................        23.10%        28.20%
   Investment securities--tax exempt ...............         0.33%         0.44%
   Federal funds sold ..............................         3.51%         3.21%
   Loans receivable ................................        65.25%        60.58%
                                                          -------       -------
   Total interest earning assets ...................        93.22%        93.15%
   Cash and due from banks .........................         4.01%         3.78%
   Allowance for loan losses .......................        -0.81%        -0.79%
   Premises and equipment ..........................         2.26%         2.47%
   Other assets ....................................         1.32%         1.39%
                                                          -------       -------

Total assets .......................................       100.00%       100.00%
                                                          =======       =======

Liabilities and Stockholders' Equity
   Interest bearing deposits
   Savings .........................................        15.74%        14.78%
   Interest bearing transaction accounts ...........         9.63%         9.36%
   Time deposits ...................................        47.85%        48.89%
                                                          -------       -------
   Total interest bearing deposits .................        73.22%        73.03%
   Short-term borrowings ...........................         3.09%         2.48%
   FHLB advances ...................................         0.89%         1.20%
                                                          -------       -------
   Total interest bearing liabilities ..............        77.20%        76.71%
   Noninterest bearing demand deposits .............        12.14%        11.02%
   Other liabilities ...............................         0.69%         0.70%
   Stockholders' equity ............................         9.97%        11.57%
                                                          -------       -------

Total liabilities and stockholders' equity .........       100.00%       100.00%
                                                          =======       =======

         The following table presents the average balance sheets, the average yield and the interest earned on earning assets, and the average rate and the interest paid on interest bearing liabilities for the years ended December 31, 1997 and 1996.

    Years ended December 31,                                     1997                                           1996
                                                               Interest                                       Interest
                                                  Average       Income/        Yields/           Average      Income/       Yields/
Assets                                            Balance     Expense (1)     Rates (1)          Balance     Expense (1)   Rates (1)
                                                  -------     -----------     ---------          -------     ----------    ---------
                                                                            (Dollar amounts in thousands)
    Interest bearing deposits                     $  1,283       $   73           5.69%          $   687       $   38          5.53%
    Investment securities taxable                   28,727        1,797           6.26%           26,914        1,599          5.94%
    Investment securities--tax exempt                  410           17           6.28%              417           17          6.35%
    Federal funds sold                               4,363          241           5.52%            3,067          163          5.32%
    Loans receivable (2)                            81,167        7,692           9.48%           57,805        5,444          9.42%
                                                  --------       ------           ----           -------       ------          ----
     Total interest earning assets                 115,950        9,820           8.47%           88,890        7,261          8.17%
    Cash and due from banks                          4,990                                         3,606
    Allowance for loan losses                       (1,011)                                         (757)
    Premises and equipment                           2,817                                         2,360
    Other assets                                     1,640                                         1,328
                                                  --------                                       -------

Total assets                                      $124,386                                       $95,427
                                                  ========                                       =======

Liabilities and Stockholders' Equity
    Interest bearing deposits
    Savings                                       $ 19,576       $  681           3.47%          $14,106       $  392          2.78%
    Interest bearing transaction accounts           11,974          217           1.81%            8,936          183          2.05%
    Time deposits                                   59,522        3,250           5.46%           46,646        2,536          5.44%
                                                  --------       ------           ----           -------       ------          ----
    Total interest bearing deposits                 91,072        4,148           4.55%           69,688        3,111          4.46%
    Short-term borrowings                            3,846          153           3.98%            2,369           92          3.89%
    FHLB advances                                    1,101           73           6.63%            1,149           76          6.64%
                                                  --------       ------           ----           -------       ------          ----
     Total interest bearing liabilities             96,019        4,374           4.55%           73,206        3,279          4.48%
    Noninterest bearing demand deposits             15,098                                        10,516
    Other liabilities                                  864                                           667
    Stockholders' equity                            12,405                                        11,038
                                                  --------                                       -------

Total liabilities and stockholders' equity        $124,386                                       $95,427
                                                  ========                                       =======

    Interest rate spread  (3)                                                     3.92%                                       3.69%
    Net interest income and net yield on earning assets (4)      $5,446           4.70%                        $3,982          4.48%
                                                                 ======           ====                         ======          ====

1. Computed on a fully taxable equivalent basis using a federal tax rate of 34%.
2. Nonaccruing loan balances are included in the average loan balances and income from such loans is recognized on a cash basis.
3. Total interest earning assets yield less total interest bearing liabilities rate.
4. Net yield equals net interest income divided by total interest earning assets.

 Interest Income and Interest Expense

         The Corporation's interest income increased in 1997 from 1996. In 1997 the Corporation earned $9,820,000 in total interest income, up from the prior year's $7,261,000. This represented a $2,559,000 or a 35.3% increase. This growth was mostly the result of increased volume in the loan and investment portfolios.

         Interest bearing deposits in other banks contributed $73,000 to interest income in 1997, up from $38,000 the prior year, an increase of $35,000 or 92.1%. In 1997 the Corporation had an average of $1,283,000 invested in interest bearing deposits, up from the prior year's $687,000, an increase of $596,000 or 86.8%. The average yield on these deposits during 1997 was 5.69%, up
 .16% from the prior year's yield of 5.53%. Most of this increase was due to higher interest bearing balances being maintained with the Federal Home Loan Bank (FHLB).

         Investments contributed $1,797,000 to interest income in 1997, up from $1,599,000 the prior year, an increase of $198,000 or 12.4%. The investment portfolio averaged $28.7 million in 1997, up from the prior year's $26.9 million, an increase of $1.8 million or 6.7%. The Corporation's investment portfolio consists primarily of short- term U. S. government and agency debt issues. The average yield on investments during 1997 was 6.26%, up .32% from 5.94% in 1996.

         The Corporation's tax exempt securities portfolio earned $17,000 during 1997, unchanged from the prior year. The portfolio averaged $410,000 in 1997, down from $417,000 in 1996, a decrease of $7,000 or 1.7%. The average yield was 6.28%, compared to 6.35% the prior year, on a fully taxable equivalent basis.

         Federal funds sold represent temporary surplus funds that one bank lends to another. These funds are a source of day to day operating liquidity. Federal funds sold contributed $241,000 to interest income in 1997, up from $163,000 in the prior year, an increase of $78,000 or 47.9%. The Corporation had an average of $4,363,000 in federal funds during 1997, up from the prior year's $3,067,000, an increase of $1,296,000 or 42.3%. The average yield on federal funds during 1997 was 5.52%, up from 5.32% in 1996.

         The Corporation's major source of interest income is the loan portfolio, which contributed $7,693,000 to interest income in 1997, up from $5,444,000 in the prior year, an increase of $2,249,000 or 41.3%. The average loan portfolio for 1997 was $81.2 million, compared to the prior year's $57.8 million, an increase of $23.4 million or 40.5%. Of this increase, approximately $15 million or 64.1% was generated by the Sumter bank. The average yield on loans during 1997 was 9.48%, up from 9.42% in 1996.

         The Corporation had average earning assets in 1997 of $116 million which earned a yield of 8.47%. In 1996 the Corporation had average earning assets of $88.9 million which earned a yield of 8.17%. Average earning assets increased $27.1 million or 30.5%. Of this increase, approximately $16.4 million or 60.5% was generated by the new Sumter bank.

         The Corporation's savings deposits consist of savings and money market accounts. Total savings accounts averaged $19.6 million in 1997, up from $14.1 million in the prior year, an increase of $5.5 million or 39.0%. The cost of these funds increased to 3.47% in 1997 from 2.78% in the prior year.

         Interest bearing transaction accounts are the primary checking accounts that the banks offer customers. This overall category was $11.9 million in 1997, up from $8.9 million in 1996, an increase of $3 million or 34%. The average cost of these funds was 1.81% in 1998, compared to 2.05% in the prior year.

         Time deposits are the largest category of deposits, totaling $59.5 million in 1997, up from $46.6 million in the prior year, an increase of $12.9 million or 27.7%. The cost of time deposits increased to 5.46% from 5.44%.

         The Orangeburg bank has several commercial customers for which it offers daily repurchase agreements. These accounts are not deposits, they are considered other obligations of the bank. Balances in these accounts are subject to wide fluctuation with the customers' cash flows, but they constitute a relatively small portion of the balance sheet. The average balance for 1997 was $3.8 million, up from $2.4 million in the prior year, an increase of $1.4 million or 58.3%. The cost of these funds increased to 3.98% from 3.89%.

         Orangeburg National Bank is a member of and has the ability to borrow from the Federal Home Loan Bank. The bank had an average $1.1 million outstanding balance during 1997 at an average cost of 6.63%. This is almost unchanged from the prior year. These borrowings are a result of the bank's on-going asset liability management. These loans are secured by a blanket lien on the bank's one-to-four family residential mortgage loan portfolio and the bank's stock in the FHLB.

         The Corporation had total interest bearing liabilities in 1997 of $96 million costing an average of 4.55%, compared with interest bearing liabilities in 1996 of $73.2 million that cost an average of 4.48%. Average interest bearing liabilities increased $22.8 million or 31%. Of this increase, approximately $13.3 million or 58% was generated by the Sumter bank.

Interest Income and Interest Expense-Sumter National Bank

         Sumter National Bank opened for business on June 10, 1996. At December 31, 1997 the bank's earning assets had grown to $27.7 million, total assets were $30.2 million, and deposits were $27 million. At December 31, 1996 the Sumter bank's earning assets were $10.6 million, total assets were $13.3 million, and deposits were $10 million. During 1997 earning assets have increased $17.1 million or 161%, total assets have increased $16.9 million or 123%, and deposits have increased $17 million or 171%.

         The average earning assets for 1997 for the Sumter bank were $20.8 million (18% of consolidated earning assets). These earning assets generated $1.8 million in interest income for the year (18.4% of consolidated interest income).

         Total average interest bearing liabilities for 1997 for the Sumter bank were $16.5 million (17.1% of consolidated interest bearing liabilities). These liabilities generated $750,000 in interest expense for the year (17.1% of consolidated interest expense).

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

         As reflected in the table, the increase in 1997 net interest income of $1,464,000 is due almost entirely to changes in volume. Almost all of the $2,559,000 increase in interest income was from volume growth in earning assets. Likewise, most of the $1,095,000 increase in interest expense was due to volume increases for time deposits. During 1996 there was a similar pattern, with most of the increase in net interest income coming from changes in volume.

         The prime interest rate has been stable during most of the last two years. The prime rate went from 8.50% to 8.25% in February 1996 and stayed there until March 1997, when it increased back to 8.50%. Management expects that interest rates will be mostly stable during 1998. Inflation is expected to remain very low. Certain elements of the economy are experiencing price deflation. The Corporation is not aware of any other immediately identifiable factors that would cause short-term interest rates to increase sharply in the near term. Therefore, as in 1997, improvements in net interest income during 1998 are more likely to be the result of changes in volume and the mix of earning assets and interest bearing liabilities than changes in rates.


                                    Volume and Rate Variance Analysis

                                                         1997 compared to 1996                      1996 compared to 1995
                                                         ---------------------                      ---------------------
           (Dollar amounts in thousands)         Volume           Rate          Total          Volume          Rate          Total
           -----------------------------         ------           ----          -----          ------          ----          -----

Interest earning assets
  Interest bearing deposits ..............       $    33        $     1        $    34        $    13        $    (1)       $    12
  Investment securities ..................           111             88            199            240             53            293
  taxable
  Investment securities--tax .............             -              -              -             13              -             13
  exempt(2)
  Federal funds sold .....................            72              6             78            (12)           (16)           (28)
  Loans receivable .......................         2,213             35          2,248            668            (23)           645
                                                 -------        -------        -------        -------        -------        -------
   Total interest income ..................        2,429            130          2,559            922             13            935
                                                 -------        -------        -------        -------        -------        -------

Interest bearing liabilities
  Savings ................................           175            113            288            (15)           (35)           (50)
  Interest bearing .......................            57            (23)            34             57            (23)            34
  transaction accounts
  Time deposits ..........................           705             11            716            330             28            358
                                                 -------        -------        -------        -------        -------        -------
  Total interest bearing deposits.........           937            101          1,038            372            (30)           342
                                                 -------        -------        -------        -------        -------        -------
  Short-term borrowings ..................            58              2             60            (56)           (29)           (85)
  FHLB advances ..........................            (3)             -             (3)            58             (1)            57
                                                 -------        -------        -------        -------        -------        -------
  Total interest expense .................           992            103          1,095            374            (60)           314
                                                 -------        -------        -------        -------        -------        -------

Net interest income ......................       $ 1,437        $    27        $ 1,464        $   548        $    73        $   621
                                                 =======        =======        =======        =======        =======        =======

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


Interest Rate Sensitivity

         Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of the repricing characteristics of interest earning assets and interest bearing liabilities. This is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The table "Interest Sensitivity Analysis" indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 1997 of $39.9 million.

         When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 1997, with respect to the one year "horizon." For a corporation with a negative gap, falling interest rates would be expected to have a positive effect on the net interest income and rising rates would be expected to have the opposite effect, because, theoretically, as rates increase, more deposits will reprice than loans or investments, thus driving up interest costs and decreasing net interest income.

         The following table summarizes the Corporation's interest sensitivity position as of December 31, 1997.

                                      Interest Sensitivity Analysis

                                                            Within 3         4-12 months      1-5 years   Over 5 years      Total
                                                            months
                                                            --------         --------         --------       --------       --------
                                                                         (Dollar amounts in thousands)
Interest earning assets
   Interest bearing deposits ........................       $  1,238         $      -         $      -       $      -       $  1,238
   Taxable investment securities ....................          1,750            3,900           23,500          2,896         32,046
   Tax exempt investment securities .................            151                -              255              -            406
   Federal funds sold ...............................            413                -               92            555          1,060
   Loans, net of unearned income ....................         39,282            3,873           36,515         12,281         91,951
                                                            --------         --------         --------       --------       --------
   Total interest earning assets ....................         42,834            7,773           60,362         15,732        126,701
                                                            --------         --------         --------       --------       --------

Interest bearing liabilities
   Savings ..........................................         19,082                -                -              -         19,082
   Interest bearing transaction account .............         13,177                -                -              -         13,177
   Time deposits < $100M ............................         17,109           19,193            9,729            446         46,477
   Time deposits > $100M ............................          9,669            9,774            1,985              -         21,428
   Short-term borrowings ............................          2,551                -                -              -          2,551
   FHLB advances ....................................              -                -                -          1,060          1,060
                                                            --------         --------         --------       --------       --------
  Total interest bearing liabilities.................       $ 61,588         $ 28,967         $ 11,714       $  1,506       $103,775
                                                            --------         --------         --------       --------       --------

   Interest sensitivity gap .........................       $(18,754)        $(21,194)        $ 48,648       $ 14,226       $ 22,926
   Cumulative gap ...................................        (18,754)         (39,948)           8,700         22,926
   RSA/RSL ..........................................             70%              27%
   Cumulative RSA/RSL ...............................             70%              56%


RSA- rate sensitive assets; RSL- rate sensitive liability.

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

         The Corporation's banks have established Asset/Liability Management Committees. It is the responsibility of these committees to establish parameters for various interest risk measures, to set strategies to control interest rate risk within those parameters, to maintain adequate and stable net interest income, and to direct the implementation of tactics to facilitate achieving its objectives. During 1997, emphasis was directed toward controlling the rate of increase in funding costs. This was done by aggressive monitoring of deposit rates and restructuring of some deposit products.

         Management is aware of its negative gap position and is emphasizing variable rate loans in 1998. Management also will explore variable rate investments. If successful, these efforts will help to reduce the negative gap position and reduce interest rate risk. The Corporation also realizes, however, that these efforts may be constrained by customer demands during the upcoming year.

Investment Portfolio

         The Corporation's investment portfolio consists primarily of short-term U. S. government and agency debt issues. Investment securities averaged $28.7 million (23.10%) of the Corporation's average assets in 1997 and $26.9 million (28.20%) in 1996. Note 4 to the consolidated financial statements provides further information on the investment portfolio.


Loan Portfolio

         The average size of the loan portfolio in 1997 was $81.2 million, compared to $57.8 million the prior year, which represents growth of $23.4 million or 40.5%.

         At December 31, 1997, the loan portfolio was $91.9 million, compared to $68.8 million the prior year, an increase of $23.1 million, or 33.6%.

         Management believes the loan portfolio is adequately diversified. There are no foreign loans and few agricultural loans. The Orangeburg bank and the Sumter bank ordinarily originate mortgage loans for sale to others, but does not service such loans. However, certain older mortgage loans and selected new loans with acceptable rates are owned and serviced by the Orangeburg bank. Real estate loans are primarily 1-to-4 family residential loans. There were no significant concentrations in any particular individuals or industry or group of related individuals or industries at the end of 1997. The table, "Loan Portfolio Composition," indicates the amounts of loans outstanding according to the type of loan at the dates indicated.

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

Loan Portfolio Composition

         The following table shows the composition of the loan portfolio for the years ended December 31, 1997 and 1996.

Loan category                                                        1997                1996           Dollar change      % change
-------------
                                                                    -------            -------            -------            -----
                                                                                    (Dollar amounts in thousands)
Commercial, financial and agricultural..................            $21,690            $16,520            $ 5,170            31.30%
Real estate - construction .............................              6,563              5,611                952            16.97%
Real estate - mortgage .................................             46,734             35,553             11,181            31.45%
Installment loans to individuals .......................             16,348             11,021              5,327            48.33%
Obligations of political subdivisions...................                616                124                492           396.77%
                                                                    -------            -------            -------            -----

     Total loans - gross ...............................            $91,951            $68,829            $23,122            33.59%
                                                                    =======            =======            =======            =====

         The Corporation has enjoyed significant loan growth in both its markets. The Sumter bank accounted for $16 million or 69% of the increase in the portfolio, the Orangeburg bank accounted for the remainder.

         Commercial, financial, and agricultural loans, primarily representing loans made to small businesses, increased by $5.1 million or 31.3% during 1997. These loans may be made on either a secured or an unsecured basis. When taken, security consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios.

         Real estate loans consist of construction loans and loans secured by mortgages. Constructions loans are also generally secured with mortgages. Because the Corporation's subsidiaries are community banks, real estate loans comprise the bulk of the loan portfolio, 58% in 1997. Construction loans increased $952,000 or 16.97% in 1997. Mortgage loans increased $11.2 million or 31.45% in 1997.

         The Corporation generally does not compete with 15 and 30 year fixed secondary market mortgage interest rates, so it has elected to pursue the origination of mortgage loans that could be easily sold into the secondary mortgage market. These loans are generally pre-qualified with the underwriters to avoid problems in the sale of the loans. In 1997 and 1996 the Corporation sold $4.8 million and $4.1 million, respectively, in such loans. These loans are sold at par so no gain or loss is recognized at the time of sale. However, fee income is generated by the origination and sale of these loans. The Corporation also makes mortgage loans for its own account. Such loans are usually for a shorter term than loans made to sell and usually have a variable interest rate rather than a fixed rate of interest.

         Installment loans to individuals increased $5.3 million or 48.3% in 1997.

         Interest income from the loan portfolio was $7,692,000 in 1997, compared to $5,444,000 in 1996, an increase of $2,248,000 or 41.3%. The average yield on the portfolio was 9.48% in 1997, compared to 9.42% in 1996.

Secured versus Unsecured Loans

         The Corporation does not aggressively seek to make unsecured loans, since these loans may be somewhat more risky than collateralized loans. There are, however, occasions when it is in the business interests of the Corporation to provide short-term, unsecured loans to selected customers. In 1997 the Corporation had $5.5 million in unsecured loans or 6% of its loan portfolio. In 1996 the Corporation had $4.4 million in unsecured loans or 6.4% of its loan portfolio.

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

         At the end of 1997 Orangeburg National Bank had sold no participations in loans and purchased $1,662,000 ($1,422,000 from Sumter National Bank) in such participations At the end of 1996 Orangeburg National Bank had sold $233,000 (all to Sumter National Bank) in participations and purchased $580,000 ($315,000 from Sumter National Bank) in such participations.

         At the end of 1997 Sumter National Bank had sold $1,422,000 (all to Orangeburg National Bank) in participations and purchased no participations in such loans. At the end of 1996 Sumter National Bank had sold $315,000 (all to Orangeburg National Bank) in participations and purchased $233,000 (all from Orangeburg National Bank) in such participations.

Maturity Distribution of Loans

           The following table sets forth the maturity distribution of the Corporation's loans, by type, as of December 31, 1997, as well as the type of interest on loans due after one year.

                                                            Within              After one          After five            Total
                                                             one                 year but            years but
                                                             year                within            within ten
                                                                                five years            years
                                                           -------              ----------         -----------          -------
                                                                             (Dollar amounts in thousands)
Commercial .................................                $8,753               $10,197                $2,222          $21,172
Real Estate ................................                13,683                21,534                18,825           54,042
Installment ................................                 4,360                11,631                   746           16,738
                                                           -------               -------               -------          -------
     Total .................................               $26,796               $43,362               $21,793          $91,951
                                                           =======               =======               =======          =======

Sensitivity of loans to changes in interest rates-Loans due
after one year
Predetermined interest ......................                                                                           $43,087
rate
Floating interest rate ......................                                                                             5,600
                                                                                                                        =======
     Total ..................................                                                                           $48,687
                                                                                                                        =======



Non-performing Loans; Other Problem Assets

Nonaccrual and Past Due Loans

         The nonaccrual, past due, and impaired loans and other real estate owned are summarized in Note 5 to the consolidated financial statements. The Corporation had no restructured loans in 1997 or 1996. The Corporation's nonaccrual loan policy is discussed in Note 2 to the consolidated financial statements in the section labeled Loans Receivable. The Corporation's policy on impaired loans is discussed in Note 5 to the consolidated financial statements.

         Nonaccrual loans and impaired loans were not material in relation to the portfolio as a whole in 1997. Management is aware of no trends, events or uncertainties which would cause nonaccrual loans to change materially in 1998.


Potential Problem Loans

         At December 31, 1997, the Corporation's internal loan review program had identified $1,101,000 (1.2% of the portfolio) in commercial and industrial loans, including the above mentioned past due loans, where information about credit problems of borrowers had caused management to have concerns about the ability of the borrowers to comply with original repayment terms.

         The amounts reflected above do not represent management's estimate of the potential losses since a large proportion of these loans are secured by real estate and other marketable collateral.

Other Real Estate

         Other real estate, consisting of foreclosed properties, was $132,000 at year-end 1997 and $0 at year end 1996. Other real estate is initially recorded at the lower of net loan balance or its estimated fair value, net of estimated disposal costs. The estimate of fair value for foreclosed properties is determined by appraisal at the time of acquisition.

Provision for Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. In reviewing the adequacy of the provision for loan losses during each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, the quality of collateral securing problem loans, and the results of its ongoing internal loan review process. Provisions for loan losses totaled $358,000 and $227,000 in 1997 and 1996, respectively. Based on the available information, the Corporation considers its 1997 provision for loan losses adequate.

         Net charge-offs in 1997 were $95,000 or 27% of the provision for loan losses, compared to $58,000 or 25% of the provision for loan losses in the prior year. See "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.


Allowance for Loan Losses

         The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on loans are charged against the allowance in the period in which management determines that such loans become uncollectable. Recoveries of previously charged-off loans are credited to the allowance. At December 31, 1997 and 1996, the allowance for loan losses was 1.24% and 1.27%, respectively, of total loans, and 1407% and 167%, respectively, of nonaccrual loans and accruing loans 90 days or more past due. Note 5 to the consolidated financial statements provides details on the changes in the allowance for loan losses during 1997 and 1996.

         Based on the current levels of non-performing and other problem loans, management believes that loan charge-offs in 1998 will at least approximate the 1997 levels as such loans progress through the collection, foreclosure, and repossession process. Management believes that the allowance for loan losses, as of December 31, 1997, is sufficient to absorb the expected charge-offs and provide adequately for the inherent losses that remain in the loan portfolio. Management will continue to closely monitor the levels of non-performing and potential problem loans and address the weaknesses in these credits to enhance the amount of ultimate collection or recovery of these assets. Should increases in the overall level of non-performing and potential problem loans accelerate from the current trend, management will adjust the methodology for determining the allowance for loan losses to increase the provision and allowance for loan losses. This would decrease net income.

         The following table presents the allocation of the allowance for loan losses, as of December 31, 1997 and 1996, compared with the percent of loans in the applicable categories to total loans.

                                 Allocation of Allowance for Loan Losses

                               1997        1997 % of          1996       1996 % of loans
                                         loans in each                  in each category
                                          category to                    to total loans
                                          total loans
                              ------      -----------        ------      ---------------
                                           (Dollar amounts in thousands)
Commercial .............      $  336            24%          $  314              24%
Real estate ............         301            58%             313              60%
Installment ............         288            18%             188              16%
Unallocated ............         215             0%              61               0%
                              ------           ---           ------             ---
     Total .............      $1,140           100%          $  876             100%
                              ======           ===           ======             ===

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

         In reviewing the adequacy of the allowance for loan losses at the end of each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, and the quality of collateral securing problem loans. After charging off all known losses, management considers the allowance adequate to provide for estimated future losses inherent in the loan portfolio at December 31, 1997.

Premises and Equipment

         Premises and equipment were $2,733,000 at December 31, 1997, compared to $2,837,000 the prior year, a decrease of $104,000 or 3.7%. There were no material changes in premises and fixed assets during the year. Premises and equipment are discussed further in Note 6 to the consolidated financial statements.

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

         The Corporation maintains an available for sale investment portfolio. While investment securities purchased for this portfolio are generally purchased with the intent to be held to maturity, such securities are marketable and occasional sales may occur prior to maturity as part of the process of asset/liability and liquidity management. The Corporation also maintains a held to maturity investment portfolio. Securities in this portfolio are generally not considered a primary source of liquidity. Management deliberately maintains a short-term maturity schedule for its investments so that there is a continuing stream of maturing investments. The Corporation intends to maintain a short-term investment portfolio in order to continue to be able to supply liquidity to its loan portfolio and for customer withdrawals.

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

         The Corporation also maintains several federal funds lines of credit with correspondent banks and is able to borrow from the Federal Home Loan Bank and the Federal Reserve's discount window.

         The Corporation has a demonstrated ability to attract deposits from its market area. Deposits have grown from $59 million in 1993 to over $117 million in 1997. This stable growing base of deposits is the major source of operating liquidity.

         The Corporation's long-term liquidity needs are expected to be primarily affected by the maturing of long-term certificates of deposit. At December 31, 1997, the Corporation had approximately $11.7 million and $1.5 million in certificates of deposit maturing in one to five years and over five years, respectively. The Corporation's assets maturing in the same periods were $60.4 million and $15.7 million, respectively. With a substantially larger dollar amount of assets maturing in both periods than liabilities, the Corporation believes that it will not have any significant long-term liquidity problems.

         In the opinion of management, the current and projected liquidity position is adequate.


Average Deposits

         The Corporation's average deposits in 1997 were $106.2 million, compared to $80.2 million the prior year, an increase of $26 million or 32.4%.

         Orangeburg National Bank's average deposits for 1997 increased to $86.1 million from $77.8 million, an increase of $8.3 million or 10.7%.

         Sumter National Bank opened for business in June 1996. The average deposits for 1997 increased to $20.3 million from $3.8 million, an increase of $16.5 million or 434%

         The total average deposits for the Corporation for the years ended December 31, 1997 and 1996, are summarized below:


                                                               1997                                1996
                                                        Average balance    Average cost        Average balance     Average cost
                                                        ---------------    ------------        ---------------     ------------
                                                                             (Dollar amounts in thousands)

Noninterest bearing demand accounts.............           $ 15,098                         $    10,516
Interest bearing transaction ...................             11,974           1.87%               8,936             2.05%
Savings-regular ................................              8,892           2.46%               9,685             2.42%
Savings- money market ..........................             10,684           4.32%               4,421             3.56%
Time deposits less than 100,000.................             43,240           5.40%              32,597             5.39%
Time deposits greater than 100,000..............             16,282           5.63%              14,049             5.42%
                                                           --------                         -----------
Total average deposits .........................           $106,170                         $    80,204
                                                           ========                         ===========

         At December 31, 1997, the Corporation had $21,428,000 in certificates of deposit of $100,000 or more. The maturities of these certificates are disclosed in Note 7 to the consolidated financial statements.


Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 1997 and 1996.

                                                       1997             1996
                                                       ----             ----
Return on assets (ROA)                                  0.98%           0.79%
Return on equity (ROE)                                  9.80%           6.79%
Dividend payout ratio (dividends/net income)           32.40%          42.40%
Equity as a percent of assets                           9.97%          11.57%

Short-term Borrowings

         The Corporation's short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase, which generally mature each business day. There was $2,551,000 and $1,744,000 outstanding at year end 1997 and 1996, respectively. Further information is provided in Note 8 to the consolidated financial statements.


Notes Payable

         In connection with the formation of the Sumter National Bank, the Corporation incurred two notes payable during 1995 and 1996. These notes were paid off in June 1996. Further information is provided in Note 9 to the consolidated financial statements.

Federal Home Loan Bank Advances

         CBI's banking subsidiary, Orangeburg National Bank, is a member of the Federal Home Loan Bank and as such has access to long-term borrowing from the Federal Home Loan Bank. There were $1,060,000 and $1,130,000 outstanding in such advances at year-end 1997 and 1996, respectively. Further information on these borrowings from the FHLB is provided in Note 10 the consolidated financial statements.

Shareholders' Equity

         The Common Stock account of the Corporation was $9,156,000 at December 31, 1997, compared to $9,065,000 in the prior year. During 1997 the Corporation paid $9,000 in expenses related to the initiation of a dividend reinvestment plan and it also recorded the receipt of $100,000 in restricted stock sales in connection with its Florence bank project.

Dividend Reinvestment Plan

         During 1997 CBI began offering a dividend reinvestment plan to its shareholders in South Carolina, Arkansas, New Jersey, North Carolina, Maryland, Missouri, and Colorado. The plan enables shareholders to voluntarily reinvest their cash dividends in the common stock of the corporation. The plan also provides an additional purchase option for each plan participant allowing them to buy between $250 and $3,000 in additional stock each year. The plan is administered by Registrar and Transfer Company.

Dividends

         During 1997 CBI paid cash dividends to shareholders of 15 cents per share, which totaled $394,000. This represented a dividend payout ratio (dividends divided by net income) of 32%. The dividend payout ratio in 1996 was 42%. The unusually high ratio in 1996 was the temporary result of the investment in the new bank in Sumter.

Capital Adequacy

         The Federal Reserve and federal bank regulatory agencies have adopted a risk-based capital standard for assessing the capital adequacy of a bank holding company or financial institution. The minimum required ratio is 8%. Orangeburg National Bank and Sumter National Bank are both considered `well capitalized' for regulatory purposes. Detailed information on the Corporation's capital position, as well as that of its subsidiary banks, is provided in Note 18 to the consolidated financial statements. The Corporation considers its current and projected capital position to be adequate.

Noninterest income

         Noninterest income increased to $768,000 in 1997 from $505,000 in 1996, a $263,000 or 52% increase. Approximately $151,000 or 57% of this change was related to the first full year of operation for the Sumter bank.

         The major component of this change was in service charge income, which in 1997 was $561,000 compared to $376,000 in the prior year, a $185,000 or 48.8%
increase. Noninterest expense

         Overall, non-interest expenses increased to $4,004,000 in 1997 from $3,097,000 in 1996, an increase of $907,000 or 29.3%. During 1997 the Sumter bank operated for 12 months; during 1996 it operated for less than seven months. Accordingly, many of the dollar and percentage changes discussed herein will be larger than normal.

         Personnel costs in 1997 were $2,332,000 compared to $1,875,000 the prior year, an increase of $457,000 or 24.4%.

         Premises and equipment expenses in 1997 were $527,000 compared to $368,000 the prior year, a $159,000 or 43.2% increase.

         Supplies expense was $121,000 in 1997, compared to $92,000 in the prior year, an increase of $29,000 or 31.5%.

         Director fees were $72,000 in 1997, compared to $70,000 in the prior year, an increase of $2,000 or 2.9%. Orangeburg National Bank pays its outside directors $600 per month. Sumter National Bank did not pay director fees during 1997 or 1996. CBI pays its outside directors $200 per month.

         FDIC insurance costs were $15,000 in 1997, compared to $5,000 in 1996, an increase of $10,000 or 200%.

         All other expenses were $955,000 in 1997, compared to $687,000 in the prior year, an increase of $268,000 or 39%.

Income Taxes

         The Corporation pays U. S. corporate income taxes and South Carolina bank income taxes. The 1997 provision for income taxes was $636,000, compared to $411,000 the prior year, an increase of $225,000 or 54.7%. The Corporation's effective average tax rate is 34.3%. The increase in income taxes parallels the increase in net income.

Inflation

         The assets and liabilities of the Corporation are mostly monetary in nature. Accordingly, the financial results and operations of the Corporation are much more impacted by changes in interest rates than changes in inflation. There is, however, a strong correlation between increasing inflation and increasing interest rates.

         The impact of inflation has been very moderate during 1997. Consumer prices increased less than 3% for the year. Prospects appear good for continued low inflation for the near future.

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

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE

Independent Auditors' Report                                                  40
Consolidated Balance Sheets, December 31, 1997 and 1996                       41
Consolidated Statements of Income, Years Ended December 31,
   1997, 1996 and 1995                                                     42-43
Consolidated Statements of Changes in Shareholders
 Equity, Years Ended December 31, 1997, 1996 and 1995                         44
Consolidated Statements of Cash Flows, Years Ended December 31,
   1997, 1996 and 1995                                                        45
Notes to Consolidated Financial Statements                                    46

INDEPENDENT AUDITORS' REPORT


To the Shareholders and
Board of Directors of
Community Bankshares, Inc.


We have audited the accompanying consolidated balance sheets of Community Bankshares, Inc., and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Community Bankshares, Inc., and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                  J. W. Hunt and Company, LLP


Columbia, South Carolina
January 30, 1998

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

             CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 1997 AND 1996

                                                  ASSETS
$ in thousands                                                                                              1997              1996
--------------                                                                                              ----              ----

Cash and due from banks ......................................................................         $   4,062          $   5,348
Federal funds sold ...........................................................................             1,060              1,300
                                                                                                       ---------          ---------
            Total cash and cash equivalents ..................................................             5,122              6,648
Interest-bearing deposits with banks .........................................................             1,238                432
Securities held-to-maturity, at amortized cost ...............................................            17,311             15,027
Securities available-for-sale, at fair value .................................................            15,141             10,761
Loans held for sale ..........................................................................               358                295
Loans receivable .............................................................................            91,951             68,829
   Less, allowance for loan losses ...........................................................            (1,140)              (876)
                                                                                                       ---------          ---------
            Net loans receivable .............................................................            90,811             67,953
Accrued interest receivable ..................................................................             1,168                855
Premises and equipment - net .................................................................             2,733              2,837
Deferred income taxes ........................................................................               351                283
Other assets .................................................................................               341                370
                                                                                                       ---------          ---------

            Total assets .....................................................................           134,574            105,461
                                                                                                       =========          =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
   Deposits:
    Demand ...................................................................................         $  17,003          $  13,337
    Interest-bearing transaction accounts ....................................................            13,176             10,333
    Savings ..................................................................................            18,984             16,138
    Certificates of deposit of $100 and over .................................................            21,428             13,640
    Other time deposits ......................................................................            46,576             36,403
                                                                                                       ---------          ---------
            Total deposits ...................................................................           117,167             89,851
Federal funds purchased and securities sold under
    agreements to repurchase .................................................................             2,551              1,744
Federal Home Loan Bank advances ..............................................................             1,060              1,130
Other liabilities ............................................................................               759                632
                                                                                                       ---------          ---------
            Total liabilities ................................................................           121,537             93,357
                                                                                                       ---------          ---------

Shareholders' equity:
    Common stock - no par  value,  authorized  shares -  12,000,000,  issued and
        outstanding, 2,634,676 shares in 1997 and 2,626,476 shares in 1996 ...................             9,156              9,065
    Retained earnings ........................................................................             3,861              3,039
Unrealized gain on securities available-for-sale,
    net of applicable deferred income taxes ..................................................                20                  -
                                                                                                       ---------          ---------
            Total shareholders' equity .......................................................            13,037             12,104
                                                                                                       ---------          ---------

            Total liabilities and shareholders' equity .......................................           134,574            105,461
                                                                                                       =========          =========

                               THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                                 OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995


$ in thousands, except per share                                                           1997             1996                1995
                                                                                           ----             ----                ----
Interest and dividend income:
     Interest and fees on loans ..............................................        $    7,692        $    5,444        $    4,800
     Deposits with other financial institutions ..............................                73                38                26
Investment securities interest and dividends:
     Interest - U. S. Treasury and
         U.S. Government Agencies ............................................             1,754             1,569             1,280
     Interest - tax exempt securities ........................................                17                17                 4
     Dividends - Federal Reserve Bank and Federal Home Loan Bank                              43                30                26
                                                                                      ----------        ----------        ----------
             Total investment securities interest and dividends ..............             1,814             1,616             1,310
                                                                                      ----------        ----------        ----------
     Federal funds sold and securities
         purchased under agreements to resell ................................               241               163               191
                                                                                      ----------        ----------        ----------
             Total interest and dividend income ..............................             9,820             7,261             6,327
Interest expense:
                                                                                      ----------        ----------        ----------
     Deposits:
         Interest-bearing transaction accounts ...............................               217               194               149
         Savings .............................................................               681               392               443
         Certificates of deposit of $100 and over ............................               897               757               638
         Certificates of deposit of less than $100 ...........................             2,353             1,778             1,539
                                                                                      ----------        ----------        ----------
             Total deposits ..................................................             4,148             3,121             2,769
      Federal funds purchased and securities sold
         under agreements to repurchase ......................................               153                82               169
     Note payable ............................................................                 -                                   8
     Federal Home Loan Bank advances .........................................                73                76                19
                                                                                      ----------        ----------        ----------
             Total interest expense ..........................................             4,374             3,279             2,965
                                                                                      ----------        ----------        ----------
Net interest income ..........................................................             5,446             3,982             3,362
Provision for loan losses ....................................................               358               227               160
                                                                                      ----------        ----------        ----------
             Net interest income after provision
                 for loan losses .............................................             5,088             3,755             3,202
                                                                                      ----------        ----------        ----------
Non-interest income:
     Service charges on deposit accounts .....................................               561               377               324
     Deposit box rent ........................................................                16                14                11
     Bank card fees ..........................................................                 9                 9                 9
     Credit life insurance commissions .......................................                52                27                21
     Other ...................................................................               130                78                65
                                                                                      ----------        ----------        ----------
             Total non-interest income .......................................               768               505               430
                                                                                      ----------        ----------        ----------
Non-interest expenses:
     Salaries and employee benefits ..........................................             2,332             1,875             1,247
     Premises and equipment ..................................................               527               368               264
     Supplies ................................................................               121                92                60
     Director fees ...........................................................                72                70                58
     FDIC insurance ..........................................................                15                 5                78
     Other ...................................................................               937               687               472
                                                                                      ----------        ----------        ----------
             Total non-interest expenses .....................................             4,004             3,097             2,179
                                                                                      ----------        ----------        ----------
Income before provision for income taxes .....................................             1,852             1,161             1,454
Provision for income taxes ...................................................               636               411               517
                                                                                      ----------        ----------        ----------
             Net income ......................................................             1,216               750               937
                                                                                      ==========        ==========        ==========

                                       42


Basic earnings per common share:
     Weighted average shares outstanding .....................................         2,634,676         2,455,878         1,726,476
                                                                                      ==========        ==========        ==========

     Net income per weighted average number
         of shares outstanding ...............................................        $     0.46        $     0.31        $     0.54
                                                                                      ==========        ==========        ==========

Diluted earnings per common share:
     Weighted average shares outstanding .....................................         2,681,862         2,467,404         1,735,716
                                                                                      ==========        ==========        ==========

     Net income per weighted average number
         of shares outstanding ...............................................        $     0.45        $     0.30        $     0.54
                                                                                      ==========        ==========        ==========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

$ in thousands, except per share

                                                                                                           UNREALIZED
                                                                                                          GAIN (LOSS)
                                                                                                         ON SECURITIES
                                                                                                         AVAILABLE-FOR-
                                                                                                          SALE, NET OF
                                                                                                           APPLICABLE
                                                  ............. COMMON STOCK ...........      RETAINED      DEFERRED
                                                  SHARES        AMOUNT        SUBSCRIBED      EARNINGS    INCOME TAXES         TOTAL
                                                  ------        ------        ----------      --------    ------------         -----
Balance,
  January 1, 1995 .........................     1,726,476     $   4,668           $  -      $   1,912      $    (193)     $   6,387

  Common Stock subscribed .................             -             -             98              -              -             98
     Stock issuance cost ..................             -           (51)             -              -              -            (51)
     Net income ...........................             -             -              -            937              -            937
     Dividends paid at $.14
         per share ........................             -             -              -           (242)             -           (242)
     Change in unrealized gain
         (loss), net of applicable
         deferred income taxes
         on securities
         available-for-sale ...............             -             -              -              -            216            216
                                                ---------     ---------           ---       ---------      ---------      ---------

Balance
     December 31, 1995 ....................     1,726,476         4,617             98          2,607             23          7,345
     Sale of shares .......................       900,000         4,500            (98)             -              -          4,402
     Stock issuance cost ..................             -           (52)             -              -              -            (52)
     Net income ...........................             -             -              -            750              -            750
     Dividends paid at $.145
         per share ........................             -             -              -           (318)             -           (318)
     Change in unrealized gain
         (loss), net of
          applicable deferred
          income taxes
         on securities
         available-for-sale ...............             -             -              -              -            (23)           (23)
                                                ---------     ---------           ---       ---------      ---------      ---------

Balance,
     December 31, 1996 ....................     2,626,476     $   9,065             $-      $   3,039             $-      $  12,104
     Sale of shares .......................         8,200           100              -              -              -            100
     Stock issuance cost ..................             -            (9)             -              -              -             (9)
     Net income ...........................             -             -              -          1,216              -          1,216
     Dividends paid at $.15
         per share ........................             -             -              -           (394)             -           (394)
     Change in unrealized gain
         (loss), net of applicable
         deferred income taxes
         on securities
         available-for-sale ...............             -             -              -              -             20             20
                                                ---------     ---------           ---       ---------      ---------      ---------

Balance, December 31, 1997 ................     2,634,676         9,156              -          3,861             20         13,037
                                                =========     =========           ===       =========      =========      =========


THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS,
                  YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

$ in thousands
                                                                                            1997              1996              1995
                                                                                            ----              ----              ----
Cash flows from operating activities:
     Net income .................................................................        $  1,216         $    750         $    937
     Adjustments to reconcile net income to net cash
         provided by operating activities:
         Depreciation and amortization ..........................................             294              222              139
         Accretion of discounts and amortization of premiums -
             securities - net ...................................................            (103)             (40)             (21)
         Provision for loan losses ..............................................             359              227              160
         Loss on sale of other real estate owned ................................               -                -                7
         Deferred income taxes ..................................................             (68)            (103)              84
         Proceeds from sales of real estate loans held for sale .................           4,768            4,105            2,900
         Originations of real estate loans held for sale ........................          (4,768)          (4,105)          (2,900)
         (Increase) decrease in real estate loans held for sale .................             (63)            (295)             115
     Changes in operating assets and liabilities:
         Increase in accrued interest receivable ................................            (313)            (139)            (119)
         (Increase) decrease in other assets ....................................              29             (237)              72
         Increase (decrease) in other liabilities ...............................             127              142              189
                                                                                         --------         --------         --------
             Net cash provided by operating activities ..........................           1,478              527            1,563
                                                                                         --------         --------         --------
Cash flows from investing activities:
     Net increase in interest-bearing deposits with banks .......................            (806)            (111)            (121)
     Purchases of securities held-to-maturity ...................................         (10,156)          (9,175)         (17,567)
     Purchases of securities available-for-sale .................................         (11,918)          (6,786)          (2,645)
     Proceeds from maturities of securities held-to-maturity ....................           8,999            9,786           16,145
     Proceeds from maturities of securities available-for-sale ..................           7,614            5,095            3,041
     Proceeds from sale of other real estate owned ..............................               -                -               93
     Net increase in loans ......................................................         (24,296)         (16,588)          (3,839)
     Purchases of premises and equipment ........................................            (190)          (1,331)            (585)
                                                                                         --------         --------         --------
             Net cash used by investing activities ..............................         (30,753)         (19,110)          (5,478)
                                                                                         --------         --------         --------
Cash flows from financing activities:
     Net increase (decrease)  in demand, transaction
         and savings deposit accounts ...........................................        $  9,354         $ 10,037         $ (2,932)
     Net increase in time deposits ..............................................          17,961            7,264            7,814
     Net increase (decrease) in federal funds purchased
         and securities sold under agreements to repurchase .....................             807             (826)            (230)
     Federal Home Loan Bank advances ............................................             (70)             430              700
     Increase in note payable ...................................................               -              809              240
     Repayment of note payable ..................................................               -           (1,049)               -
     Proceeds from issuance of common stock .....................................             100            4,402                -
     Stock issuance cost ........................................................              (9)             (52)             (51)
     Dividends paid .............................................................            (394)            (318)            (242)
                                                                                         --------         --------         --------
             Net cash provided by financing activities ..........................          27,749           20,697            5,299
                                                                                         --------         --------         --------
Net increase (decrease) in cash and cash equivalents ............................          (1,526)           2,114            1,481
Cash and cash equivalents at beginning of year ..................................           6,648            4,534            3,053
                                                                                         --------         --------         --------
Cash and cash equivalents at end of year ........................................           5,122            6,648            4,534
                                                                                         ========         ========         ========
SUPPLEMENTAL DISCLOSURES OF
     CASH FLOW INFORMATION:
         Interest payments on a cash basis (net of $ 6 capitalized in 1996)......        $  4,222         $  3,222         $  2,868
                                                                                         ========         ========         ========
         Cash payments for income taxes .........................................        $    758         $    516         $    527
                                                                                         ========         ========         ========
SUPPLEMENTAL SCHEDULE OF NON-CASH
     INVESTING ACTIVITIES:
         Non-cash transfers during the year for transfer of
             loans receivable to other real estate owned ........................        $    132         $      -         $      -
                                                                                         ========         ========         ========
Total increase (decrease) in unrealized gain (loss) on securities
     available-for-sale, net of applicable deferred income taxes ................        $     20         $    (23)        $    216
                                                                                         ========         ========         ========

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995
--------------------------------------------------------------------------------

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

The Banks operate as wholly-owned subsidiaries of the Corporation with separate Boards of Directors and operating policies. Their primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and middle-income individuals.

The Corporation is in the process of filing an application with the Board of Governors of the Federal Reserve System for approval of its acquisition of all of the stock of Florence National Bank (in organization). Florence National Bank's organization is being sponsored by the Corporation. Preliminary approval for issuance of the bank's charter has been granted to the bank's organizers by the Comptroller of the Currency. This newly formed bank will be a wholly-owned subsidiary of the Corporation and is expected to begin operation during 1998 (see Note 17).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Community Bankshares, Inc. and subsidiaries are in conformity with generally accepted accounting principles followed within the banking industry. The significant accounting policies followed are summarized below.

         PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements of Community Bankshares, Inc. and subsidiaries include the accounts of the Corporation (the Parent Holding Company) and its wholly-owned subsidiaries, the Banks. Significant intercompany balances and transactions have been eliminated in consolidation.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

Costs associated with the organization of a planned new bank in Florence, South Carolina, have been accounted for as follows:

Organization   costs  have  been  deferred  and  will  be  amortized  using  the straight-line method over five years upon commencement of operations.

Stock issuance costs have been charged to common stock as incurred.

Preopening costs were expensed as incurred.

        CASH AND CASH EQUIVALENTS:

For purposes of the consolidated statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets under the caption, "Cash and due from banks" and "federal funds sold."

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        SECURITIES:

Securities that management has both the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, to increase regulatory capital or other similar factors, are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases, net of deferred income taxes, in shareholders' equity until realized. Gains and losses on the sale of securities available-for-sale are recognized using the specific identification method.

Interest and dividends on securities, including the amortization of premiums and
the  accretion  of  discounts,   are  reported  in  interest  and  dividends  on
securities.

No securities are being held for short-term resale; therefore, the Corporation does not currently use a trading account classification.

        LOANS HELD FOR SALE:

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses, if any, on the sale of such loans are determined using the specific identification method.

        LOAN SALES:

The Corporation originates loans for sale generally without recourse to other financial institutions under commitments or other arrangements in place prior to loan origination. Sales are completed at or near the loan origination date. All fees and other income from these activities are recognized in income when loan sales are completed.

        LOANS RECEIVABLE:

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding unpaid principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

Commercial  loans  are  placed  on  nonaccrual  at the  time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are typically placed on nonaccrual at the time the loan is 120 days delinquent. Credit card loans, other unsecured personal credit lines and certain consumer finance loans are typically charged-off no later than 180 days delinquent. Other consumer loans are charged-off at 120 days delinquent. In all cases, loans must be placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are reasonably assured of repayment within a reasonable time frame and when the borrower has demonstrated payment performance of cash or cash equivalents for a minimum of six months.

The allowance for loan losses is established through provisions for loan losses charged against income. Portions of loans deemed to be uncollectible are charged against the allowance for losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses related to impaired loans that are identified for evaluation is based on discounted cash flows using the loan's initial effective interest rate or the fair value, less selling costs, of the collateral for collateral dependent loans. By the time a loan becomes probable of foreclosure it has been charged down to fair value, less estimated cost to sell.

The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable inherent loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that are susceptible to significant change including the amounts and timing of future cash flows expected to be received on impaired loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENTS OF LIABILITIES:

In June 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (FASB No. 125), which provides new accounting and reporting standards for sales, securitizations, and servicing of receivables and other financial assets and extinguishments of liabilities.

FASB No. 125 is effective for transactions occurring after December 31, 1996, except those provisions relating to repurchase agreements, securities lending and other similar transactions and pledged collateral, which have been delayed until after December 31, 1997, by FASB No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125, an amendment of FASB Statement No. 125." The adoption of FASB No. 125 in 1997 did not have a material impact on the Corporation's financial position or results of operation. The adoption of FASB No. 127 in 1998 is not expected to have a material impact on the Corporation's financial position or results of operations.

        STOCK-BASED COMPENSATION:

The Corporation applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Corporation's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost for stock awards and appreciation rights is recorded based on the market price at the end of the period. In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FASB No. 123), was issued and encourages, but does not require, adoption of a fair value method of accounting for employee stock-based compensation plans. As permitted by FASB No. 123, the Corporation has elected to disclose the pro forma net income and net income per share as if the fair value method had been applied in measuring compensation cost.

        OTHER REAL ESTATE OWNED:

Foreclosed assets, which are recorded in other assets, include properties acquired through foreclosure or in full or partial satisfaction of the related loan.

Foreclosed assets initially are recorded at the lower of fair value, net of estimated selling costs, or cost, at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the assets are carried at the lower of (1) cost or (2) fair value, less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost, less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Useful lives generally used in providing for depreciation are as follows:

Building                                                   40 years
Building components                                        5-30 years
Vault door, safe deposit boxes,  night  depository,        40 years
etc.
Furniture, fixtures and equipment                          5-25 years

        MARKETING EXPENSES:

The Corporation expenses the costs of marketing as incurred. Marketing expenses totaled approximately $112,000, $86,000 and $52,000 in 1997, 1996 and 1995,
respectively.

        INCOME TAXES:

Deferred income tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The provision (benefit) for income taxes of each subsidiary is recorded as if each subsidiary filed a separate return.

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

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

        FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED):

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

        EARNINGS PER COMMON SHARE:

Basic earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per common share includes stock options which have been granted but not exercised. All common share and per share amounts have been restated to reflect the 1997 two-for-one stock split. Basic earnings per common share and diluted earnings per common share for 1997 would have been $0.45 and $0.44, respectively, if the additional 53,950 common shares issued through January 30, 1998, from the sale of stock to acquire the stock of Florence National Bank had been considered outstanding all of 1997.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

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

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS:

The Banks are required to maintain average reserve balances with the Federal Reserve, or in vault cash. The average daily reserve balance requirements for December 31, 1997 and 1996, were met by vault cash held in the two banks.

At December 31, 1997, the Corporation had bank balances with correspondent banks totaling approximately $1,062 thousand, of which $275 thousand was fully insured by the FDIC.

NOTE 4 - SECURITIES:

The carrying amount of securities and their approximate fair values follow (in thousands of dollars).

Securities held-to-maturity consist of the following:

                                                                                          DECEMBER 31, 1997
                                                                                     GROSS                 GROSS
                                                               AMORTIZED           UNREALIZED            UNREALIZED            FAIR
                                                                 COST                GAINS                 LOSSES             VALUE
                                                                 ----                -----                 ------             -----
U.S. Government and federal agencies ..............             $16,906             $    37             $   (20)             $16,923

State and local governments........................                 405                   3                   -                  408
                                                                -------             -------             -------              -------

                     Total ........................              17,311                  40                 (20)              17,331
                                                                 ======                  ==                 ===               ======


NOTE 4 - SECURITIES (CONTINUED):


                                                                                          DECEMBER 31, 1996
                                                                                     GROSS                 GROSS
                                                               AMORTIZED           UNREALIZED            UNREALIZED            FAIR
                                                                 COST                GAINS                 LOSSES             VALUE
                                                                 ----                -----                 ------             -----

U.S. Government and federal agencies ...............            $14,613             $    -                 $   -             $14,613

State and local governments ........................                414                  3                     -                 417
                                                                -------             ------                 -----             -------

                     Total .........................             15,027                  3                     -              15,030
                                                                 ======             ======                 =====              ======

Securities available-for-sale consist of the following:

                                                                                            DECEMBER 31, 1997

                                                                                          GROSS            GROSS
                                                                    AMORTIZED           UNREALIZED       UNREALIZED            FAIR
                                                                      COST                GAINS            LOSSES             VALUE
                                                                    ---------           --------          ---------           -----

U.S. Government and federal agencies ......................           $14,413           $    52           $   (21)           $14,444

Federal Home Loan Bank stock ..............................               327                 -                 -                327

Federal Reserve Bank stock ................................               229                 -                 -                229

Equity securities .........................................               141                 -                 -                141
                                                                       ------            ------            ------             ------

                     Total ................................            15,110                52               (21)            15,141
                                                                       ======            ======            ======             ======


                                                                                               DECEMBER 31, 1996

U.S. Government and  federal agencies .....................           $10,175            $   15           $   (15)           $10,175

Federal Home Loan Bank stock ..............................               251                 -                 -                251

Federal Reserve Bank stock ................................               244                 -                 -                244

Equity securities .........................................                91                 -                 -                 91
                                                                       ------            ------             -----             ------

                     Total ................................            10,761                15               (15)            10,761
                                                                       ======            ======             =====             ======

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - INVESTMENT SECURITIES (CONTINUED):

The   following   is  a  summary  of   maturities   and  yields  of   securities
held-to-maturity    and    securities    (other    than    equity    securities)
available-for-sale as of December 31, 1997 (in thousands of dollars):

                                                                              After five years
                                                        After one year but    but within ten
                                   Within one year      within five years          years        Over ten years              Total
                                    ---------------     ------------------   ----------------   ----------------     ---------------
                                                                      (Dollar amounts in thousands)
Securities
held-to-maturity:
U.S.Treasury securities .........  $ 2,248    5.40%    $     -    0.00%     $    -    0.00%      $    -    0.00%    $ 2,248    5.40%
Federal agency obligations ......    2,197    5.44%     11,965    6.00%        495    6.45%           -    0.00%     14,658    5.94%
State and local governments......      151    6.49%        255    6.58%          -    0.00%           -    0.00%        406    6.54%
                                   -------    ----     -------    ----      ------    ----        -----    ----     -------    ----
Total held-to-maturity ..........    4,596    5.46%     12,220    6.01%        495    6.45%           -    0.00%     17,311    5.88%
                                   -------    ----     -------    ----      ------    ----        -----    ----     -------    ----

Securities
available-for-sale:
U.S.Treasury securities .........      284    5.19%        704    6.07%          -    0.00%           -    0.00%        988    5.82%
Federal agency obligations ......    1,101    5.78%     10,627    6.01%      1,727    6.43%           -    0.00%     13,455    6.05%
Equities ........................        -    0.00%        141    0.00%          -    0.00%         555    6.74%        696    5.37%
                                   -------    ----     -------    ----      ------    ----        -----    ----     -------    ----
Total available-for-sale ........    1,385    5.65%     11,472    5.94%      1,727    6.43%         555    6.74%     15,139    6.01%
                                   -------    ----     -------    ----      ------    ----        -----    ----     -------    ----

Total for portfolio .............    5,981    5.51%     23,692    5.98%      2,222    6.44%         555    6.74%     32,450    5.94%
                                   =======    ====     =======    ====      ======    ====        =====    ====     =======    ====

Yields on tax exempt obligations have been computed on a tax equivalent basis using the maximum federal tax rate of 34%.

Securities with a carrying amount of approximately $9,894 thousand and $10,665 thousand at December 31, 1997 and 1996, respectively, were pledged. Of these respective amounts, approximately $3,580 thousand and $4,150 thousand was pledged to secure public deposits.

NOTE 5 - LOANS RECEIVABLE:

The following is a summary of loans by category at December 31, 1997 and 1996 (in thousands of dollars):

                                                          1997          1996
                                                          ----          ----

 Commercial, financial and agricultural                  $21,690        $16,520
 Real estate - construction                                6,563          5,611
 Real estate - mortgage                                   46,734         35,553
 Installment loans to individuals                         16,348         11,021
 Obligations of states and political subdivisions            616            124
                                                         -------        -------

                                                         -------        -------
                      Total loans - gross                 91,951         68,829
                                                         =======        ========

Overdrawn demand deposits totaling $391 and $123 have been reclassified as loan balances at December 31, 1997 and 1996, respectively.

Gross proceeds on mortgage loans originated for resale was approximately $4.8 million, $4.1 million and $2.9 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Bank sold all of these loans at par; therefore, no gain or loss was recognized on the sales.

Loans outstanding to directors, executive officers, principal holders of equity securities, or to any of their associates totaled $2,946 thousand at December 31, 1997, and $2,959 thousand at December 31, 1996. A total of $2,242 thousand in loans were made or added, while a total of $2,255 thousand were repaid or deducted during 1997. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Changes in the composition of the board of directors or the group comprising executive officers result in additions to or deductions from loans outstanding to directors, executive officers or principal holders of equity securities.


Changes in the allowance for loan losses and related ratios for the years ended December 31, 1997, 1996 and 1995, were as follows (in thousands of dollars):

                                                                                      1997               1996                1995
                                                                                    -------             -------             -------
Average amount of loans outstanding ....................................            $81,167             $57,806             $50,724
                                                                                    =======             =======             =======

Allowance for loan losses at beginning of year .........................            $   876             $   707             $   616
                                                                                    -------             -------             -------
Loan charge-offs
Real estate ............................................................                  -                   -                  15
Installment ............................................................                121                  70                  58
Credit cards and related plans .........................................                  9                   5                   2
Commercial and other ...................................................                  2                  11                   9
                                                                                    -------             -------             -------
Total charge-offs ......................................................                132                  86                  84
                                                                                    -------             -------             -------

NOTE 5 - LOANS RECEIVABLE (CONTINUED):
                                                                                      1997                1996                1995
                                                                                    -------             -------             -------

Recoveries
Real estate ............................................................            $     -             $     4             $     -
Installment ............................................................                 33                  23                  13
Credit cards and related plans .........................................                  4                   1                   2
Commercial and other ...................................................                  -                   -                   -
                                                                                    -------             -------             -------
Total recoveries .......................................................                 37                  28                  15
                                                                                    -------             -------             -------

Net charge-offs ........................................................                 95                  58                  69
                                                                                    -------             -------             -------
Provision for loan losses ..............................................                359                 227                 160
                                                                                    -------             -------             -------

Allowance for loan losses at end of year ...............................              1,140                 876                 707
                                                                                    =======             =======             =======

Ratios
Net charge-offs to average loans outstanding ...........................               0.12%               0.10%               0.14%
Net  charge-offs  to loans  outstanding  at end of year.................               0.10%               0.08%               0.13%
Allowance for loan losses to average loans .............................               1.40%               1.52%               1.39%
Allowance for loan losses to total loans
        at end of year .................................................               1.24%               1.27%               1.35%
Net charge-offs to allowance for losses ................................               8.33%               6.62%               9.76%
Net charge-offs to provision for loan losses ...........................              26.46%              25.55%              43.13%

Impairment of loans having recorded investments of $81 thousand at December 31, 1997, and $120 thousand at December 31, 1996, has been recognized in conformity with FASB Statement 114, as amended by FASB Statement 118. The average recorded investment in impaired loans during 1997 and 1996 was $98 thousand and $114 thousand, respectively. The total allowance for loan losses related to these loans was $12 thousand and $22 thousand at December 31, 1997 and 1996, respectively. No interest income was recognized on impaired loans during periods classified as such. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. These groups include the Banks' consumer loan portfolio, overdraft protection loans, residential mortgage loans, and home equity loans. The major category of loans to which FASB 114 is applied are commercial loans.


NOTE 5 - LOANS RECEIVABLE (CONTINUED):

Nonaccrual, past due loans, impaired loans and other real estate owned at December 31, 1997 and 1996, were as follows (in thousands of dollars):

                                                              1997        1996
                                                              ----        ----

Nonaccrual loans .....................................        $ 81        $431
Accruing loans 90 days or more past due ..............           -          93
                                                              ----        ----
     Total ...........................................          81         524
                                                              ====        ====
     Total as a  percentage  of  outstanding loans            0.09%       0.76%
                                                              ====        ====
Impaired loans (included in nonaccrual loans) ........        $ 81        $120
                                                              ====        ====
Other real estate owned ..............................        $132          $-
                                                              ====        ====

NOTE 6 - PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 1996 and 1995, consist of the following (in thousands of dollars):

                                                       1997               1996
                                                       ----               ----

Land ...........................................      $   684            $   683
Building and components ........................        1,381              1,368
Furniture, fixtures and equipment ..............        1,726              1,550
                                                      -------            -------
                     Total .....................        3,791              3,601
Less, accumulated depreciation .................        1,058                764
                                                      -------            -------

              Premises and equipment - net .....        2,733              2,387
                                                      =======            =======

Depreciation expense charged to operations was $294 thousand, $202 thousand, and
$125  thousand,   for  the  years  ended  December  31,  1997,  1996  and  1995, respectively.

NOTE 7 - DEPOSITS:

The aggregate amount of short-term jumbo certificates of deposit, each with a minimum denomination of $100 thousand, totaled approximately $19.5 million and $12.1 million at December 31, 1997 and 1996, respectively.

At December 31, 1997, the scheduled maturities of time deposits greater than $100 thousand are as follows (in thousands of dollars):

    Maturity
Less than 3 months          $     9,669
Over 3 through 6 months           4,632
Over 6 through 12                 5,142
months
Over 1 year through 5             1,985
years
Over 5 years                          -
                            -----------

Total                            21,428
                            ===========

Deposits of directors and officers totaled approximately $1,756 thousand and $1,907 thousand at December 31, 1997 and 1996, respectively.

NOTE 8 - OTHER BORROWED FUNDS:

Federal funds purchased and securities sold under agreements with customers to repurchase generally mature within one day from the transaction date.

Information concerning securities sold under agreements to repurchase is summarized as follows (in thousands of dollars):

                                                        1997          1996
                                                        ----          ----

Outstanding at year-end ........................     $  2,551     $  1,744
                                                     ========     ========
Interest rate at year-end ......................         4.00%        3.75%
                                                     ========     ========
Maximum month-end balance during the year ......     $  6,473       $3,776
                                                     ========     ========
Average amount outstanding during the year .....     $  3,826       $2,138
                                                     ========     ========
Weighted average interest rate during the year .         3.99%        3.83%
                                                     ========     =========


NOTE 9 - NOTES PAYABLE:

In August 1995, the Corporation negotiated a $500 thousand, prime rate, unsecured line of credit with a bank. The purpose of this line of credit was to finance some of the preopening costs associated with the organization of SNB. In February 1996, the Corporation negotiated an additional $750 thousand prime rate line of credit with the same bank. The purpose of this line of credit was to help finance the construction of the office facility for SNB. The line of credit was collateralized by a mortgage on SNB's building and property. The lines of credit were repaid in June 1996, and are summarized as follows (in thousands of dollars):

                                                             1996        1995
                                                             ----        ----

     Interest rate at year-end ........................         -       8.50%
                                                           ======       =====
     Maximum amount outstanding at any month-end ......    $1,049       $ 240
                                                           ======       =====
     Average amount outstanding during the year .......    $  196       $  95
                                                           ======       =====
     Weighted average interest rate during the year ...      8.25%      8.70%
                                                           ======       =====

NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES:

ONB is a member of the Federal Home Loan Bank and as such, has access to long-term borrowing. The collateral for any such borrowings is a blanket lien on ONB's one to four family residential loans and the stock in the Federal Home Loan Bank. Principal is payable in annual installments of $70 thousand and interest is payable monthly and the advances mature August 2005.

Borrowings during 1997 and 1996 are summarized as follows (in thousands of dollars):

                                                           1997           1996
                                                          ------         ------
Outstanding at year-end ............................      $1,060         $1,130
                                                          ======         ======
Interest rate at year-end ..........................        6.60%          6.73%
                                                          ======         ======
Maximum amount outstanding at any month-end ........      $1,130         $1,300
                                                          ======         ======
Average amount outstanding during the year .........      $1,101         $1,149
                                                          ======         ======
Weighted average interest rate during the year .....        6.63%          6.64%
                                                          ======         ======

Principal reductions are as follows (in thousands of dollars):

        YEAR ENDED:
           1998                      $70
           1999                       70
           2000                       70
           2001                       70
           2002                       70
       Thereafter                    710
                                  ------

                                   1,060
Total
                                  =======

NOTE 11 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES:

At December 31, 1997, 190 thousand common shares were reserved for issuance for employee stock option plans and 600 thousand common shares were reserved for the dividend reinvestment and additional stock purchase plan.

Under the 1997 Stock Option Plan, up to 106 thousand shares are authorized to be granted to selected officers and other employees of the Corporation and its subsidiaries in the form of incentive and nonqualified stock options. Of such shares, 76,000 are reserved for issuance of incentive stock options and 30,000 are reserved for issuance of nonqualified stock options. In April, 1997, 75,800 incentive stock options were granted to employees of the Corporation at the then current market price of $8.00 per share. These options may not be exercised before April, 1998, and expire April, 2007.

The exercise price is determined by the Board of Directors but the exercise price of incentive stock options may not be less than the fair value of the shares of common stock at the date of grant.

Under a separate plan, the Corporation granted 84 thousand shares of common stock for issuance to key employees as nonqualified stock options. The options expire in year 2000 and the exercise price per share is $3.90 (fair value at date of grant, adjusted for two, two-for-one stock splits). All options under this plan are exercisable at December 31, 1997.

NOTE 12 - INCOME TAXES:

The Corporation files consolidated federal income tax returns on a calendar-year basis.

The 1997, 1996 and 1995 provision for income taxes consists of the following (in thousands of dollars):

                                         1997           1996            1995
                                         ----           ----            ----
Currently payable:
        Federal ...................     $ 636          $ 460            $ 508
        South Carolina ............        77             54               46
Deferred income taxes .............       (77)          (103)             (37)
                                        -----          -----            -----

                       Total ......       636            411              517
                                        =====          =====            =====


NOTE 12 - INCOME TAXES (CONTINUED):

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense as indicated in the following analysis (in thousands of dollars):

                                                                                       1997               1996            1995
                                                                                       ----               ----            ----
Income tax at statutory rate on income  before income taxes ...............            $ 630             $ 394            $ 494
Increase (decrease):
        South  Carolina  bank tax,  net of federal tax benefit.............               55                34               43
        Tax exempt interest ...............................................              (14)               (7)              (3)
        Other .............................................................              (35)              (10)             (17)
                                                                                       -----             -----            -----

               Provision for income taxes .................................              636               411              517
                                                                                       =====             =====            =====

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1997 and 1996 follow (in thousands of dollars):

                                                             1997           1996
                                                             ----           ----
Allowance for loan losses .............................      $346           $255
Preopening costs ......................................        69             53
Other .................................................        43             26
                                                             ----           ----
               Total deferred tax assets ..............       458            334
                                                             ----           ----

Depreciation ..........................................        80             40
Accretion .............................................        15             11
Unrecognized gain on securities available-for-sale ....        12              -
                                                             ----           ----
                Total deferred tax liabilities ........       107             51
                                                             ----           ----

                Total deferred taxes ..................       351            283
                                                             ====           ====

NOTE 13 - EMPLOYEE BENEFIT PLANS:

The Corporation provides a defined contribution plan with an Internal Revenue Code Section 401(K) provision. All employees who have completed 500 hours of service during a six-month period and have attained age 18 will participate as of the January 1, or July 1 closest to the date on which the employee meets the eligibility requirements.

A participant may elect to make tax deferred contributions up to a maximum of 12% of eligible compensation. The Corporation will make matching contributions on behalf of each participant in the amount of 100% of the elective deferral, not exceeding 3% of the participant's compensation. The Corporation may also make nonelective contributions determined at the discretion of the Board of Directors. NOTE 13 - EMPLOYEE BENEFIT PLANS (CONTINUED):

The Corporation's contributions for the years ended December 31, 1997, 1996, and 1995 totaled $122 thousand, $90 thousand, and $69 thousand, respectively.

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

The estimated fair value of the Corporation's consolidated financial instruments at December 31, 1997 and 1996, are as follows (in thousands of dollars):

                                                                         1997                           1996
                                                                 CARRYING         FAIR          CARRYING          FAIR
                                                                  AMOUNT          VALUE          AMOUNT          VALUE
                                                                  ------          -----          ------          -----

Financial assets:
   Cash and cash equivalents                                       $5,122         $5,122          $6,648          $6,648
   Interest-bearing deposits in other banks                         1,238          1,238             432             432
   Investment securities                                           32,452         32,472          25,787          25,790
   Loans receivable                                                90,811         94,528          67,953          68,329

Financial liabilities:
   Deposits                                                       117,167        117,449          89,851          89,909
   Federal funds purchased and securities sold
      under agreement to repurchase                                 2,551          2,551           1,744           1,744
   Federal Home Loan Bank advances                                  1,060          1,061           1,130           1,174

Off-balance-sheetfinancial instruments:
   Commitments to extend credit                                     5,805          5,805          10,626          10,626
   Standby letters of credit                                          537            537             355             355


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

NOTE 16 - CONTINGENCIES:

        CLAIMS AND LAWSUITS:

The Corporation is also subject at times to claims and lawsuits arising out of the normal course of business. The Corporation does not anticipate any material losses with respect to such existing or pending claims and lawsuits at December 31, 1997.



NOTE 16 - CONTINGENCIES (CONTINUED):

        YEAR 2000 CONSIDERATIONS:

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If uncorrected, many applications could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all organizations.

The Corporation uses the services of outside software vendors for certain of its data processing applications. Based on discussions with software vendors, management does not expect the cost of addressing any year 2000 issue will be a material event or uncertainty that would cause its reported financial information not be necessarily indicative of future operating results or future financial condition, or that the costs or consequences of incomplete or untimely resolution of any year 2000 issue represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition.

NOTE 17 - FLORENCE NATIONAL BANK (IN ORGANIZATION):

In August, 1997, the Corporation's Board of Directors approved the sponsorship of a new national bank, Florence National Bank (FNB), to be located in Florence, South Carolina. FNB will offer general banking services in the Florence area.

Subject to regulatory approvals and upon completion of the organization of FNB, the Corporation will acquire all of the common stock of FNB for $4.5 million. The acquisition of FNB's common stock is to be primarily funded with the sale of up to $615 thousand in restricted stock of the Corporation to FNB's directors at a price two dollars per share less than the market price on the American Stock Exchange the day prior to their purchase and by the sale of up to 300,000 shares of the Corporation's common stock to the public at the market price on the American Stock Exchange the day prior to their purchase.
The restricted stock may not be traded for one year from the date of purchase.

The Corporation also has arranged a line-of-credit of up to $4.5 million under an agreement with an unaffiliated bank to provide cash to purchase the stock of FNB. The line-of-credit will be reduced dollar for dollar by the stock sale proceeds. Interest only will be due monthly during the first year of borrowing under the agreement at LIBOR + 2.25% followed by a seven year balloon payment amortized over ten years. A portion of the Corporation's capital stock in ONB will serve as collateral for the line-of-credit. Under the agreement, the Corporation will be required to maintain a minimum consolidated return on assets of 1.0 and a minimum cash flow coverage ratio of 1.2 to 1.0 (after the payout of dividends or other distributions).

NOTE 17 - FLORENCE NATIONAL BANK, IN ORGANIZATION (CONTINUED):

At December 31, 1997, $100 thousand was recorded as common stock subscribed. Subscription funds will not be escrowed and subscribers will become shareholders of the Corporation upon acceptance of their subscriptions and issuance of certificates representing the shares purchased.

Management anticipates the construction of FNB will cost approximately $659 thousand and anticipates completion of construction by June, 1998. The general contractor on the construction project is a company owned by a director of a subsidiary of the Corporation. Additionally, management anticipates the cost of certain furnishings and equipment to be used by FNB will total approximately $400 thousand. The FNB office building will be constructed on leased land. The land will be leased under a noncancellable operating lease for an initial term of ten years beginning the earlier of June 30, 1998 or the date FNB commences operations. The lease terms provide for two, ten year renewal options and a third renewal of two years. FNB will be responsible for property taxes on the leased land and improvements. Annual basic rent in lease years one through five will be $48 thousand and in years six through ten will be $53 thousand.

NOTE 18 - REGULATORY MATTERS:

The Banks, as national banks, are subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Banks may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current years' earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, at December 31, 1997, that the Banks could declare, without the approval of the Comptroller of the Currency, amounted to approximately $1,568 thousand.

Under Federal Reserve regulation, the Banks also are limited as to the amount they may loan to the Corporation unless such loans are collateralized by specified obligations. The maximum amount available for transfer from the Banks to the Corporation in the form of loans or advances approximated $2,292 thousand at December 31, 1997.

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

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1997, that the Banks meet all capital adequacy requirements to which they are subject.

NOTE 18 - REGULATORY MATTERS (CONTINUED):

As of March 31, 1997 and September 30, 1997, for ONB and SNB, respectively, the most recent notifications from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' categories.

The Banks' actual capital amounts and ratios are also presented in the table (in thousands of dollars).

                                                                                                 MINIMUM REQUIRED
                                                                  MINIMUM REQUIRED                  TO BE WELL
                                                                     FOR CAPITAL                   CAPITALIZED
                                        ACTUAL                    ADEQUACY PURPOSES                UNDER PROMPT
                                                                                                    CORRECTIVE
                                                                                                ACTION PROVISIONS
                                AMOUNT          RATIO          AMOUNT          RATIO          AMOUNT          RATIO
                                ------          -----          ------          -----          ------          -----

At December 31, 1997:
Tier I Capital (to
   Average Assets):
     Consolidated                  $13,066         9.6%           $5,449          4.0%            $6,812         5.0%
     ONB                             8,444         8.0%            4,204          4.0%             5,255         5.0%
     SNB                             2,997        10.0%            1,198          4.0%             1,497         5.0%

Tier I Capital (to Risk
Weighte Assets):
     Consolidated                   13,066        14.1%            3,706          4.0%             5,559         6.0%
     ONB                             8,444        12.8%            2,631          4.0%             3,947         6.0%
     SNB                             2,997        11.6%            1,031          4.0%             1,546         6.0%

Total Capital (to Risk
Weighted Assets):
     Consolidated                   14,149        15.3%            7,412          8.0%             9,265        10.0%
     ONB                             9,267        14.1%            5,262          8.0%             6,578        10.0%
     SNB                             3,257        12.6%            2,061          8.0%             2,577        10.0%

At December 31, 1996:

Tier I Capital (to
Average Assets):
     Consolidated                  $12,078        11.5%           $4,200          4.0%            $5,250         5.0%
     ONB                             7,623         8.4%            3,640          4.0%             4,550         5.0%
     SNB                             3,133        24.6%              509          4.0%               636         5.0%

Tier I Capital (to Risk
Weighted Assets):
     Consolidated                   12,078        17.5%            2,756          4.0%             4,134         6.0%
     ONB                             7,623        13.4%            2,271          4.0%             3,407         6.0%
     SNB                             3,133        28.9%              433          4.0%               650         6.0%
Total Capital (to Risk
Weighted Assets):
     Consolidated                  $12,886        18.7%           $5,512          8.0%            $6,891        10.0%
     ONB                             8,334        14.7%            4,543          8.0%             5,679        10.0%
     SNB                             3,230        29.8%              866          8.0%             1,084        10.0%

NOTE 19 - STOCK SPLIT:

On June 16, 1997, the Corporation's board of directors declared a two-for-one common stock split effected in the form of a 100 percent stock dividend distributed on July 21, 1997, to holders of record on July 2, 1997. Accordingly, all numbers of common shares and per share data have been restated to reflect the stock split.

NOTE 20 - CONDENSED FINANCIAL STATEMENTS:

Presented below are the condensed financial statements for Community Bankshares, Inc. (Parent Company only) (in thousands of dollars):

COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

                                                            ... DECEMBER 31 ...
                                                            1997          1996
                                                            ----          ----
Balance Sheets:
Assets:
Cash ..................................................   $   494       $    82
Investment in banking subsidiaries ....................    11,460        10,783
Securities held-to-maturity at amortized cost .........       649           890
Securities available-for-sale, at fair value ..........        50             -
Premises and equipment (net of accumulated
depreciation of $217 thousand in 1997 and $141
thousand in 1996) .....................................       256           271
Due from banking subsidiaries .........................         -             3
Other assets ..........................................       184           120
                                                          -------       -------

Total assets ..........................................    13,093        12,149
                                                          =======       =======

Liabilities and shareholders' equity:
Other liabilities .....................................   $    55       $    45
Shareholders' equity ..................................    13,018        12,104
Unrealized gain on securities available-for-sale,
net of applicable deferred income taxes ...............        20             -
                                                          -------       -------

Total liabilities and shareholders' equity ............    13,093        12,149
                                                          =======       =======



NOTE 20 - CONDENSED FINANCIAL STATEMENTS (CONTINUED):


                                                                                          ..... YEAR ENDED DECEMBER 31 .....
                                                                                    1997                 1996                  1995
                                                                                    ----                 ----                  ----
Statements of Income:
Income:
Dividends from banking subsidiaries .................................             $   580              $   504              $   415
Management fees .....................................................                 948                  438                    -
Interest ............................................................                  50                   69                    -
                                                                                  -------              -------              -------
Total ...............................................................               1,578                1,011                  415
                                                                                  -------              -------              -------

Expenses:
Salaries and employee benefits ......................................                 558                  264                   45
Premises and equipment ..............................................                 184                   86                    1
Supplies ............................................................                  35                   22                    -
Director fees .......................................................                  22                   19                    3
Interest ............................................................                   -                   11                    9
Other general expenses ..............................................                 228                  215                   48
                                                                                  -------              -------              -------
Total ...............................................................               1,027                  617                  106
                                                                                  -------              -------              -------

Income before equity in undistributed
earnings of banking subsidiaries ....................................                 551                  393                  309
Applicable income tax benefit .......................................                   7                   39                   36
Equity in undistributed earnings of
banking subsidiaries ................................................                 658                  318                  592
                                                                                  -------              -------              -------

Net income ..........................................................               1,216                  750                  937
                                                                                  =======              =======              =======

Statements of Cash Flows:
Cash flows from operating activities:
Net income ..........................................................             $ 1,216              $   750              $   937
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization .......................................                  91                   56                   14
Accretion of discounts - securities .................................                 (23)                   -                    -
Decrease in due from banking subsidiaries ...........................                  (3)                  33                    8
Increase in other assets ............................................                (103)                 (65)                 (30)
Increase (decrease) in other liabilities ............................                   6                  (22)                  61
Undistributed earnings of banking subsidiaries ......................                (658)                (318)                (592)
                                                                                  -------              -------              -------
Net cash provided by operating activities ...........................                 526                  434                  398
                                                                                  -------              -------              -------



                                                                                                    YEAR ENDED DECEMBER 31
                                                                                       1997               1996                1995
                                                                                       ----               ----                ----
Cash flows from investing activities:
Investment in SNB ......................................................            $     -             $(3,500)            $     -
Transfer of premises and equipment to SNB ..............................                  -                 444                   -
Purchase of premises and equipment .....................................                (60)               (408)               (347)
Purchases of securities held-to-maturity ...............................               (636)             (1,137)                  -
Purchases of securities available-for-sale .............................                (50)                  -                   -
Proceeds from maturities of securities
held-to-maturity .......................................................                900                 247                   -
                                                                                    -------             -------             -------
Net cash provided (used) by investing activities .......................                154              (4,354)               (347)
                                                                                    -------             -------             -------

Cash flows from financing activities:
Increase in note payable ...............................................                  -                 809                 240
Repayment of note payable ..............................................                  -              (1,049)                  -
Common stock issued ....................................................                135               4,402                   -
Stock issuance cost ....................................................                 (9)                (52)                (50)
Cash dividends paid ....................................................               (394)               (318)               (242)
                                                                                    -------             -------             -------
Net cash used (provided) by financing activities .......................               (268)              3,792                  46
                                                                                    -------             -------             -------

Net increase (decrease) in cash and cash equivalents ...................                412                (129)                 97

Cash and cash equivalents at beginning of year .........................                 82                 211                 113
                                                                                    -------             -------             -------

Cash and cash equivalents at end of year ...............................                494                  82                 211
                                                                                    =======             =======             =======

Supplemental disclosures:
Total increase (decrease) in unrealized gain
(loss) on securities available-for-sale ................................            $    20             $   (23)            $   216
                                                                                    =======             =======             =======


    THESE NOTES ARE AN INTEGRAL PART OF THE ACCOMPANYING FINANCIAL STATEMENTS