Form 10KSB, Exhibit 13
period 1998-12-31
COMMUNITY BANKSHARES INC /SC/
filed 1999-03-25
CIK 894508

PORTIONS OF 1998 ANNUAL REPORT TO SHAREHOLDERS

Financial Highlights for Community Bankshares, Inc.

         The following is a summary of the consolidated financial position and results of operations of the Corporation for the years ended December 31, 1994, through December 31, 1998.

For the years ended December 31,                        1998               1997             1996             1995            1994
--------------------------------                        ----               ----             ----             ----            ----

    Financial Condition                                         (All amounts in thousands of dollars, except per share data.)
Investment securities ......................          $ 34,148          $ 32,452          $ 25,787          $24,669          $23,405
Net loans  receivable ......................           116,336            90,811            67,953           51,617           47,938
Total assets ...............................           182,281           134,574           105,461           83,897           77,158
Total deposits .............................           147,630           117,167            89,851           72,550           67,669
Federal funds purchased ....................             4,464             2,551             1,744            2,570            2,800
     and securities sold
     under agreement to
     repurchase
Long-term obligations ......................             9,490             1,060             1,130              700                -
Stockholders' equity .......................          $ 19,659          $ 13,037          $ 12,104          $ 7,346          $ 6,387

      Earnings Summary
Interest income ............................          $ 12,320          $  9,820          $  7,261          $ 6,327          $ 5,162
Interest expense ...........................             5,554             4,374             3,279            2,965            2,136
                                                      --------          --------          --------          -------          -------
     Net interest income ...................             6,766             5,446             3,982            3,362            3,026
Provision for loan losses ..................               484               358               227              160              125
Other operating income .....................             1,055               768               503              431              364
Other operating expenses ...................             5,107             4,004             3,097            2,179            2,111
                                                      --------          --------          --------          -------          -------
     Net income before .....................             2,230             1,852             1,161            1,454            1,154
taxes
Income taxes ...............................               663               636               411              517              400
                                                      --------          --------          --------          -------          -------
     Net income after tax ..................          $  1,567          $  1,216          $    750          $   937          $   754
                                                      ========          ========          ========          =======          =======

       Per share data
Basic earnings per share ...................          $   0.54          $   0.46          $   0.31          $  0.54          $  0.44
Dividends ..................................              0.16              0.15             0.145             0.14             0.13

Financial Highlights for Orangeburg National Bank.

         The following is a summary of the financial position and results of operations of Orangeburg National Bank for the years ended December 31, 1994, through December 31, 1998.

  Years ended December 31,                              1998                1997             1996            1995              1994
  ------------------------                              ----                ----             ----            ----              ----
     (Dollar amounts in thousands)
    Financial Condition
Investment securities .....................          $  30,382           $ 29,434          $23,826          $24,669          $23,405
Net loans receivable ......................             76,708             66,444           59,393           51,617           48,053
Total assets ..............................            116,734            103,266           90,772           83,524           77,102
Total deposits ............................             92,643             90,663           79,792           72,761           67,782
Federal funds purchased ...................              4,464              2,551            1,744            2,570            2,800
     and securities sold
     under agreement to
     repurchase
Other borrowed money ......................              9,490              1,060            1,130              700                -
Stockholders' equity ......................          $   9,520           $  8,464          $ 7,624          $ 6,988          $ 6,180

      Earnings Summary
Interest income ...........................          $   8,905           $  7,966          $ 6,904          $ 6,326          $ 5,160
Interest expense ..........................              4,076              3,631            3,176            2,956            2,119
                                                     ---------           --------          -------          -------          -------
     Net interest income ..................              4,829              4,335            3,728            3,370            3,041
Provision for loan losses .................                270                195              130              160              125
Non-interest income .......................                716                570              469              430              362
Gains on securities .......................                 (1)                 -                -                -                2
Non-interest expense ......................              2,782              2,564            2,238            2,080            2,006
                                                     ---------           --------          -------          -------          -------
     Net income before ....................              2,492              2,146            1,829            1,560            1,274
taxes
Income taxes ..............................                755                745              667              553              444
                                                     ---------           --------          -------          -------          -------
     Net income after tax .................          $   1,737           $  1,401          $ 1,162          $ 1,007          $   830
                                                     =========           ========          =======          =======          =======

Financial Highlights for Sumter National Bank.

         The following is a summary of the financial position and results of operations of Sumter National Bank for the period June 10, 1996, (inception) through December 31, 1998.

Years and period ended December 31,                                           1998                   1997                     1996
-----------------------------------                                           ----                   ----                     ----
 (Dollar amounts in thousands)
     Financial Condition
Investment securities ........................................               $ 3,512               $  2,319                $  1,071
Net loans receivable .........................................                35,009                 24,726                   8,855
Total assets .................................................                50,649                 30,165                  13,322
Total deposits ...............................................                46,755                 27,013                  10,112
Stockholders' equity .........................................               $ 3,672               $  2,996                $  3,159

       Earnings Summary
Interest income ..............................................               $ 3,077               $  1,801                $    338
Interest expense .............................................                 1,439                    750                     142
                                                                             -------               --------                --------
     Net interest income .....................................                 1,638                  1,051                     196
Provision for loan losses ....................................                   162                    164                      97
Non-interest income ..........................................                   352                    202                      45
Non-interest expense .........................................                 1,557                  1,354                     701
                                                                             -------               --------                --------
     Net income (loss) .......................................                   271                   (265)                   (557)
before taxes
Income tax (benefit) .........................................                    92                   (102)                   (217)
                                                                             -------               --------                --------
     Net income (loss) after tax .............................               $   179               $   (163)               $   (340)
                                                                             =======               ========                ========

Financial Highlights for Florence National Bank.

         The following is a summary of the financial position and results of operations of Florence National Bank for the period July 6, 1998, (inception) through December 31, 1998.

Period ended December 31,                              1998
-------------------------                              ----
     (Dollar amounts in thousands)
          Financial Condition
Investment securities ..........................     $   203
Net loans receivable ...........................       5,341
Total assets ...................................      14,391
Total deposits .................................      10,162
Stockholders' equity ...........................     $ 4,169

            Earnings Summary
Interest income ................................     $   271
Interest expense ...............................         156
     Net interest income .......................         115
Provision for loan losses ......................          52
Non-interest income ............................          34
Non-interest expense ...........................         616
                                                     -------
     Net loss before taxes .....................        (519)
Income tax (benefit) ...........................        (188)
                                                     -------
     Net loss after tax ........................     $  (331)
                                                     =======

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

                  Sales Price of the Corporation's Common Stock

Quarter ended                   High                      Low
-------------                 ------                   ------
Mar. 31, 1997                 $ 7.37                   $ 5.93
June 30, 1997                 $14.12                   $ 7.18
Sept. 30, 1997                $19.50                   $14.37
Dec. 31, 1997                 $15.25                   $13.25
Mar. 31, 1998                 $17.44                   $14.00
June 30, 1998                 $17.00                   $14.00
Sept. 30, 1998                $16.88                   $13.00
Dec. 31, 1998                 $14.81                   $13.00

During 1998 the Corporation had a stock sales volume of 159,000 shares on the American Stock Exchange. During the first half of 1998 the Corporation sold 414,000 shares of its common stock at an average price of $13.47. During 1997 the Corporation had a stock sales volume of 338,000 shares on the American Stock Exchange.

         There were 1,457 holders of record of the Corporation's Common Stock (no par value) as of December 31, 1998. There were 1,162 holders of record of the Corporation's Common Stock (no par value) as of December 31, 1997.

         During 1998 the Corporation authorized and paid two cash dividends totaling 16 cents per share. The total cost to the Corporation of these payments was approximately $453,000 or 29% of after tax profits. During 1997 the Corporation authorized and paid two cash dividends totaling 15 cents per share. The total cost to the Corporation of these payments was approximately $394,000 or 32% of after tax profits. The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. Subject to ongoing review of these circumstances, the Board expects to maintain a reasonable, safe, and sound dividend payment policy.

         The current source of dividends to be paid by the Corporation is dividends of its banking subsidiary, Orangeburg National Bank. Accordingly, the payment of dividends by the Corporation is indirectly subject to the same laws and regulations that govern the payment of dividends by national banking associations. National banks may pay dividends only out of present and past earnings with numerous limitations designed to ensure that the banks have adequate capital to operate safely and soundly. At December 31, 1998, Orangeburg National Bank could pay up to $1,860,000 in dividends without special approval of the Comptroller of the Currency.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community Bankshares, Inc. (CBI or the Corporation) for the years ended December 31, 1998 and 1997. This commentary should be reviewed in conjunction with the audited consolidated financial statements and notes contained elsewhere in this report.

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

Business of the Corporation and the Banks

         Community Bankshares, Inc. is a bank holding company. It was incorporated on November 30, 1992, and commenced operations July 1, 1993, by acquiring Orangeburg National Bank. CBI now owns three banking subsidiaries:
Orangeburg National Bank, Sumter National Bank, and Florence National Bank. CBI provides item and data processing and other technical services for its banking subsidiaries. The consolidated financial report for 1998 represents the operations of the holding company and its three banks. (Parent-only financial statements are presented in the footnotes to the consolidated financial statements. Bank-only financial highlights are presented in the introductory section of this report.)

         Orangeburg National Bank is a national banking association and commenced operation in November 1987. It operates two offices in Orangeburg, South Carolina. Sumter National Bank is a national banking association and commenced operation in June 1996. It operates one office in Sumter, South Carolina. Florence National Bank is a national banking association and commenced operations in July 1998. It operates one office in Florence, South Carolina. The banks provide commercial banking services in their respective communities. Their primary customer markets are consumers and small businesses.

Florence National Bank

         In 1997 Community Bankshares, Inc. entered into an agreement with six local business people in the Florence, South Carolina community to sponsor the formation of a new national bank. CBI assisted in the process of submitting an application for a bank charter to the Comptroller of the Currency. CBI also assisted in the pre-opening and organizational process. All required regulatory approvals were obtained and the bank opened for business on July 6, 1998.

         During 1998 CBI sold to the public 300,000 shares of its common stock primarily for the purpose of obtaining funds with which to acquire, and thereby to capitalize, Florence National Bank. In addition to this offering CBI sold 114,000 shares of common stock, which are subject to resale restrictions, to the Florence National Bank organizing directors in a limited offering. The combined results of these stock sales generated $5.4 million in net proceeds. The majority of the proceeds of both offerings were used to purchase $4.5 million in common stock of the new bank.

Year 2000 Readiness Disclosure

         The change in the year from 1999 to 2000 may create serious problems for many computer systems around the world. This so-called millennium bug or Y2K problem may affect certain of the Corporation's systems. CBI is investigating the extent to which its systems are affected and communicating with all of its computer vendors concerning timely completion of remedies for those systems that require modification. The Corporation is also communicating with third parties on which it relies to assess their progress in evaluating their systems and implementing any corrective measures and has formed a committee to coordinate its Year 2000 activities. The Corporation has been taking and will continue to pursue reasonably necessary steps to protect its operations and assets.

         Management estimates that the costs of Year 2000 compliance will approximate $225,000 and will be funded with internally generated resources. The majority of these costs have already been expended and the remaining items relate primarily to the Corporation's testing plans. Most of the Corporation's local and wide area network computer and communications equipment is relatively new. For this reason, the overall internal financial impact of the Year 2000 problem is expected to be relatively limited.

         The Corporation has been devoting significant time and energy to management of the Year 2000 problem. It formed a Year 2000 steering committee comprised of senior officers from each of the three banks and the holding company to oversee the process. The boards of directors of the Corporation and its subsidiaries receive regular detailed progress reports on the Year 2000 project. The national bank regulators, which supervise the three banking subsidiaries, have also devoted a substantial amount of their time and supervisory attention to the Year 2000 problems and related issues, as well as monitoring the Banks' progress toward Year 2000 compliance.

         The Corporation has concentrated its internal efforts toward making its own mission critical systems fully Year 2000 compliant as quickly as practical. Management expects its efforts to be successful and, consequently, has no plans to implement any major changes in the information technology systems prior to January 2000.

         The Corporation has completed testing its core information system. Test results have been successful. Management expects to be substantially complete with testing of other mission critical systems by the end of the first quarter 1999. Management has recently simulated conducting banking business during January 2000 and was successful in its testing. Management plans to engage its independent accounting firm early in the second quarter of 1999 to evaluate the reasonableness and validity of its testing program.

        Nevertheless, the Corporation's ability to avoid experiencing difficulty as a result of the Year 2000 problem could be adversely affected by the availability of skilled personnel, the success of vendors, customers and providers of services in dealing with their own Year 2000 problems and by the difficulty of identifying all the possible causes of the Year 2000 problem and interrelationships between various mission critical systems. The Corporation is refining its contingency planning to anticipate potential problems from external as well as internal Year 2000 problems, including, but not limited to, telecommunications and power suppliers.

Stock Split

         On July 21, 1997, the Corporation effected a two-for-one split of its common shares outstanding. All references to per share information contained in this discussion have been adjusted accordingly.

1998 compared to 1997

Earnings Performance

         The Corporation's net income was $1,567,000, or $.54 per share, in 1998. This compares to $1,216,000, or $.46 per share, in 1997, an increase of $351,000, or 29%.

         Management views this increase in earnings as primarily the result of a 24% increase in earnings at the Orangeburg bank, to $1,737,000 in 1998 from $1,401,000 in 1997, and a $342,000 increase in earnings at the Sumter bank, to $179,000 in 1998 from a net loss of $163,000 in 1997. The Florence bank showed a net loss at year-end of $331,000 for approximately six months of operation.

Distribution of Assets and Liabilities

         The Corporation manages its balance sheet in a conservative manner. The following table shows the percentage relationships of significant components of average balance sheets for the years ended December 31, 1998 and 1997.

Balance Sheet Categories as a Percent of Average Total Assets as of December 31,

                Assets                                     1998          1997
                                                           ----          ----
Interest bearing deposits ..........................       1.51%         1.03%
Investment securities taxable ......................      19.11%        23.10%
Investment securities--tax exempt ..................       0.22%         0.33%
Federal funds sold .................................       6.75%         3.51%
Loans receivable ...................................      65.71%        65.25%
                                                         ------        ------
     Total interest earning assets .................      93.30%        93.22%
Cash and due from banks ............................       4.13%         4.01%
Allowance for loan losses ..........................      (0.81%)       (0.81%)
Premises and equipment .............................       2.30%         2.26%
Other assets .......................................       1.08%         1.32%
                                                         ------        ------
     Total assets ..................................     100.00%       100.00%
                                                         ======        ======

    Liabilities and Shareholders' Equity
Interest bearing deposits
Savings ............................................      14.12%        15.74%
Interest bearing transaction accounts ..............       8.91%         9.63%
Time deposits ......................................      46.37%        47.85%
                                                         ------        ------
     Total interest bearing deposits ...............      69.40%        73.22%
Short term borrowing ...............................       2.05%         3.09%
FHLB advances ......................................       4.38%         0.89%
                                                         ------        ------
     Total interest bearing liabilities.............      75.83%        77.20%

Noninterest bearing demand deposits ................      12.40%        12.14%
Other liabilities ..................................       0.60%         0.69%
Shareholders' equity ...............................      11.17%         9.97%
                                                         ------        ------
     Total liabilities and shareholders' equity ....     100.00%       100.00%
                                                         ======        ======

        The following table presents the average balance sheets, the average yield and the interest earned on earning assets, and the average rate and the interest paid on interest bearing liabilities for the years ended December 31, 1998 and 1997.

Years ended December 31,                                                  1998                                  1997
                                                                          ----                                  ----
                                                                        Interest                              Interest
                                                            Average      Income/     Yields/      Average      Income/      Yields/
             Assets                                         Balance     Expense(1)   Rates(1)     Balance     Expense(1)    Rates(1)
                                                            -------     ----------   --------     -------     ----------    --------
                                                                             Dollar amounts in thousands)
Interest bearing deposits ...........................      $   2,385     $   126      5.28%     $   1,283       $   73       5.69%
Investment securities taxable .......................         30,096       1,915      6.36%        28,727        1,797       6.26%
Investment securities--tax exempt....................            341          14      6.22%           410           17       6.28%

Federal funds sold ..................................         10,626         568      5.35%         4,363          241       5.52%
Loans receivable (2) ................................        103,500       9,697      9.37%        81,167        7,692       9.48%
                                                           ---------     -------      ----      ---------       ------       ----

     Total interest earning assets...................        146,948      12,320      8.38%       115,950        9,820       8.47%

Cash and due from banks .............................          6,499                                4,990
Allowance for loan losses ...........................         (1,281)                              (1,011)
Premises and equipment ..............................          3,622                                2,817
Other assets ........................................          1,718                                1,640
                                                           ---------                            ---------

     Total assets ...................................      $ 157,506                            $ 124,386
                                                           =========                            =========

  Liabilities and Shareholders' Equity

Interest bearing deposits
Savings .............................................      $  22,235     $   774      3.48%     $  19,576       $  681       3.47%
Interest bearing transaction accounts................         14,028         253      1.80%        11,974          217       1.81%
Time deposits .......................................         73,045       4,018      5.50%        59,522        3,250       5.46%
                                                           ---------     -------      ----      ---------       ------       ----

     Total interest bearing deposits.................        109,308       5,045      4.62%        91,072        4,148       4.55%

Short term borrowing ................................          3,225         119      3.69%         3,846          153       3.98%
FHLB advances .......................................          6,905         390      5.65%         1,101           73       6.63%
                                                           ---------     -------      ----      ---------       ------       ----
     Total interest bearing liabilities..............        119,438       5,554      4.65%        96,019        4,374       4.55%

Noninterest bearing demand deposits..................         19,536                               15,098
Other liabilities ...................................            942                                  864
Shareholders' equity ................................         17,590                               12,405
                                                           ---------                            ---------

Total liabilities and shareholders' equity ..........      $ 157,506                            $ 124,386
                                                           =========                            =========

Interest rate spread(3) .............................                                 3.73%                                  3.92%
Net interest income and yield on earning assets(4)...                    $ 6,766      4.61%                     $5,446       4.70%

1. Computed on a fully taxable equivalent basis using a federal tax rate of 34%.
2. Nonaccruing loan balances are included in the average loan balances and income from such loans is recognized on a cash basis.
3. Total interest earning assets yield less total interest bearing liabilities rate.
4. Net yield equals net interest income divided by total interest earning assets.

 Interest Income and Interest Expense

         The Corporation's interest income increased in 1998 from 1997. In 1998 the Corporation earned $12,320,000 in total interest income, up from the prior year's $9,820,000. This represented a $2,500,000 or a 25.4% increase. This growth was mostly the result of increased volume in the loan and investment portfolios at each of the three banks.

         Interest bearing deposits in other banks contributed $126,000 to interest income in 1998, up from $73,000 the prior year, an increase of $53,000 or 72.6%. In 1998 the Corporation had an average of $2,385,000 invested in interest bearing deposits, up from the prior year's $1,283,000, an increase of $1,102,000 or 85.9%. The average yield on these deposits during 1998 was 5.28%, down .41% from the prior year's yield of 5.69%.

         Investments contributed $1,915,000 to interest income in 1998, up from $1,797,000 the prior year, an increase of $118,000 or 6.6%. The investment portfolio averaged $30,096,000 in 1998, up from the prior year's $28,727,000, an increase of $1,369,000 or 4.7%. The Corporation's investment portfolio consists primarily of short-term U. S. government and agency debt issues. The average yield on investments during 1998 was 6.36%, up from 6.26% in 1997.

         The Corporation's tax-exempt securities portfolio earned $14,000 during 1998, down from $17,000 the prior year. The portfolio averaged $341,000 in 1998, down from $410,000 in 1997, a decrease of $69,000 or 16.8%. The average yield was 6.22%, compared to 6.28% the prior year, on a fully taxable equivalent basis.

         Federal funds sold represent temporary surplus funds that one bank lends to another. These funds are a source of day to day operating liquidity. Federal funds sold contributed $568,000 to interest income in 1998, up from $241,000 in the prior year, an increase of $327,000 or 136%. The Corporation had an average of $10,626,000 in federal funds during 1998, up from the prior year's $4,363,000, an increase of $6,263,000 or 144%. The average yield on federal funds during 1998 was 5.35%, down from 5.52% in 1997. The primary reason for the substantial increase in federal funds was that the new bank in Florence has maintained a highly liquid position in its first few months of operation.

         The Corporation's major source of interest income is the loan portfolio, which contributed $9,697,000 to interest income in 1998, up from $7,692,000 in the prior year, an increase of $2,005,000 or 26%. The average loan portfolio for 1998 was $103,500,000, compared to the prior year's $81,167,000, an increase of $22,333,000 or 27.5%. The average yield on loans during 1998 was 9.37%, down from 9.48% in 1997.

         The Corporation had average earning assets in 1998 of $146,948,000 which earned a yield of 8.38%. In 1997 the Corporation had average earning assets of $115,950,000 which earned a yield of 8.47%. Average earning assets increased $30,998,000 or 26.7%.

         The Corporation's savings deposits consist of savings and money market accounts. Total savings accounts averaged $22,235,000 in 1998, up from $19,576,000 in the prior year, an increase of $2,659,000 or 13.6%. The cost of these funds increased to 3.48% in 1998 from 3.47% in the prior year.

         Interest bearing transaction accounts are the primary checking accounts that the banks offer customers. This overall category was $14,028,000 in 1998, up from $11,974,000 in 1997, an increase of $2,054,000 or 17.2%. The average cost of these funds was 1.80% in 1998, compared to 1.81% in the prior year.

         Time   deposits  are  the  largest   category  of  deposits,   totaling
$73,045,000 in 1998, up from $59,522,000 in the prior year, an increase of $13,523,000 or 22.7%. The cost of time deposits increased to 5.50% from 5.46%.

         The Orangeburg bank has several commercial customers for whom it offers daily repurchase agreements. These accounts are not deposits; they are considered other obligations of the bank. Balances in these accounts are subject to wide fluctuation with the customers' cash flows, but they constitute a relatively small portion of the balance sheet. The average balance for 1998 was $3,225,000, down from $3,846,000 in the prior year, a decrease of $621,000 or 16.1%. The cost of these funds decreased to 3.69% from 3.98%.

         The  Orangeburg  bank is a member of and has the ability to borrow from the Federal Home Loan Bank (FHLB). The bank had an average $6,905,000 outstanding borrowing balance during 1998 at an average cost of 5.65%. The bank had an average $1,101,000 outstanding during 1997 with the FHLB at an average cost of 6.63%. These borrowings are a result of the bank's on-going asset/liability management strategy. These loans are secured by a blanket lien on the bank's one-to-four family residential mortgage loan portfolio and the bank's stock in the FHLB. The Sumter and Florence banks did not have any borrowing activity with the FHLB during 1998 and 1997.

         The Corporation had total interest bearing liabilities in 1998 of $119,438,000 costing an average of 4.65%, compared with interest bearing liabilities in 1997 of $96,019,000 that cost an average of 4.55%. Average interest bearing liabilities increased $23,419,000 or 24.4%.

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

         As reflected in the table, the increase in 1998 net interest income of $1,321,000 is due almost entirely to changes in volume. Almost all of the $2,500,000 increase in interest income was from volume growth in earning assets, especially the loan portfolio. Likewise, most of the $1,180,000 increase in interest expense was due to volume increases for time deposits. During 1997 there was a similar pattern, with most of the increase in net interest income coming from changes in volume.

         The prime interest rate has been stable during most of the last two years. The prime rate went to 8.50% in March 1997, and stayed there until late 1998, when it was reduced in three installments to 7.75%. Management expects that interest rates will be mostly stable during 1999. Inflation is expected to remain very low. Certain elements of the economy are experiencing price deflation. The Corporation is not aware of any other immediately identifiable factors that would cause short-term interest rates to increase sharply in the near term. Therefore, as in 1998, improvements in net interest income during 1999 are more likely to be the result of changes in volume and the mix of earning assets and interest bearing liabilities than changes in rates.

                        Volume and Rate Variance Analysis

                                                                 1998 compared to 1997                   1997 compared to 1996
                                                            Volume        Rate        Total       Volume        Rate         Total
                                                            ------        ----        -----       ------        ----         -----
Interest earning assets                                                             (Dollar amounts in thousands)
    Interest bearing deposits .......................      $    58       $ (5)      $    53       $    33       $   1       $    34
    Investment securities taxable ...................           87         31           118           111          88           199
    Investment securities-tax exempt ................           (5)         0            (5)            0           0             0
    Federal funds sold ..............................          334         (7)          327            72           6            78
    Loans receivable ................................        2,095        (88)        2,007         2,213          35         2,249
                                                           -------       ----       -------       -------       -----       -------
    Total interest income ...........................        2,569        (69)        2,500         2,429         130         2,559
                                                           -------       ----       -------       -------       -----       -------

Interest bearing liabilities
    Savings .........................................           93          1            94           175         113           288
    Interest bearing transaction accounts ...........           37         (1)           36            57         (23)           34
    Time deposits ...................................          743         24           767           705          11           716
                                                           -------       ----       -------       -------       -----       -------
    Total interest bearing deposits .................          873         24           897           937         101         1,038
    Short term borrowing ............................          (24)       (10)          (34)           58           2            60
    FHLB advances ...................................          328        (11)          317            (3)          -            (3)
                                                           -------       ----       -------       -------       -----       -------
    Total interest expense ..........................        1,177          3         1,180           992         103         1,095
                                                           -------       ----       -------       -------       -----       -------

Net interest income .................................      $ 1,392       $(72)      $ 1,320       $ 1,437       $  27       $ 1,464
                                                           =======       ====       =======       =======       =====       =======

(1) The rate / volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances, except in categories having balances in only one period. In such cases, the entire variance is attributed to volume differences.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

Interest Rate Sensitivity

         Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of the repricing characteristics of interest earning assets and interest bearing liabilities. This is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The table "Interest Sensitivity Analysis" indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 1998 of $49 million.

         When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 1998, with respect to the one-year "horizon." For a corporation with a negative gap, falling interest rates would be expected to have a positive effect on the net interest income and rising rates would be expected to have the opposite effect, because, theoretically, as rates increase, more deposits will reprice than loans or investments, thus driving up interest costs and decreasing net interest income.

         The following table summarizes the Corporation's interest sensitivity position as of December 31, 1998.

                         Interest Sensitivity Analysis

                                                      Within 3                                               Over 5
                                                       months             4-12 months        1-5 years       years           Total
                                                       ------             -----------        ---------       -----           -----
                                                                       (Dollar amounts in thousands)
Interest earning assets
Interest bearing deposits ...................         $  1,577           $      -           $     -         $     -         $  1,577
Taxable investment securities ...............            1,352              1,104             9,346          22,346           34,148
Tax exempt investment securities ............                -                  -                 -               -                -
Federal funds sold ..........................           15,550                  -                 -               -           15,550
Loans, net of unearned income ...............           42,832              8,511            48,991          18,183          118,517
                                                      --------           --------           -------         -------         --------
Total interest earning assets ...............           61,311              9,615            58,337          40,529          169,792
                                                      --------           --------           -------         -------         --------

Interest bearing liabilities
     Savings ................................           25,602                  -                 -               -           25,602
Interest bearing transaction ................           16,220                  -                 -               -           16,220
    accounts
Time deposits < $100M .......................           19,169             32,077             6,175               -           57,421
Time deposits > $100M .......................            9,698             12,771             2,035               -           24,504
Short term borrowing ........................            4,464                  -                 -               -            4,464
FHLB advances ...............................               70                  -               280           9,140            9,490
                                                      --------           --------           -------         -------         --------
Total interest bearing liabilities ..........         $ 75,223           $ 44,848           $ 8,490         $ 9,140         $137,701
                                                      ========           ========           =======         =======         ========

Interest sensitivity gap ....................         $(13,912)          $(35,233)          $49,847         $31,389         $ 32,091
Cumulative gap ..............................          (13,912)           (49,145)              702          32,091
     RSA/RSL ................................               82%                21%
Cumulative RSA/RSL ..........................               82%                59%

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

         The Corporation's banks have established Asset/Liability Management Committees. It is the responsibility of these committees to establish parameters for various interest risk measures, to set strategies to control interest rate risk within those parameters, to maintain adequate and stable net interest income, and to direct the implementation of tactics to facilitate achieving its objectives. During 1998, emphasis was directed toward controlling the rate of increase in funding costs. This was done by aggressive monitoring of deposit rates and restructuring of some deposit products.

         Management is aware of its negative gap position and is emphasizing variable rate loans in 1999. Management also will explore variable rate investments. If successful, these efforts will help to reduce the negative gap position and reduce interest rate risk. The Corporation also realizes, however, that these efforts may be constrained by customer demands during the upcoming year.

Investment Portfolio

         The Corporation's investment portfolio consists primarily of short-term
U. S. government and agency debt issues. Investment securities averaged $30.1 million or 19.1% of the Corporation's average assets in 1998 and $28.7 million or 23.1% in 1997. Note 4 to the consolidated financial statements provides further information on the investment portfolio.

Loan Portfolio

         The average size of the loan portfolio in 1998 was $103.5 million, compared to $81.1 million the prior year, an increase of $22.4 million or 27.6%.

         At December 31, 1998, the loan portfolio was $117.8 million, compared to $91.9 million the prior year, an increase of $25.9 million, or 28.2%.

         Management believes the loan portfolio is adequately diversified. There are no foreign loans and few agricultural loans. The banks ordinarily originate mortgage loans for sale to others, but do not service such loans. However, certain older mortgage loans and selected new loans with acceptable rates are owned and serviced by the banks. Real estate loans are primarily 1-to-4 family residential loans. There were no significant concentrations in any particular individuals or industry or group of related individuals or industries at the end of 1998. The table, "Loan Portfolio Composition," indicates the amounts of loans outstanding according to the type of loan at the dates indicated.

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

         The Corporation has a geographic concentration of loans within its home communities of Orangeburg, Sumter, and Florence, South Carolina, because its primary business is community banking.

         The Corporation's customer base is predominantly consumers and small businesses. As a result, the loan portfolio is comprised primarily of consumer and real estate loans, and, to a lesser extent, small to medium size commercial loans.

Loan Portfolio Composition

         The following table shows the composition of the loan portfolio for the years ended December 31, 1998 and 1997.

Loan category                                                          1998              1997            Dollar change      % change
-------------                                                          ----              ----            -------------      --------
                                                                                      (Dollar amounts in thousands)
Commercial, financial and agricultural ...................           $ 29,403           $21,690           $  7,713            35.6%
Real estate - construction ...............................              5,738             6,563               (825)          (12.6%)
Real estate - mortgage ...................................             62,789            46,734             16,055            34.4%
Installment loans to individuals .........................             19,325            16,348              2,977            18.2%
Obligations of political subdivisions ....................                540               616                (76)          (12.3%)
                                                                     --------           -------           --------            ----

     Total loans - gross .................................           $117,795           $91,951           $ 25,844            28.1%
                                                                     ========           =======           ========            ====

         The Corporation has enjoyed significant loan growth in all three of its markets. The Florence bank accounted for over $5 million or 21% of the increase in the portfolio. The Orangeburg and Sumter banks shared almost equally the remaining $20 million or 79% in loan growth.

         Commercial, financial, and agricultural loans, primarily representing loans made to small businesses, increased by $7.7 million or 36% during 1998. These loans may be made on either a secured or an unsecured basis. When taken, security consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios.

         Real estate loans consist of construction loans and loans secured by mortgages. Construction loans are also generally secured with mortgages. Because the Corporation's subsidiaries are community banks, real estate loans comprise the bulk of the loan portfolio. Construction loans decreased $825,000 or 13% in 1998. Mortgage loans increased $16 million or 34% in 1998.

         The Corporation generally does not compete with 15 and 30 year fixed secondary market mortgage interest rates, so it has elected to pursue the origination of mortgage loans that could be easily sold into the secondary mortgage market. These loans are generally pre-qualified with the underwriters to avoid problems in the sale of the loans. In 1998 and 1997 the Corporation sold $12.1 million and $4.8 million, respectively, in such loans. These loans are sold at par so no gain or loss is recognized at the time of sale. However, the origination and sale of these loans generate fee income. The Corporation also makes mortgage loans for its own account. Such loans are usually for a shorter term than loans made to sell and usually have a variable rather than a fixed interest rate.

         Installment loans to individuals increased $3 million or 18% in 1998.

         Interest income from the loan portfolio was $9.7 million in 1998, compared to $7.7 million in 1997, an increase of $2 million or 26%. The average yield on the portfolio was 9.37% in 1998, compared to 9.48% in 1997.

Secured versus Unsecured Loans

         The Corporation does not aggressively seek to make unsecured loans, since these loans may be somewhat more risky than collateralized loans. There are, however, occasions when it is in the business interests of the Corporation to provide short-term, unsecured loans to selected customers. In 1998 the Corporation had $7.3 million in unsecured loans or 6.2% of its loan portfolio. In 1997 the Corporation had $5.5 million in unsecured loans or 6% of its loan portfolio.

Loan Participations

         Periodically, the Corporation's banking subsidiaries enter into sales or purchases of loan participations with each other and other financial institutions. The banks generally only sell participations in loans that would cause the bank to exceed its lending limitation to a single customer. As the banks' lending limits increase they may buy back such loan participations. Such loans are usually commercial in nature, subject to the banks' standard underwriting requirements, and all risks associated with the portion of the loan sold flow to the purchaser.

         At the end of 1998 the three banks had a total of $3,595,000 in loan participations purchased. Of these loans, all but $219,000 were among the three banks.

         At  the  end  of  1998  the  three   banks  had   $3,333,000   in  loan
participations sold. Of these loans, all were sold among the three banks.

         At the end of 1997 Orangeburg National Bank had sold no participations in loans and purchased $1,662,000 ($1,422,000 from Sumter National Bank) in such participations.

         At the end of 1997 Sumter National Bank had sold $1,422,000 (all to Orangeburg National Bank) in participations and purchased no participations in such loans.

Maturity Distribution of Loans

           The following table sets forth the maturity distribution of the Corporation's loans, by type, as of December 31, 1998, as well as the type of interest on loans due after one year.

                              Within        After one   After five      Total
                              one year      year but      years
                                             within
                                           five years
                                         (Dollar amounts in thousands)
Commercial ................    $12,370      $14,673       $2,625        $29,668
Real Estate ...............     15,920       28,164       24,425         68,509
Installment ...............      4,460       13,807        1,351         19,618
                               -------      -------      -------       --------
     Total ................    $32,750      $56,644      $28,401       $117,795
                               =======      =======      =======       ========

Sensitivity of loans to changes in interest rates-Loans
due after one year
Predetermined interest rate                                             $63,200
Floating interest rate                                                   20,503
     Total                                                              $83,703

Non-performing Loans; Other Problem Assets

Nonaccrual and Past Due Loans

         The nonaccrual, past due, and impaired loans and other real estate owned are summarized in Note 5 to the consolidated financial statements. The Corporation had no restructured loans in 1998 or 1997.

         The Corporation's nonaccrual loan policy is discussed in Note 2 to the consolidated financial statements in the section labeled Loans Receivable. The Corporation's policy on impaired loans is discussed in Note 2 to the consolidated financial statements in the section labeled Allowance for Loan Losses.

         Nonaccrual loans and impaired loans were not material in relation to the portfolio as a whole in 1998. Management is aware of no trends, events or uncertainties that would cause nonaccrual loans to change materially in 1999.

Potential Problem Loans

         At December 31, 1998, the Corporation's internal loan review program had identified $1,180,000 (1% of the portfolio) in various loans where information about credit problems of borrowers had caused management to have concerns about the ability of the borrowers to comply with original repayment terms.

         The amounts reflected above do not represent management's estimate of the potential losses since a large proportion of these loans are secured by real estate and other marketable collateral.

Other Real Estate

         Other real estate, consisting of foreclosed properties, was $266,000 at year-end 1998 compared to $132,000 at year-end 1997. Other real estate is initially recorded at the lower of net loan balance or its estimated fair value, net of estimated disposal costs. The estimate of fair value for foreclosed properties is determined by appraisal at the time of acquisition.

Provision for Loan Losses

         The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. In reviewing the adequacy of the provision for loan losses during each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, the quality of collateral securing problem loans, and the results of its ongoing internal loan review process. Provisions for loan losses totaled $484,000 and $358,000 in 1998 and 1997, respectively. Based on the available information, the Corporation considers its 1998 provision for loan losses adequate.

         Net charge-offs in 1998 were $165,000 or 34% of the provision for loan losses compared to $95,000 or 26% of the provision for loan losses in the prior year. See "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Allowance for Loan Losses

         The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on loans are charged against the allowance in the period in which management determines that such loans become uncollectable. Recoveries of previously charged-off loans are credited to the allowance. At December 31, 1998 and 1997, the allowance for loan losses was 1.24% and 1.24%, respectively, of total loans. Note 5 to the consolidated financial statements provides details on the changes in the allowance for loan losses during 1998 and 1997.

         Based on the current levels of non-performing and other problem loans, management believes that loan charge-offs in 1999 will at least approximate the 1998 levels as such loans progress through the collection, foreclosure, and repossession process. Management believes that the allowance for loan losses, as of December 31, 1998, is sufficient to absorb the expected charge-offs and provide adequately for the inherent losses that remain in the loan portfolio. Management will continue to closely monitor the levels of non-performing and potential problem loans and address the weaknesses in these credits to enhance the amount of ultimate collection or recovery of these assets. Should increases in the overall level of non-performing and potential problem loans accelerate from the current trend, management will adjust the methodology for determining the allowance for loan losses to increase the provision and allowance for loan losses. This would decrease net income.

         The following table presents the allocation of the allowance for loan losses, as of December 31, 1998 and 1997, compared with the percent of loans in the applicable categories to total loans.

                                 Allocation of Allowance for Loan Losses
                                1998      1998 % of         1997     1997 % of
                                        loans in each              loans in each
                                         category to                category to
                                         total loans                total loans
                                      (Dollar amounts in thousands)
Commercial ................   $  364          25%        $  336           24%
Real estate ...............      385          59%           301           58%
Installment ...............      388          16%           288           18%
Unallocated ...............      322           0%           215            0%
                              ------         ----        ------          ----
     Total ................   $1,459         100%        $1,140          100%
                              ======         ====        ======          ====

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

         In reviewing the adequacy of the allowance for loan losses at the end of each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, and the quality of collateral securing problem loans. After charging off all known losses, management considers the allowance adequate to provide for estimated future losses inherent in the loan portfolio at December 31, 1998.

Premises and Equipment

         Premises and equipment were $3,892,000 at December 31, 1998, compared to $2,733,000 the prior year, an increase of $1,159,000 or 42%. Virtually all of this increase was associated with the new bank in Florence. Premises and equipment are discussed further in Note 6 to the consolidated financial statements.

Liquidity

         Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in a timely and economical manner. The most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being the ability to attract deposits within the Orangeburg National Bank, Sumter National Bank, and Florence National Bank service areas. Core deposits (total deposits less certificates of deposit of $100,000 or more) provide a relatively stable funding base. Certificates of deposit of $100,000 or more are generally more sensitive to changes in rates, so they must be monitored carefully. Asset liquidity is provided by several sources, including amounts due from banks, federal funds sold, and investments available for sale.

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

         The Corporation has a demonstrated ability to attract deposits from its market area. Deposits have grown from $67 million in 1994 to over $147 million in 1998. This stable growing base of deposits is the major source of operating liquidity.

         The Corporation's long-term liquidity needs are expected to be primarily affected by the maturing of long-term certificates of deposit. At December 31, 1998, the Corporation had approximately $8 million in certificates of deposit and other obligations maturing in one to five years. The Corporation had $9 million in obligations maturing over five years. The Corporation's assets maturing in the same periods were $58 million and $40 million, respectively. With a substantially larger dollar amount of assets maturing in both periods than liabilities, the Corporation believes that it will not have any significant long-term liquidity problems.

         In the opinion of management, the current and projected liquidity position is adequate.

Average Deposits

         The Corporation's average deposits in 1998 were $128.8 million, compared to $106.2 million the prior year, an increase of $22.6 million or 21.3%.

         The total average deposits for the Corporation for the years ended December 31, 1998 and 1997, are summarized below:

                                                                  1998                                  1997
                                                                 Average             Average           Average             Average
                                                                 balance              cost             balance              cost
                                                                 -------              ----             -------              ----
                                                                                  (Dollar amounts in thousands)
Noninterest bearing demand ...........................          $ 19,536                          $     15,098
Interest bearing transaction accounts ................            14,028              1.80%             11,974              1.87%
Savings-regular ......................................            10,774              2.38%              8,892              2.46%
Savings- money market ................................            11,461              4.96%             10,684              4.32%
Time deposits less than $100,000 .....................            52,314              5.39%             43,240              5.40%
Time  deposits  greater than $100,000 ................            20,731              5.92%             16,282              5.63%
                                                                --------                           -----------

Total average deposits ...............................          $128,844                           $   106,170
                                                                ========                           ===========

         At December 31, 1998, the Corporation had $24,504,000 in certificates of deposit of $100,000 or more. The maturities of these certificates are disclosed in Note 7 to the consolidated financial statements.

Return on Equity and Assets

         The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 1998 and 1997.


                                                  1998              1997
                                                  ----              ----
Return on assets (ROA)                            0.99%              0.98%
Return on equity (ROE)                            8.91%              9.80%
Dividend payout ratio                            28.91%             32.40%
Equity as a percent of assets                    11.17%              9.97%

From 1997 to 1998 average assets increased 27%, average equity increased 42%, and net income increased 29%. Consequently, ROA remained virtually unchanged and ROE showed a decline during the period.

Short-term Borrowings

         The Corporation's short-term borrowings consist of federal funds purchased and securities sold under agreements to repurchase, which generally mature each business day. There was $4,464,000 and $2,551,000 outstanding at year-end 1998 and 1997, respectively. Further information is provided in Note 8 to the consolidated financial statements.

Federal Home Loan Bank Advances

         CBI's banking subsidiary, Orangeburg National Bank, is a member of the Federal Home Loan Bank and as such has access to long-term borrowing from the Federal Home Loan Bank. There were $9,490,000 and $1,060,000 outstanding in such advances at year-end 1998 and 1997, respectively. This substantial increase was the result of Orangeburg National Bank's ongoing asset/liability management strategy. Further information on these borrowings from the FHLB is provided in
Note 9 to the consolidated financial statements.

Dividends

         During 1998 CBI paid cash dividends to shareholders of 16 cents per share, which totaled $453,000. This represented a dividend payout ratio (dividends divided by net income) of 29%. The dividend payout ratio in 1997 was 32%.

Common Stock

         Common stock at December 31, 1998, totaled $14,648,000, compared to $9,156,000 the prior year. This account was increased by the proceeds of the stock sales conducted during the year in conjunction with the opening of the new bank in Florence. The corporation sold 360,000 shares for net proceeds of $5,372,000, options for 53,000 shares were exercised for proceeds of $207,000, and total expenses for the sales were $87,000.

Capital Adequacy

         The Federal Reserve and federal bank regulatory agencies have adopted a risk-based capital standard for assessing the capital adequacy of a bank holding company or financial institution. The minimum required ratio is 8%. Orangeburg National Bank, Sumter National Bank, and Florence National Bank are each considered `well capitalized' for regulatory purposes. This category requires a minimum capital ratio of 10%. During 1998 the parent company transferred $500,000 to Sumter National Bank in the form of additional capital in order to maintain the well-capitalized standing. This additional capital was necessary to accommodate growth in the bank's balance sheet during the year. Detailed information on the Corporation's capital position, as well as that of its subsidiary banks, is provided in Note 16 to the consolidated financial statements. The Corporation considers its current and projected capital position to be adequate.

         The Corporation's and the Banks' actual capital amounts and ratios are also presented in the following table (in thousands of dollars).


                                                                              MINIMUM REQUIRED                    MINIMUM REQUIRED
                                                                                FOR CAPITAL                   TO BE WELL CAPITALIZED
                                                           ACTUAL            ADEQUACY PURPOSES                     UNDER PROMPT
                                                           ------            -----------------                      CORRECTIVE
                                                                                                               ACTION PROVISIONS
                                                                                                               -----------------
                                                 AMOUNT          RATIO       AMOUNT             RATIO        AMOUNT            RATIO
                                                 ------          -----       ------             -----        ------            -----

At December 31, 1998:

Tier I Capital (to
   Average Assets):
      Consolidated ...................          $19,620          10.9%        $7,190            4.0%        $ 8,987             5.0%
      ONB ............................            9,481           8.1%         4,693            4.0%          5,867             5.0%
      SNB ............................            3,672           7.9%         1,872            4.0%          2,340             5.0%
      FNB ............................            4,169          30.1%           542            4.0%            677             5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           19,620          15.9%         4,925            4.0%          7,387             6.0%
      ONB ............................            9,481           9.1%         3,004            4.0%          4,506             6.0%
      SNB ............................            3,672           9.7%         1,508            4.0%          2,262             6.0%
      FNB ............................            4,169          52.7%           316            4.0%            474             6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           20,979          17.0%         9,850            8.0%         12,312            10.0%
      ONB ............................           10,421          13.9%         6,008            8.0%          7,510            10.0%
      SNB ............................            4,039          10.7%         3,017            8.0%          3,771            10.0%
      FNB ............................            4,221          53.4%           632            8.0%            791            10.0%

At December 31, 1997:

Tier I Capital (to
   Average Assets):
      Consolidated ...................          $13,066           9.6%        $5,449            4.0%        $ 6,812             5.0%
      ONB ............................            8,444           8.0%         4,204            4.0%          5,255             5.0%
      SNB ............................            2,997          10.0%         1,198            4.0%          1,497             5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           13,066          14.1%         3,706            4.0%          5,559             6.0%
      ONB ............................            8,444          12.8%         2,631            4.0%          3,947             6.0%
      SNB ............................            2,997          11.6%         1,031            4.0%          1,546             6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           14,149          15.3%         7,412            8.0%          9,265            10.0%
      ONB ............................            9,267          14.1%         5,262            8.0%          6,578            10.0%
      SNB ............................            3,257          12.6%         2,061            8.0%          2,577            10.0%

Noninterest income

         Noninterest income increased to $1,055,000 in 1998 from $768,000 in 1997, a $287,000 or 37.4% increase. The major component of this change was in service charge income, which in 1998 was $798,000 compared to $561,000 in the prior year, a $237,000 or 42.2% increase.

Noninterest expense

         Overall, non-interest expenses increased to $5,074,000 in 1998 from $4,004,000 in 1997, an increase of $1,070,000 or 26.7%. The first six months of operation of the new bank in Florence accounted for $516,000 of this increase. Pre-opening expenses associated with the new bank accounted for $75,000 of this increase. Accordingly, many of the dollar and percentage changes discussed herein will be larger than normal.

         Personnel costs in 1998 were $2,911,000 compared to $2,332,000 the prior year, an increase of $579,000 or 24.8%.

         Premises and equipment expenses in 1998 were $701,000 compared to $527,000 the prior year, a $174,000 or 33% increase.

         Supplies expense was $174,000 in 1998, compared to $121,000 in the prior year, an increase of $53,000 or 43.8%.

         Director fees were $125,000 in 1998, compared to $72,000 in the prior year, an increase of $53,000 or 73.6%. Orangeburg National Bank pays its outside directors $600 per month. Sumter National Bank pays its directors $300 per month. CBI pays its outside directors $200 per month.
Florence National Bank does not pay director fees.

         FDIC insurance costs were $16,000 in 1998, compared to $15,000 in 1997, an increase of $1,000 or 6.7%.

         All other expenses were $1,147,000 in 1998, compared to $937,000 in the prior year, an increase of $210,000 or 22.4%.

Income Taxes

         The Corporation pays U. S. corporate income taxes and South Carolina bank income taxes. The 1998 provision for income taxes was $663,000, compared to $636,000 the prior year, an increase of $27,000 or 4.2%. The Corporation's effective average tax rate is 29.3%. CBI was the beneficiary of the exercise of non-qualified stock options on 58,000 shares during 1998. The tax benefit to the corporation approximated $174,000 and accounts for the temporary reduction in the effective tax rate.

Inflation

         The assets and liabilities of the Corporation are mostly monetary in nature. Accordingly, the financial results and operations of the Corporation are much more impacted by changes in interest rates than changes in inflation. There is, however, a strong correlation between increasing inflation and increasing interest rates. The impact of inflation has been very moderate, less than 2%, during 1998. Prospects appear good for continued low inflation. Although inflation does not normally impact a financial institution as dramatically as it impacts businesses with large investments in plants and inventories, it does have an effect. During periods of high inflation there are usually corresponding increases in the money supply, and banks experience above average growth in assets, loans, and deposits. General increases in the prices of goods and services also result in increased operating expenses.

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES





                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE

Independent Auditors' Report                                                 35
Consolidated Balance Sheets, December 31, 1998 and 1997                      36
Consolidated Statements of Income, Years Ended December 31,
   1998, 1997 and 1996                                                     37-38
Consolidated Statements of Changes in Shareholders' Equity,
    Years Ended December 31, 1998, 1997 and 1996                           39-40
Consolidated Statements of Cash Flows, Years Ended December 31,
   1998, 1997 and 1996                                                     41-42
Notes to Consolidated Financial Statements                                 43-73

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and
Board of Directors of
Community Bankshares, Inc.


We have audited the accompanying consolidated balance sheets of Community Bankshares, Inc., and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Community
Bankshares, Inc., and subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.




Columbia, South Carolina
January 29, 1999

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

             CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 1998 AND 1997

                                     ASSETS
($ in thousands)                                                                                          1998                1997
                                                                                                          ----                ----

Cash and due from banks ....................................................................          $   7,746           $   4,062
Federal funds sold .........................................................................             15,550               1,060
                 Total cash and cash equivalents ...........................................             23,296               5,122
Interest-bearing deposits with banks .......................................................              1,577               1,238
Securities held-to-maturity, at amortized cost .............................................             15,286              17,311
Securities available-for-sale, at fair value ...............................................             18,862              15,141
Loans held for sale ........................................................................                722                 358
Loans receivable ...........................................................................            117,795              91,951
   Less, allowance for loan losses .........................................................             (1,459)             (1,140)
                  Net loans receivable .....................................................            116,336              90,811
Accrued interest receivable ................................................................              1,242               2,733
Premises and equipment - net ...............................................................              3,892               1,168
Net deferred tax asset .....................................................................                453                 351
Other assets ...............................................................................                615                 341
                                                                                                      ---------           ---------

                  Total assets .............................................................            182,281             134,574
                                                                                                      =========           =========

                      LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
   Demand ..................................................................................          $  23,883           $  17,003
   Interest-bearing transaction accounts ...................................................             16,220              13,176
   Savings .................................................................................             25,602              18,984
   Certificates of deposit of $100 and over ................................................             24,504              21,428
   Other time deposits .....................................................................             57,421              46,576
                  Total deposits ...........................................................            147,630             117,167
Federal funds purchased and securities sold under
   agreements to repurchase ................................................................              4,464               2,551
Federal Home Loan Bank advances ............................................................              9,490               1,060
Accrued interest payable ...................................................................                603                 511
Other liabilities ..........................................................................                435                 248
                                                                                                      ---------           ---------
                  Total liabilities ........................................................            162,622             121,537
                                                                                                      ---------           ---------

Shareholders' equity:
   Common stock - no par  value,  authorized  shares -
      12,000,000,  issued  and outstanding, 3,047,686 shares
      in 1998 and 2,634,676 shares in 1997 .................................................             14,648               9,156
   Retained earnings .......................................................................              4,975               3,861
   Accumulated other comprehensive income ..................................................                 36                  20
                                                                                                      ---------           ---------
                  Total shareholders' equity ...............................................             19,659              13,037
                                                                                                      ---------           ---------

                  Total liabilities and shareholders' equity ...............................            182,281             134,574
                                                                                                      =========           =========


                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
 CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

($ in thousands, except per share)                                                                1998           1997          1996
                                                                                                  ----           ----          ----
Interest and dividend income:
   Interest and fees on loans ............................................................       $  9,697        $7,692       $5,444
   Deposits with other financial institutions ............................................            126            73           38
Investment securities interest and dividends:
   Interest - U. S. Treasury and  U.S. Government Agencies ...............................          1,831         1,754        1,569
   Interest - tax exempt securities ......................................................             14            17           17
   Dividends - Federal Reserve Bank and Federal Home Loan Bank ...........................             84            43           30
                                                                                                 --------        ------       ------
                  Total investment securities interest
                    and dividends ........................................................          1,929         1,814        1,616
                                                                                                 --------        ------       ------
   Federal funds sold and securities purchased under agreements to resell ................            568           241          163
                                                                                                 --------        ------       ------
                  Total interest and dividend income .....................................         12,320         9,820        7,261
                                                                                                 --------        ------       ------
Interest expense:
   Deposits:
      Interest-bearing transaction accounts ..............................................            253           217          194
      Savings ............................................................................            774           681          392
      Certificates of deposit of $100 and over ...........................................          1,174           897          757
      Certificates of deposit of less than $100 ..........................................          2,844         2,353        1,778
                                                                                                 --------        ------       ------
                  Total deposits .........................................................          5,045         4,148        3,121
   Federal funds purchased and securities sold under agreements to repurchase ............            119           153           82
   Federal Home Loan Bank advances .......................................................            390            73           76
                  Total interest expense .................................................          5,554         4,374        3,279
Net interest income ......................................................................          6,766         5,446        3,982
Provision for loan losses ................................................................            484           358          227
                                                                                                 --------        ------       ------
                  Net interest income after provision for loan losses ....................          6,282         5,088        3,755
                                                                                                 --------        ------       ------
Non-interest income:
   Service charges on deposit accounts ...................................................            798           561          377
   Deposit box rent ......................................................................             19            16           14
   Bank card fees ........................................................................             12             9            9
   Credit life insurance commissions .....................................................             74            52           27
   Other .................................................................................            152           130           78
                                                                                                 --------        ------       ------
                  Total non-interest income ..............................................          1,055           768          505
                                                                                                 --------        ------       ------
Non-interest expenses:
   Salaries and employee benefits ........................................................          2,911         2,332        1,875
   Premises and equipment ................................................................            701           527          368
   Supplies ..............................................................................            174           121           92
   Director fees .........................................................................            125            72           70
   FDIC insurance ........................................................................             16            15            5
   Other .................................................................................          1,147           937          687
                                                                                                 --------        ------       ------
                  Total non-interest expenses ............................................          5,074         4,004        3,097
                                                                                                 --------        ------       ------
Income before provision for income taxes and
   cumulative effect of a change in accounting principle .................................       $  2,263        $1,852       $1,161
Provision for income taxes ...............................................................            663           636          411
Income before cumulative effect of a change in accounting principle ......................          1,600         1,216          750
Cumulative effect of a change in accounting principle, net of tax ........................             33             -            -
                                                                                                 --------        ------       ------
            Net income ...................................................................          1,567         1,216          750
                                                                                                 ========        ======       ======
Average number of common shares outstanding ..............................................          2,896         2,635        2,456
Average number of common shares outstanding, assuming dilution ...........................          2,950         2,682        2,467
Earnings per common share:
   Income per share before cumulative effect of a change in accounting principle .........       $   0.55        $ 0.46       $ 0.31
   Per share for cumulative effect of a change
   in accounting principle, net of tax ...................................................          (0.01)            -            -
                                                                                                 --------        ------       ------
   Net income per share ..................................................................       $   0.54        $ 0.46       $ 0.31
                                                                                                 ========        ======       ======
Earnings per common share, assuming dilution:
   Income per share before cumulative effect of a change in accounting principle .........       $   0.54        $ 0.45       $ 0.30
   Per share for cumulative effect of a change in accounting principle, net of tax .......          (0.01)            -            -
                                                                                                 --------        ------       ------
   Net income per share ..................................................................       $   0.53        $ 0.45       $ 0.30
                                                                                                 ========        ======       ======


                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
                  YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

($ in thousands, except per share)
                                                                                                            ACCUMULATED
                                                                                                              OTHER
                                                         ............ COMMON STOCK..........   RETAINED   COMPREHENSIVE
                                                         SHARES          AMOUNT   SUBSCRIBED   EARNINGS       INCOME         TOTAL
                                                         ------          ------   ----------   --------       ------         -----
Balance
   January 1, 1996 ...............................      1,726,476        4,617        98       $ 2,607       $    23       $  7,345
   Sale of shares ................................        900,000        4,500       (98)            -             -          4,402
   Stock issuance cost ...........................              -          (52)        -             -             -            (52)
                                                                                                                           --------
   Comprehensive income:
     Net income ..................................              -            -         -           750             -            750
     Change in unrealized gain
        (loss), net of applicable
        deferred income taxes
        on securities
        available-for-sale .......................              -            -         -             -           (23)           (23)
                                                                                                                           --------
             Total comprehensive income ..........                                                                              727
                                                                                                                           --------
   Dividends paid at $.145
      per share ..................................              -            -         -          (318)            -           (318)
                                                        ---------      -------       ---       -------       -------       --------
Balance,
   December 31, 1996 .............................      2,626,476        9,065         -         3,039             -         12,831
   Sale of shares ................................          8,200          100         -             -             -            100
   Stock issuance cost ...........................              -           (9)        -             -             -             (9)
                                                                                                                           --------
   Comprehensive Income:
     Net income ..................................              -            -         -         1,216             -          1,216
     Change in unrealized gain
        (loss), net of applicable
        deferred income taxes
        on securities
        available-for-sale .......................              -            -         -             -            20             20
                                                                                                                           --------
            Total comprehensive income ...........                                                                            1,236
                                                                                                                           --------
   Dividends paid at $.15
      per share ..................................              -            -         -          (394)            -           (394)
                                                        ---------      -------       ---       -------       -------       --------
Balance,
   December 31, 1997 .............................      2,634,676        9,156         -       $ 3,861       $    20       $ 13,037
   Sale of shares ................................        360,010        5,372         -             -             -          5,372
   Stock issuance cost ...........................              -          (87)        -             -             -            (87)
   Stock options exercised .......................         53,000          207         -             -             -            207
   Comprehensive income:
     Net income ..................................              -            -         -         1,567         1,567
     Change in unrealized gain
        (loss), net of applicable
        deferred income taxes
        on securities
        available-for-sale .......................              -            -         -             -            16             16
                                                                                                                           --------
        Total comprehensive income ...............              -            -         -             -             -          1,583
                                                                                                                           --------
   Dividends paid at $.16
      per share ..................................              -            -         -          (453)            -           (453)
                                                        ---------      -------       ---       -------       -------       --------
Balance,
   December 31, 1998 .............................      3,047,686       14,648         -         4,975            36         19,659
                                                        =========      =======       ===       =======       =======       ========

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS,
                  YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

($ in thousands)
                                                                          1998           1997            1996
                                                                          ----           ----            ----
Cash flows from operating activities:
   Net income .............................................................          $  1,567           $  1,216           $    750
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization .......................................               437                295                222
      Accretion of discounts and amortization of premiums -
         securities - net .................................................                (8)              (103)               (40)
      Provision for loan losses ...........................................               484                358                227
      Deferred income taxes ...............................................              (102)               (68)              (103)
      Proceeds from sales of real estate loans held for sale ..............            12,089              4,768              4,105
      Originations of real estate loans held for sale .....................           (12,089)            (4,768)            (4,105)
      Increase in real estate loans held for sale .........................              (363)               (63)              (295)
      Net changes in operating assets and liabilities:
         Accrued interest receivable ......................................               (75)              (313)              (139)
         Other assets .....................................................              (339)                29               (237)
         Accrued interest payable .........................................                93                160                 58
         Other liabilities ................................................               187                (33)                84
                                                                                     --------           --------           --------
                  Net cash provided by operating activities ...............             1,881              1,478                527
                                                                                     --------           --------           --------
Cash flows from investing activities:
   Net increase in interest-bearing deposits
      with banks ..........................................................              (339)              (806)              (111)
   Purchases of securities held-to-maturity ...............................           (19,253)           (10,156)            (9,175)
   Purchases of securities available-for-sale .............................           (23,181)           (11,918)            (6,786)
   Proceeds from maturities of securities
      held-to-maturity ....................................................            21,284              8,999              9,786
   Proceeds from maturities of securities
       available-for-sale .................................................            19,479              7,614              5,095
   Loan originations and principal collections, net .......................           (26,012)           (24,296)           (16,588)
   Purchases of premises and equipment ....................................            (1,530)              (190)            (1,331)
                                                                                     --------           --------           --------
                  Net cash used by investing activities ...................           (29,552)           (30,753)           (19,110)
                                                                                     --------           --------           --------
Cash flows from financing activities:
   Net increase in demand, transaction
      and savings deposit accounts ........................................          $ 16,544           $  9,354           $ 10,037
   Net increase in time deposits ..........................................            13,919             17,961              7,264
   Net increase (decrease) in federal funds purchased
      and securities sold under agreements to repurchase ..................             1,913                807               (826)
   Federal Home Loan Bank advances ........................................             8,430                (70)               430
   Increase in note payable ...............................................                 -                  -                809
   Repayment of note payable ..............................................                 -                  -             (1,049)
   Proceeds from issuance of common stock .................................             5,372                100              4,402
   Stock issuance cost ....................................................               (87)                (9)               (52)
   Proceeds from stock options exercised ..................................               207                  -                  -
   Dividends paid .........................................................              (453)              (394)              (318)
                                                                                     --------           --------           --------
                  Net cash provided by financing activities ...............            45,845             27,749             20,697
                                                                                     --------           --------           --------
Net increase (decrease) in cash and cash equivalents ......................            18,174             (1,526)             2,114
Cash and cash equivalents at beginning of year ............................             5,122              6,648              4,534
                                                                                     --------           --------           --------
Cash and cash equivalents at end of year ..................................            23,296              5,122              6,648
                                                                                     ========           ========           ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
      Interest payments on a cash basis (net of
         $ 6 capitalized in 1996) .........................................          $  5,461           $  4,222           $  3,222
                                                                                     ========           ========           ========
      Cash payments for income taxes ......................................          $    718           $    758           $    516
                                                                                     ========           ========           ========
SUPPLEMENTAL SCHEDULE OF NON-CASH
   INVESTING ACTIVITIES:
      Non-cash transfers during the year for transfer of
         loans receivable to other real estate owned ......................          $      -           $    132           $      -
                                                                                     ========           ========           ========

                  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
                  YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION:

Community Bankshares, Inc. (the "Corporation"), was organized under the laws of the State of South Carolina and was chartered as a business corporation on November 30, 1992. Pursuant to the provisions of the Federal Bank Holding Company Act, an application was filed with and approved by the Board of Governors of the Federal Reserve System for the Corporation to become a bank holding company by the acquisition of Orangeburg National Bank (ONB).

In June 1996, Sumter National Bank (SNB) and in July 1998, Florence National Bank (FNB) commenced operations in Sumter and Florence, South Carolina, respectively, following approval by the Comptroller of the Currency and other regulators. Upon completion of their organization, the common stock of SNB and FNB was acquired by the Corporation.

The Banks operate as wholly-owned subsidiaries of the Corporation with separate Boards of Directors and operating policies and provide a variety of financial services to individuals and small businesses through their offices in South Carolina. The primary deposit products are checking, savings and term certificate accounts and the primary lending products are consumer, commercial and mortgage loans.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Community Bankshares, Inc. and subsidiaries are in conformity with generally accepted accounting principles followed within the banking industry.
The significant accounting policies followed are summarized below.

    PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Corporation (the Parent Holding Company) and its wholly-owned subsidiaries, the Banks. All significant intercompany balances and transactions have been eliminated in consolidation.

    USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of deferred taxes.

COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

    SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK:

Most of the Corporation's activities are with customers located within South Carolina. Note 4 discusses the types of securities the Corporation purchases.
Note 5 discusses the types of lending that the Corporation engages in. The Corporation does not have any significant concentrations to any one industry or customer. The Banks grant agribusiness, commercial, consumer and residential loans to customers throughout the State of South Carolina. Although the Banks have diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economies of Florence, Orangeburg and Sumter Counties, South Carolina and the surrounding areas.

    ORGANIZATION, STOCK OFFERING AND PREOPENING COSTS:

Preopening costs associated with the organization of the Banks were expensed as incurred while stock issuance costs were charged to common stock as incurred.

Organization costs were, until 1998, deferred and amortized over five years using the straight-line method. In 1998, the Corporation adopted Statement of Position ("SOP") 98-5, "Reporting on the Costs of Start-Up Activities." This SOP requires costs of start-up activities and organization costs to be expensed as incurred. The initial application of this SOP is reported as the cumulative effect of a change in accounting principle.

The effect of adopting this SOP was to decrease income before provision for income taxes and net income by $45,907 and $32,349, respectively, and basic earnings per share and diluted earnings per share by $0.01 and $0.01, respectively.

    CASH AND CASH EQUIVALENTS:

For purposes of the consolidated statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets under the caption, "Cash and due from banks" and "federal funds sold," all of which mature within ninety days.


    INTEREST-BEARING DEPOSITS WITH BANKS:

Interest-bearing deposits with banks mature within one year and are carried at cost.

    SECURITIES:

Securities that management has both the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Securities that may be sold prior to maturity for asset/liability management purposes, or that may be sold in response to changes in interest rates, changes in prepayment risk, to increase regulatory capital or other similar factors, are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of securities available-for-sale are recorded on the trade date and are determined using the specific identification method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

Interest and dividends on securities, including the amortization of premiums and
the  accretion  of  discounts,   are  reported  in  interest  and  dividends  on
securities.

No securities are being held for short-term resale; therefore, the Corporation does not currently use a trading account classification.

    LOANS HELD FOR SALE:

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Gains and losses, if any, on the sale of such loans are determined using the specific identification method.

    LOAN SALES:

The Corporation originates loans for sale generally without recourse to other financial institutions under commitments or other arrangements in place prior to loan origination. Sales are completed at or near the loan origination date. All fees and other income from these activities are recognized in income when loan sales are completed.

    LOANS RECEIVABLE:

The Corporation grants mortgage, commercial and consumer loans to customers. The ability of the Corporation's debtors to honor their contracts is dependent upon the real estate and general economic conditions in its service areas. Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balance adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in process of collection. Residential real estate loans are typically placed on nonaccrual at the time the loan is 120 days delinquent. Credit card loans, other unsecured personal credit lines and certain consumer finance loans are typically charged-off no later than the time the loan is 180 days delinquent. Other consumer loans are charged-off at the time the loan is 120 days delinquent. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash basis or cost recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

    ALLOWANCE FOR LOAN LOSSES:

The allowance for loan losses is established through a provision for loan losses charged against earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses related to impaired loans that are identified for evaluation is based on discounted cash flows using the loan's initial effective interest rate or the fair value, less selling costs, of the collateral for collateral dependent loans. By the time a loan becomes probable of foreclosure it has been charged down to fair value, less estimated cost to sell.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures.

    TRANSFERS OF FINANCIAL ASSETS:

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Corporation, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Corporation does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

    STOCK-BASED COMPENSATION:

Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No 25, "Accounting for Stock Issued to Employees," whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Corporation's stock option plan have no intrinsic value at the grant date, and under Opinion No. 25 no compensation cost is recognized for them. The Corporation has elected to continue with the accounting methodology in Opinion No. 25 and, as a result, has provided pro forma disclosures of net income and earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

    OTHER REAL ESTATE OWNED:

Foreclosed assets, which are recorded in other assets, include properties acquired through foreclosure or in full or partial satisfaction of the related loan.

Foreclosed assets initially are recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other expenses.

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

    MARKETING EXPENSES:

The Corporation expenses the costs of marketing as incurred. Marketing expenses totaled approximately $166,000, $112,000, and $86,000 in 1998, 1997 and 1996,
respectively.

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

    FINANCIAL INSTRUMENTS:

In the ordinary course of business the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Community Bankshares, Inc. through its banking subsidiaries, ONB, SNB, and FNB, provides a broad range of financial services to individuals and companies in central South Carolina. These services include demand, time, and savings deposits; lending services; ATM processing; and similar financial services. While the Corporation's decision makers monitor the revenue streams of the various financial products and services, operations are managed and financial performance is evaluated on a corporate-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

    FAIR VALUES OF FINANCIAL INSTRUMENTS:

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Corporation's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

    Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values.

    Interest-bearing    deposits   with   banks.   The   carrying   amounts   of
    interest-bearing deposits with banks approximate their fair values.

    Securities available-for-sale and held-to-maturity. Fair values for securities, excluding Federal Home Loan Bank and Federal Reserve Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank and Federal Reserve Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank and Federal Reserve Bank. The market values of state and local government securities are established with the assistance of an independent pricing service. The values are based on data which often reflect transactions of relatively small size and are not necessarily indicative of the value of the securities when traded in large volumes.

    Loans held for sale. The carrying amounts approximate their fair values.

    Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market prices of similar loans sold, adjusted for differences in loan characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

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

    Accrued interest. The carrying amounts of accrued interest approximate fair value.

    Off-balance-sheet instruments. Fair values for off-balance-sheet credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

    EARNINGS PER COMMON SHARE:

Basic earnings per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. Potential common shares that may be issued by the Corporation relate solely to outstanding stock options, and are determined using the treasury stock method.

Earnings per common share have been computed based on the following:

                                                                                               Years Ended December 31,
                                                                                               ------------------------

                                                                                      1998              1997                1996
                                                                                      ----              ----                ----
                                                                                                   (In thousands)

Net income applicable to common stock ..................................          $    1,567          $    1,216          $      750
                                                                                  ==========          ==========          ==========

Average number of common shares outstanding ............................           2,895,726           2,634,676           2,455,878
Effect of dilutive options .............................................              53,857              47,186              11,526
                                                                                  ----------          ----------          ----------
Average number of common shares outstanding
  used to calculate diluted earnings per common share ..................           2,949,583           2,681,862           2,467,404
                                                                                  ==========          ==========          ==========

In January 1999, the Corporation purchased 47,100 shares of its common stock from the Corporation's former chief executive officer. The redemption price per share was at the then market price of $13 3/8 and totaled approximately $630,000.

    COMPREHENSIVE INCOME:

The Corporation adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on securities available-for-sale, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. The adoption of SFAS No. 130 had no effect on the Corporation's net income or shareholders' equity. Currently, the Corporation's only component of Comprehensive Income is its unrealized gains on securities available-for-sale.

    DIVIDEND REINVESTMENT PLAN:

Under the Corporation's Dividend Reinvestment Plan, stockholders may reinvest all or part of their cash dividends in shares of common stock and also purchase additional shares of common stock.

    ACCOUNTING PRONOUNCEMENTS:

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", will be effective for the Corporation beginning January 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. The adoption of this Statement in 2000 is not expected to have a material effect on the Corporation's consolidated financial statements.

    OTHER:

Certain amounts in the statements have been restated to conform to the current year's presentation and disclosure requirements.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS:

The Banks are required to maintain average reserve balances with the Federal Reserve, or in vault cash. The average daily reserve balance requirements for December 31, 1998 and 1997, were met by vault cash held in the three banks.

At December 31, 1998, the Corporation had bank balances with correspondent banks totaling approximately $249,000, all fully insured by the FDIC.

NOTE 4 - SECURITIES:

The carrying amount of securities and their approximate fair values follow (in thousands of dollars).

Securities held-to-maturity consist of the following:

                                    ............ DECEMBER 31, 1998..............
                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED  UNREALIZED      FAIR
                                      COST       GAINS      LOSSES        VALUE
                                      ----       -----      ------        -----
U.S. Government and
   federal agencies ..........       $15,035       $61       $(20)       $15,076

State and local
   governments ...............           251         2          -            253
                                     -------       ---       ----        -------

            Total ............        15,286        63        (20)        15,329
                                     =======       ===       ====        =======

                                    ............ DECEMBER 31, 1997..............
                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED  UNREALIZED      FAIR
                                      COST       GAINS      LOSSES        VALUE
                                      ----       -----      ------        -----

U.S. Government and
   federal agencies ..........       $16,906       $37       $(20)       $16,923

State and local
   governments ...............           405         3          -            408
                                     -------       ---       ----        -------

            Total ............        17,311        40        (20)        17,331
                                     =======       ===       ====        =======

Securities available-for-sale consist of the following:

                                    ............ DECEMBER 31, 1998..............
                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED  UNREALIZED      FAIR
                                      COST       GAINS      LOSSES        VALUE
                                      ----       -----      ------        -----

U.S. Government and
   federal agencies ..........       $16,921       $74       $(20)       $16,975

State and local
   governements ..............           225         2          -            227

Federal Home Loan
   Bank stock ................         1,189         -          -          1,189

Federal Reserve
   Bank stock ................           385         -          -            385

Equity securities ............            86         -          -             86
                                     -------       ---       ----        -------

            Total ............        18,806        76        (20)        18,862
                                     =======       ===       ====        =======

                                    ............ DECEMBER 31, 1997..............
                                                 GROSS      GROSS
                                    AMORTIZED  UNREALIZED  UNREALIZED      FAIR
                                      COST       GAINS      LOSSES        VALUE
                                      ----       -----      ------        -----

U.S. Government and
   federal agencies ..........       $14,413       $52       $(21)       $14,444

Federal Home Loan
   Bank stock ................           327         -          -            327

Federal Reserve
   Bank stock ................           229         -          -            229

Equity securities ............           141         -          -            141
                                     -------       ---       ----        -------

            Total ............        15,110        52        (21)        15,141
                                     =======       ===       ====        =======

The   following   is  a  summary  of   maturities   and  yields  of   securities
held-to-maturity and securities available-for-sale as of December 31, 1998 (in thousands of dollars):

                                                                             After five years
                                                        After one year but    but within ten
                                     Within one year    within five years          years        Over ten years            Total
                                     ---------------    -----------------     --------------    ---------------     ----------------

Securities held-to-maturity:
U.S. Treasury securities .........    $    -    0.00%     $    -    0.00%    $     -    0.00%    $    -    0.00%    $     -    0.00%
Federal agency obligations .......     1,000    5.60%      3,586    6.48%     10,449    6.04%         -    0.00%     15,035    6.15%
State and local governments ......       251    5.67%          -    0.00%          -    0.00%         -    0.00%        251    5.67%
                                      ------    ----     -------    ----     -------    ----     ------    ----     -------    ----
          Total held-to-maturity .     1,251    5.64%      3,586    6.48%     10,449    6.04%         -    0.00%     15,286    5.91%
                                      ------    ----     -------    ----     -------    ----     ------    ----     -------    ----

Securities available-for-sale:
U.S. Treasury securities .........       705    6.14%          -    0.00%          -    0.00%         -    0.00%        705    6.14%
Federal agency obligations .......       500    5.40%      7,156    5.77%      8,614    6.21%         -    0.00%     16,270    5.79%
State and local governments ......         -    0.00%        227    7.20%          -    0.00%         -    0.00%        227    7.20%
Equities .........................         -    0.00%          -    0.00%          -    0.00%     1,660    7.37%      1,660    7.37%
                                      ------    ----     -------    ----     -------    ----     ------    ----     -------    ----
         Total available-for-sale      1,205    5.77%      7,383    6.49%      8,614    6.21%     1,660    7.37%     18,862    6.63%
                                      ------    ----     -------    ----     -------    ----     ------    ----     -------    ----

Total for portfolio ..............     2,456    5.71%     10,969    6.49%     19,063    6.13%     1,660    7.37%     34,148    6.27%
                                      ======    ====     =======    ====     =======    ====     ======    ====     =======    ====

Yields on tax exempt obligations have been computed on a tax equivalent basis using the maximum federal tax rate of 34%.

All equity securities including investments in the Federal Home Loan Bank stock and Federal Reserve Bank stock (as required by the respective banks) have no contractual maturity and are classified in the maturity category of over ten years.

Securities with a carrying amount of approximately $15,719,000 and $9,894,000 at December 31, 1998 and 1997, respectively, were pledged. Of these respective amounts, approximately $7,590,000 and $3,580,000 was pledged to secure public deposits.

NOTE 5 - LOANS RECEIVABLE:

The following is a summary of loans by category at December 31, 1998 and 1997 (in thousands of dollars):

                                                                                                       1998                   1997
                                                                                                       ----                   ----

Commercial, financial and agricultural ............................................                 $ 29,403                 $21,690
Real estate - construction ........................................................                    5,738                   6,563
Real estate - mortgage ............................................................                   62,789                  46,734
Installment loans to individuals ..................................................                   19,325                  16,348
Obligations of states and political subdivisions ..................................                      540                     616
                                                                                                     -------                  ------

          Total loans - gross .....................................................                  117,795                  91,951
                                                                                                     =======                  ======


The loan portfolio included fixed rate and adjustable rate loans totaling $72,458,000 and $45,337,000 at December 31, 1998 and 1997, respectively.

Overdrawn demand deposits totaling $142,000 and $391,000 have been reclassified as loan balances at December 31, 1998 and 1997, respectively.

Gross proceeds on mortgage loans originated for resale were approximately $12,100,000, $4,800,000, and $4,100,000 for the years ended December 31, 1998,
1997 and 1996, respectively. The Bank sold all of these loans at par; therefore, no gain or loss was recognized on the sales.

Loans outstanding to directors, executive officers, principal holders of equity securities, or to any of their associates totaled $6,595,000 at December 31, 1998, and $2,946,000 at December 31, 1997. A total of $6,585,005 in loans were made or added, while a total of $2,936,000 were repaid or deducted during 1998. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Changes in the composition of the board of directors or the group comprising executive officers result in additions to or deductions from loans outstanding to directors, executive officers or principal holders of equity securities.

Changes in the allowance for loan losses and related ratios for the years ended December 31, 1998, 1997 and 1996, were as follows (in thousands of dollars):

                                                                                   1998                 1997                 1996
                                                                                   ----                 ----                 ----

Average amount of loans outstanding ................................             $103,349              $81,167              $57,806
                                                                                 ========              =======              =======
Allowance for loan losses at beginning
   of year .........................................................             $  1,140              $   876              $   707
                                                                                 --------              -------              -------
Loan charge-offs:
   Real estate .....................................................             $      7              $     -              $     -
   Installment .....................................................                  111                  121                   70
   Credit cards and related plans ..................................                    6                    9                    5
   Commercial and other ............................................                   56                    2                   11
                                                                                 --------              -------              -------
   Total charge-offs ...............................................                  180                  132                   86
Recoveries:
   Real estate .....................................................                    -                    -                    4
   Installment .....................................................                   12                   34                   23
   Credit cards and related plans ..................................                    3                    4                    1
                                                                                 --------              -------              -------
   Total recoveries ................................................                   15                   38                   28
                                                                                 --------              -------              -------
Net charge-offs ....................................................                  165                   94                   58
                                                                                 --------              -------              -------
Provision for loan losses ..........................................                  484                  358                  227
                                                                                 --------              -------              -------
Allowance for loan losses at end of year ...........................                1,459                1,140                  876
                                                                                 ========              =======              =======
Ratios
Net charge-offs to average loans outstanding .......................                 0.16%                0.12%                0.10%
Net charge-offs to loans outstanding at end of year ................                 0.14%                0.10%                0.08%
Allowance for loan losses to average loans .........................                 1.41%                1.40%                1.52%
Allowance for loan losses to total loans at end of year ............                 1.24%                1.24%                1.27%
Net charge-offs to allowance for losses ............................                11.31%                8.33%                6.62%
Net charge-offs to provision for loan losses .......................                34.09%               26.46%               25.55%

The following is a summary of information pertaining to impaired loans:

                                                         Year Ended December 31,
                                                         -----------------------
                                                            1998           1997
                                                            ----           ----
                                                               (In thousands)

Impaired loans without a valuation allowance ........       $ -            $ -
Impaired loans with a valuation allowance ...........        31             81
                                                            ---            ---

Total impaired loans ................................        31             81
                                                            ===            ===

Valuation allowance related to impaired loans .......       $ 6            $12
                                                            ===            ===


NOTE 5 - LOANS RECEIVABLE (CONTINUED):

                                                        Years Ended December 31,
                                                        ------------------------
                                                         1998     1997      1996
                                                         ----     ----      ----
                                                             (In thousands)

Average investment in impaired loans ...............     $ 74     $ 98     $ 114
                                                         ====     ====     =====
Interest income recognized on impaired loans .......     $  -     $  -     $   -
                                                         ====     ====     =====
Interest income recognized on
  a cash basis on impaired loans ...................     $  -     $  -     $   -
                                                         ====     ====     =====

No additional funds are committed to be advanced in connection with impaired loans.

Nonaccrual, past due loans, and other real estate owned at December 31, 1998 and 1997, were as follows (in thousands of dollars):

                                                                1998       1997
                                                                ----       ----

Nonaccrual loans .........................................      $ 31       $ 81
Accruing loans 90 days or more past due ..................       187          -
                                                                ----       ----
          Total ..........................................       218         81
                                                                ====       ====
          Total as a percentage of outstanding loans .....      0.19%      0.09%
                                                                ====       ====
Other real estate owned ..................................      $266       $132
                                                                ====       ====

Gross interest income that would have been recorded for the year ended December 31, 1998 and 1997, if nonaccrual loans had been performing in accordance with their original terms was approximately $2,066 and $7,700, respectively.

NOTE 6 - PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 1998 and 1997, consist of the following (in thousands of dollars):

                                                             1998           1997
                                                             ----           ----

Land ...............................................        $  684        $  684
Building and components ............................         2,101         1,381
Furniture, fixtures and equipment ..................         2,440         1,726
                                                            ------        ------
          Total ....................................         5,225         3,791
Less, accumulated depreciation .....................         1,408         1,058
                                                            ------        ------
                                                             3,817         2,733
Construction in progress ...........................            75             -
                                                            ------        ------

          Premises and equipment - net .............         3,892         2,733
                                                            ======        ======

Depreciation expense charged to operations was approximately $371,000, $294,000,
and  $202,000,   for  the  years  ended  December  31,  1998,   1997  and  1996,
respectively.

The FNB office building was constructed on leased land. The land is being leased under a noncancellable operating lease for an initial term of ten years. The lease terms provide for two ten year renewal options and a third renewal of two years. FNB is responsible for property taxes and improvements. The annual basic rent in lease years one through five will be $48,000 and in years six through ten $53,000.

Rent expense totaled approximately $25,000 in 1998.

NOTE 7 - DEPOSITS:

At December 31, 1998, the scheduled maturities of time deposits greater than $100,000 are as follows (in thousands of dollars):

Maturity
Less than 3 months                        $ 9,697
Over 3 through 6 months                     5,818
Over 6 through 12 months                    6,955
One to five years                           2,034
                                          -------

Total                                     $24,504
                                          =======

Deposits  of  directors  and  officers  totaled  approximately   $5,662,000  and
$1,756,000 at December 31, 1998 and 1997, respectively.

NOTE 8 - OTHER BORROWED FUNDS:

Federal funds purchased and securities sold under agreements with customers to repurchase generally mature within one to four days from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction.
The Corporation monitors the fair value of the underlying securities on a daily basis.

Information concerning securities sold under agreements to repurchase is summarized as follows (in thousands of dollars):

                                                             1998         1997
                                                             ----         ----

Outstanding at year-end ..............................      $4,464       $2,551
                                                            ======       ======
Interest rate at year-end ............................        3.00%        4.00%
                                                            ======       ======
Maximum month-end balance during the year ............      $7,315       $6,473
                                                            ======       ======
Average amount outstanding during the year ...........      $3,220       $3,826
                                                            ======       ======
Weighted average interest rate during the year .......        3.69%        3.99%
                                                            ======       ======

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES:

ONB is a member of the Federal Home Loan Bank and as such, has access to long-term borrowing. The collateral for any such borrowings is a blanket lien on ONB's one to four family residential loans and the stock in the Federal Home Loan Bank.

Borrowings during 1998 and 1997 are summarized as follows (in thousands of dollars):

                                                             1998         1997
                                                             ----         ----

Outstanding at year-end ..............................      $9,490       $1,060
                                                            ======       ======
Interest rate at year-end ............................        5.41%        6.60%
                                                            ======       ======
Maximum amount outstanding at any month-end ..........      $9,560       $1,130
                                                            ======       ======
Average amount outstanding during the year ...........      $6,905       $1,101
                                                            ======       ======
Weighted average interest rate during the year .......        5.65%        6.63%
                                                            ======       ======

Principal reductions are as follows (in thousands of dollars):

            YEAR ENDED:
                1999                       $   70
                2000                           70
                2001                           70
                2002                           70
                2003                           70
                 Thereafter                $9,140
                                           ------

                        Total              $9,490
                                           ======

NOTE 10 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES:

At December 31, 1998, 190,000 common shares were reserved for issuance for employee stock option plans and 600,000 common shares were reserved for issuance pursuant to the dividend reinvestment and additional stock purchase plan.

Under the 1997 Stock Option Plan, up to 106,000 shares of common stock were authorized to be granted to selected officers and other employees of the Corporation and its subsidiaries pursuant to exercise of incentive and nonqualified stock options. Of such shares, 76,000 were reserved for issuance pursuant to exercise of incentive stock options and 30,000 were reserved for issuance pursuant to exercise of nonqualified stock options. In April, 1997, incentive stock options relating to 75,800 shares of common stock were granted to officers and employees of the Corporation. These options were not exercisable before April, 1998, and expire April, 2007.

Under the 1994 Stock Option Plan, the Corporation reserved 84,000 shares of common stock for issuance upon exercise of options granted to key employees as nonqualified stock options. The options expire in 2000.

The exercise price of any option granted is equal to the fair value of the common stock on the date the option is granted.

The Corporation applies APB Opinion 25 and related Interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized. Had compensation cost for the Corporation's stock options been determined based on the fair value at the grant date for its stock options consistent with the method prescribed by SFAS No. 123, the Corporation's 1997 net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                               Year Ended December 31, 1997
                                               ----------------------------
                                          (In thousands, except per share data)

    Net income                As reported                  $1,216
                              Pro Forma                     1,094

    Earnings per share        As reported                   $0.46
                              Pro Forma                      0.42

    Earnings per share,       As reported                   $0.45
      assuming dilution       Pro Forma                      0.41

The fair value of each option  grant is estimated on the date of grant using the
Black-Scholes   option-pricing   model  with  the   following   weighted-average
assumptions:

                                                 Year Ended December 31, 1997

       Dividend yield                                     1.88%
       Expected life                                      4.7 years
       Expected volatility                                 .339
       Risk-free interest rate                            5.28%

Pro forma net income reflects only options granted since 1995, therefore, the full impact of calculating the compensation expense for stock options under SFAS No. 123 is not reflected in the pro forma net income amount presented above since options granted prior to January 1, 1995, are not considered. The per share weighted average fair value of stock options granted during 1997 was $8.69 on the date of grant.

A summary of the status of the Corporation's 1994 stock option plan is presented below:

                                               1998                         1997                          1996
                                               ----                         ----                          ----
                                                   Exercise                      Exercise                      Exercise
                                       Shares       Price            Shares       Price             Shares       Price
                                       ------       -----            ------       -----             ------       -----

Fixed options:
  Outstanding at beginning
       of year                          80,500       $3.90           84,000       $3.90            84,000         $3.90
  Granted                                    -           -                -           -                 -             -
  Exercised                            (53,000)       3.90                -           -                 -             -
  Forfeited                                  -           -           (3,500)       3.90                 -             -
                                             -                      -------                             -
  Outstanding at end of
        year                            27,500        3.90           80,500        3.90            84,000          3.90
                                       =======                      =======                        ======

Options exercisable at
   year-end                             27,500        3.90           80,500        3.90            84,000          3.90
Fair value of options
   granted  during the year.
                                             -                            -                             -

A summary of the status (shares in thousands) of the Corporation's 1997 stock option plan is presented below:

                                           1998                    1997
                                           ----                    ----
                                               Exercise                 Exercise
                                   Shares       Price        Shares       Price

Fixed options:
  Outstanding at beginning
       of year                      75,800       $8.00             -       $   -
  Granted                                -           -        75,800        8.00
  Exercised                         (2,200)       8.00             -           -
  Forfeited                         (1,800)       8.00             -           -
                                    -------                   ------
  Outstanding at end of
        year                        71,800                    75,800
                                    ======                    ======

Options exercisable at
   year-end                         71,800        8.00             -           -
Fair value of options
 granted during the year.                -

NOTE 10 - STOCK OPTIONS AND DIVIDEND REINVESTMENT SHARES
   (CONTINUED):

Information pertaining to options (in thousands) outstanding at December 31, 1998 is as follows:

                                           Options Outstanding                             Options Exercisable
                                           -------------------                             -------------------
                                                  Weighted
                                                   Average              Weighted                                Weighted
                                                  Remaining             Average                                 Average
      Exercise                 Number            Contractual            Exercise               Number           Exercise
       Prices               Outstanding             Life                 Price              Exercisable          Price
       ------               -----------             ----                 -----              -----------          -----

      $3.90                     27,500             1.4 years             $3.90               27,500            $3.90
       8.00                     71,800             8.3 years              8.00               71,800             8.00
                                ------                                                       ------

Outstanding at
end of year                     99,300             6.4 years             $6.90               99,300            $6.86
                                ======                                                       ======

NOTE 11 - INCOME TAXES:

The Corporation files consolidated federal income tax returns on a calendar-year basis.

The 1998, 1997 and 1996 provision for income taxes consists of the following (in thousands of dollars):

                                             1998          1997            1996
                                             ----          ----            ----
Currently payable:
   Federal ........................         $ 710          $ 636          $ 460
   South Carolina .................            80             77             54
Deferred income taxes .............          (127)           (77)          (103)
                                            -----          -----          -----

          Total ...................           663            636            411
                                            =====          =====          =====

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense as indicated in the following analysis (in thousands of dollars):
                                                   1998         1997       1996
                                                   ----         ----       ----
Income tax at statutory rate on income
   before income taxes ........................    $769          $630     $ 394
Increase (decrease):
   Exercise of certain stock options ..........    (165)            -         -
   South Carolina bank tax, net of federal
      tax benefit .............................      67            55        34
   Tax exempt interest ........................     (14)          (14)       (7)
   Other ......................................       6           (35)      (10)
                                                   ----         -----     -----

          Provision for income taxes ..........     663           636       411
                                                   ====         =====     =====

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1998 and 1997, follow (in thousands of dollars):

                                                                 1998      1997
                                                                 ----      ----
Deferred tax assets:
  Allowance for loan losses ..............................       $443       $346
  Preopening costs .......................................         78         69
   State tax net operating loss carry forward ............         48          -
  Other ..................................................         16         43
                                                                 ----        ---
          Total deferred tax assets ......................        585        458
                                                                 ====        ===
Deferred tax liabilities:
  Depreciation ...........................................         87         80
  Accretion ..............................................          8         15
  Unrecognized gain on securities available-for-
  sale ...................................................         24         12
                                                                 ----        ---
          Total deferred tax liabilities .................        119        107
                                                                 ====        ===
          Net deferred tax asset before valuation
               allowance .................................        466        351
          Less, valuation allowance ......................        (13)         -
                                                                 ----        ---
          Net deferred tax asset .........................        453        351
                                                                 ====        ===

At December 31, 1998, the Corporation had net operating loss (NOL) carryforwards for state income tax purposes of approximately $1,041,000 available to offset future state taxable income. The NOL carryforwards expire primarily in the years 2011 through 2014. The valuation allowance represents management's estimate of the allowance for the NOL deferred tax asset.

NOTE 12 - EMPLOYEE BENEFIT PLANS:

The Corporation provides a defined contribution plan with an Internal Revenue Code Section 401(K) provision. All employees who have completed 500 hours of service during a six-month period and have attained age 18 may participate in the plan.

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

The Corporation's contributions for the years ended December 31, 1998, 1997, and 1996 totaled approximately $140,000, $122,000, and $90,000, respectively.

NOTE 13 - OFF-BALANCE-SHEET ACTIVITIES:

The Banks are parties to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Banks' exposure to credit loss is represented by the contractual amount of these commitments. The Banks use the same credit policies in making commitments as they do for on-balance-sheet instruments.

At December 31, 1998 and 1997, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                             Contract Amount
                                                             ---------------
                                                           1998            1997
                                                           ----            ----
                                                             (In thousands)

Commitments to grant loans ......................         $10,159         $6,153
Unfunded commitments under lines of
    credit ......................................           8,405          6,629
Standby letters of credit .......................             929            537

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

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. All letters of credit are short-term guarantees. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation generally holds collateral supporting those commitments if deemed necessary.

To reduce credit risk related to the use of both derivatives and credit-related financial instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Banks' credit evaluation of the customer. Collateral held varies but may include cash, securities, accounts receivable, inventory, property, plant and equipment and real estate.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The estimated fair values and related carrying or notional amounts of the Corporation's financial instruments at December 31, 1998 and 1997, are as follows (in thousands of dollars):

                                                                                       1998                          1997
                                                                                       ----                          ----
                                                                            CARRYING          FAIR          CARRYING           FAIR
                                                                             AMOUNT           VALUE          AMOUNT           VALUE
                                                                             ------           -----          ------           -----
Financial assets:
   Cash and cash equivalents .......................................        $ 23,296        $ 23,296        $  5,122        $  5,122
   Interest-bearing deposits with banks ............................           1,577           1,577           1,238           1,238
   Investment securities ...........................................          34,148          34,190          32,452          32,472
   Loans held for sale .............................................             722             722             358             358
   Loans receivable ................................................         116,336         116,537          90,811          94,528
   Accrued interest receivable .....................................           1,242           1,242           2,733           2,733

Financial liabilities:
   Deposits ........................................................        $147,630        $148,005        $117,167        $117,449
   Federal funds purchased and
      securities sold under agreements
      to repurchase ................................................           4,464           4,464           2,551           2,551
   Federal Home Loan Bank advances .................................           9,490           9,563           1,060           1,061
   Accrued interest payable ........................................             603             603             511             511

Off-balance-sheet credit related financial instruments:
   Commitments to extend credit ....................................          10,159          10,159           6,153           6,153
   Unfunded commitments under
      lines of credit ..............................................           8,405           8,405           6,629           6,629
   Standby letters of credit .......................................             929             929             537             537

NOTE 15 - CONTINGENCIES:

    CLAIMS AND LAWSUITS:

The Corporation is subject at times to claims and lawsuits arising out of the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

    YEAR 2000 CONSIDERATIONS:

Many existing computer programs use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If uncorrected, many applications could fail or create erroneous results by or at the year 2000. The year 2000 issue affects virtually all organizations. The Corporation has an on-going plan to address the year 2000 issue.

The Corporation uses the services of outside software vendors for certain of its data processing applications. Based on discussions with software vendors and the execution of its year 2000 plan to date, management does not expect the cost of addressing any year 2000 issue will be a material event or uncertainty that would cause its reported financial information not to be indicative of future operating results or future financial condition, or that the costs or consequences of incomplete or untimely resolution of any year 2000 issue represent a known material event or uncertainty that is reasonably likely to affect its future financial results, or cause its reported financial information not to be necessarily indicative of future operating results or future financial condition. Costs totaling approximately $225,000 have been budgeted to address the year 2000 issue. As of December 31, 1998, approximately 85 percent of the budgeted amount had been expended.

    CONSTRUCTION PROJECTS:

ONB has commenced construction of a branch office to replace the existing branch on adjacent land already owned. At December 31, 1998, the cost to complete the branch was estimated to be approximately $651,000 with additional cost of equipment, furniture and fixtures estimated to be approximately $175,000. Management anticipates the completion and opening of the replacement branch office by July, 1999.

Following the completion of the branch office, the existing branch office will be renovated for expanded use by the Holding Company. Management estimates the cost of renovations will total approximately $25,000 and that the cost of related equipment, furniture and fixtures will not be significant.

NOTE 16 - REGULATORY MATTERS:

The Banks, as national banks, are subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Banks may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current years' earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, at December 31, 1998, that the Banks could declare, without the approval of the Comptroller of the Currency, amounted to approximately $1,860,000.

Under Federal Reserve regulation, the Banks also are limited as to the amount they may loan to the Corporation unless such loans are collateralized by specified obligations. The maximum amount available for transfer from the Banks to the Corporation in the form of loans or advances totaled approximately $3,472,000 at December 31, 1998.

The Corporation (on a consolidated basis) and the Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in initiations of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Corporation's and the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the
Corporation and the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments  by the  regulators  about  components,  risk  weightings,  and  other factors.
Prompt   corrective  action  provisions  are  not  applicable  to  bank  holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 1998, that the Corporation and the Banks met all capital adequacy requirements to which they are subject.

As of June 30, 1998, for ONB and SNB and September 30, 1998, for FNB, the most recent notifications from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' categories.

The Corporation's and the Banks' actual capital amounts and ratios are also presented in the table (in thousands of dollars).

                                                                                 MINIMUM REQUIRED               MINIMUM REQUIRED
                                                                                   FOR CAPITAL                TO BE WELL CAPITALIZED
                                               ACTUAL                            ADEQUACY PURPOSES                 UNDER PROMPT
                                               ------                            -----------------                 CORRECTIVE
                                                                                                               ACTION PROVISIONS
                                                                                                               -----------------
                                               AMOUNT           RATIO           AMOUNT          RATIO         AMOUNT           RATIO
                                               ------           -----           ------          -----         ------           -----
At December 31, 1998:

Tier I Capital (to
   Average Assets):
      Consolidated ...................          $19,620         10.9%           $7,190         4.0%           $ 8,987          5.0%
      ONB ............................            9,481          8.1%            4,693         4.0%             5,867          5.0%
      SNB ............................            3,672          7.9%            1,872         4.0%             2,340          5.0%
      FNB ............................            4,169         30.1%              542         4.0%               677          5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           19,620         15.9%            4,925         4.0%             7,387          6.0%
      ONB ............................            9,481          9.1%            3,004         4.0%             4,506          6.0%
      SNB ............................            3,672          9.7%            1,508         4.0%             2,262          6.0%
      FNB ............................            4,169         52.7%              316         4.0%               474          6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           20,979         17.0%            9,850         8.0%            12,312         10.0%
      ONB ............................           10,421         13.9%            6,008         8.0%             7,510         10.0%
      SNB ............................            4,039         10.7%            3,017         8.0%             3,771         10.0%
      FNB ............................            4,221         53.4%              632         8.0%               791         10.0%

At December 31, 1997:

Tier I Capital (to
   Average Assets):
      Consolidated ...................          $13,066          9.6%           $5,449         4.0%           $ 6,812          5.0%
      ONB ............................            8,444          8.0%            4,204         4.0%             5,255          5.0%
      SNB ............................            2,997         10.0%            1,198         4.0%             1,497          5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           13,066         14.1%            3,706         4.0%             5,559          6.0%
      ONB ............................            8,444         12.8%            2,631         4.0%             3,947          6.0%
      SNB ............................            2,997         11.6%            1,031         4.0%             1,546          6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated ...................           14,149         15.3%            7,412         8.0%             9,265         10.0%
      ONB ............................            9,267         14.1%            5,262         8.0%             6,578         10.0%
      SNB ............................            3,257         12.6%            2,061         8.0%             2,577         10.0%

NOTE 17 - CONDENSED FINANCIAL STATEMENTS:

Presented below are the condensed financial statements for Community Bankshares, Inc. (Parent Company only) (in thousands of dollars):

COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

                                                                                                                DECEMBER 31
                                                                                                                -----------
                                                                                                          1998                1997
                                                                                                          ----                ----
Balance Sheets:
   Assets:
      Cash ...............................................................................              $ 1,930              $   494
      Investment in banking subsidiaries .................................................               17,361               11,460
      Securities held-to-maturity, at amortized cost .....................................                    -                  649
      Securities available-for-sale, at fair value .......................................                   50                   50
      Premises and equipment (net of accumulated depreciation
         of $313 in 1998 and $217 in 1997) ...............................................                  329                  256
      Other assets .......................................................................                  128                  184
                                                                                                        -------              -------

                  Total assets ...........................................................               19,798               13,093

Liabilities and shareholders' equity:
   Other liabilities .....................................................................              $   140              $    55
   Shareholders' equity ..................................................................               19,658               13,038
                                                                                                        -------              -------

                  Total liabilities and shareholders' equity .............................               19,798               13,093


                                                                                                   YEAR ENDED DECEMBER 31
                                                                                                   ----------------------
                                                                                          1998              1997               1996
                                                                                          ----              ----               ----
Statements of Income:
   Income:
      Dividends from banking subsidiaries .................................             $  700             $  580             $  504
      Management fees assessed banking subsidiaries .......................              1,141                948                438
      Interest ............................................................                138                 50                 69
                                                                                        ------             ------             ------
                  Total ...................................................              1,979              1,578              1,011

   Expenses:
      Salaries and employee benefits ......................................                648                558                264
      Premises and equipment ..............................................                230                184                 86
      Supplies ............................................................                 70                 35                 22
      Director fees .......................................................                 24                 22                 19
      Interest ............................................................                  -                  -                 11
      Preopening - FNB ....................................................                 75                  -                  -
      Other general expenses ..............................................                258                228                215
                                                                                        ------             ------             ------
                  Total ...................................................              1,305              1,027                617

Income before equity in undistributed
   earnings of banking subsidiaries .......................................                674                551                393
Applicable income tax benefit .............................................                  8                  7                 39
Equity in undistributed earnings of
   banking subsidiaries ...................................................                885                658                318
                                                                                        ------             ------             ------

Net income ................................................................              1,567              1,216                750

                                                                                                  YEAR ENDED DECEMBER 31
                                                                                                  ----------------------
                                                                                        1998               1997              1996
                                                                                        ----               ----              ----
Statements of Cash Flows:
   Cash flows from operating activities:
      Net income ..........................................................           $ 1,567            $ 1,216            $   750
      Adjustments to reconcile net income to net
         cash provided by operating activities:
            Depreciation and amortization .................................               106                 91                 56
            Accretion of discounts - securities ...........................                 -                (23)                 -
            Decrease in due from banking
               Subsidiaries ...............................................                 -                 (3)                33
            Decrease (increase) in other assets ...........................                46                (68)               (65)
            Increase (decrease) in other liabilities ......................                85                  6                (22)
            Equity in undistributed earnings of banking
                  subsidiaries ............................................              (885)              (658)              (318)
                                                                                      -------            -------            -------
                  Net cash provided by operating
                     activities ...........................................               919                561                434
                                                                                                         -------            -------

Cash flows from investing activities:
   Investment in SNB ......................................................           $  (500)           $     -            $(3,500)
   Investment in FNB ......................................................            (4,500)                 -                  -
   Transfer of premises and equipment to SNB ..............................                 -                  -                444
   Purchase of premises and equipment .....................................              (169)               (60)              (408)
   Purchases of securities held-to-maturity ...............................                 -               (636)            (1,137)
   Purchases of securities available-for-sale .............................                 -                (50)                 -
   Proceeds from maturities of securities
      held-to-maturity ....................................................               647                900                247
                                                                                      -------            -------            -------
                  Net cash provided (used) by
investing .................................................................            (4,522)               154             (4,354)
                                                                                      -------            -------            -------
                      activities

Cash flows from financing activities:
   Increase in note payable ...............................................                 -                  -                809
   Repayment of note payable ..............................................                 -                  -             (1,049)
   Common stock issued ....................................................             5,579                100              4,402
   Stock issuance cost ....................................................               (87)                (9)               (52)
   Cash dividends paid ....................................................              (453)              (394)              (318)
                                                                                      -------            -------            -------
                  Net cash used (provided) by financing
                     activities ...........................................             5,039               (303)             3,792
                                                                                                         -------            -------

                                                                                                    YEAR ENDED DECEMBER 31
                                                                                                    ----------------------
                                                                                           1998              1997             1996
                                                                                           ----              ----             ----
Net increase (decrease) in cash and cash equivalents ........................             $1,436             $412             $(129)
Cash and cash equivalents at beginning of year ..............................                494               82               211
                                                                                          ------             ----             -----
Cash and cash equivalents at end of year ....................................              1,930              494                82
                                                                                          ======             ====             =====
Supplemental disclosures of cash flow information:
   Cash payments for income taxes ...........................................             $  656             $640             $ 438
                                                                                          ======             ====             =====

NOTE 18 - OTHER COMPREHENSIVE INCOME:

The components of other comprehensive income and related tax effects are as follows:

                                                        Years Ended December 31,
                                                        ------------------------
                                                          1998     1997    1996
                                                          ----     ----    ----
                                                               (In thousands)
Unrealized holding gains on available-for-sale
  securities .........................................   $56        $31      $-
Less:  Reclassification adjustment for gains
  realized in income .................................     -          -       -
                                                         ---        ---      --
Net unrealized gains .................................    56         31       -

Tax effect ...........................................    20         11       -
                                                         ---        ---      --

Net-of-tax amount ....................................    36         20       -
                                                         ===        ===      ==















    THESE NOTES ARE AN INTEGRAL PART OF THE ACCOMPANYING FINANCIAL STATEMENTS